EXHIBIT 2.4

Execution Version

PURCHASE AGREEMENT
by and among
Chicago Bridge & Iron Company N.V.
The Shaw Group Inc.
CBI Peruana SAC
Horton CBI, Limited
and
CSVC Acquisition Corp.

Dated as of February 27, 2017

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3.24	Environmental Permits	50
3.25	Special Security Agreement	50
3.26	Further Assurances	51
3.27	Additional Financial Statements	51
3.28	Consents of Third Parties	51
3.29	Local Transfer Documents	52
3.30	Multiemployer Plan Communications	53
3.31	Equipment Leases	53
3.1	Revised Intercompany Agreements	53
3.2	Equipment Rental Agreement	53
3.3	Transfer of Thai Business	53

Article 4 Representations and Warranties of Seller		53

4.1	Organization; Qualification	53
4.2	Authorization; Enforceability	54
4.3	No Violation of Laws or Agreements; Legal Approvals; Consents	54
4.4	Shares; Subsidiaries	55
4.5	Financial Statements	57
4.6	No Changes	58
4.7	Taxes	58
4.8	Inventory; Equipment	60
4.9	Receivables; Payables	61
4.10	Title; Maintenance; Non-Exclusive Assets; Sufficiency	61
4.11	Legal Proceedings; Orders	62
4.12	Material Contracts	62
4.13	Permits	65
4.14	Compliance with Laws	65
4.15	Real Property	68
4.16	Labor Relations	69
4.17	Intellectual Property Rights	70
4.18	Employee Benefits	72
4.19	Environmental Matters	75
4.20	Customers and Suppliers	76
4.21	Government Contracts	76
4.22	Overhead Services; Shared Assets and Facilities	77
4.23	Transactions With Affiliates	78
4.24	Finders’ Fees	78
4.25	Special Security Agreement (SSA)	78
4.26	Vote/Approval Required	78
4.27	Insurance	78
4.28	Seller Acknowledgement; Exclusivity of Representations	79

Article 5 Representations and Warranties of Buyer		80

5.1	Organization	80
5.2	Authorization; Enforceability	80

5.3	No Violation of Laws or Agreements; Legal Approvals; Consents	80
5.4	Financing Capability	81
5.5	Investment	82
5.6	Solvency	82
5.7	Government Contracts Matters	82
5.8	Foreign Control	82
5.9	Finders’ Fees	83
5.10	Buyer Acknowledgement; Exclusivity of Representations	83

Article 6 Survival; Indemnification		84

6.1	Survival	84
6.2	Indemnification by Seller	84
6.3	Indemnification by Buyer	84
6.4	Limitation of Liability	84
6.5	Notice of Claims	87
6.6	Claims by Parties	87
6.7	Third-Party Claims	88
6.8	Exclusive Remedy	88
6.9	Purchase Price Adjustments	88
6.10	Mitigation of Damages	89

Article 7 Definitions; Construction		89

7.1	Definitions	89
7.2	Construction	109

Article 8 Miscellaneous		110

8.1	Costs and Expenses	110
8.2	Notices	110
8.3	Jurisdiction; Service of Process; Waiver of Jury Trial	111
8.4	Assignment	112
8.5	Specific Performance	113
8.6	Consideration; Recitals; Governing Law	114
8.7	Schedules	114
8.8	Amendment and Waiver	114
8.9	Entire Agreement; No Third-Party Beneficiaries	114
8.10	Severability; Set-Off	115
8.11	Counterparts	115
8.12	Financing	115
8.13	Performance Guarantee by Parent	115
8.14	Mutual Release	116

SCHEDULES AND EXHIBITS

Schedule A	Capital Services Companies
Schedule B	Excluded Assets
Schedule C	Project Specific Insurance Policies
Schedule 2.2(f)	Seller Legal Approvals
Schedule 2.2(g)	Seller Consents
Schedule 2.2(k)(i)	Continuing Contracts
Schedule 2.2(k)(ii) Schedule 2.2(k)	Continuing Shared Assets Seller Permits
Schedule 2.2(l)	Permit Transfers
Schedule 2.3(e)	Buyer Legal Approvals
Schedule 2.3(g)	Buyer Consents
Schedule 2.4(b)(viii)	Seller Certificate
Schedule 3.1(b)(vii)	Retention Bonuses
Schedule 3.7(b)	Specified Names
Schedule 3.9 Schedule 3.9(j)	Employment and Benefit Plan Matters Withdrawal Liability
Schedule 3.19	Continuing Intercompany Arrangements
Schedule 3.20	Third Party Contracts
Schedule 3.24	Environmental Permits
Schedule 3.31	Master Leases
Schedule 4.3(a)	Seller Contract/Permit Approvals and Consents
Schedule 4.3(b)	Seller Legal Approvals and Consents
Schedule 4.4(b)	Subsidiaries
Schedule 4.4(c)	PC/JV Entities
Schedule 4.4(e) Schedule 4.4(f)	Authorization and Ownership of Subsidiaries Licensee Owned Entities
Schedule 4.5(b)	Undisclosed Liabilities
Schedule 4.5(c)	No Liabilities
Schedule 4.6	No Changes
Schedule 4.7	Taxes
Schedule 4.7(d)	Entity Classifications
Schedule 4.8(a)	Inventory
Schedule 4.8(b)	Equipment
Schedule 4.9(a)	Receivables
Schedule 4.9(b) Schedule 4.10	Payables Reserved Assets
Schedule 4.11(a)	Legal Proceedings
Schedule 4.11(b)	Orders
Schedule 4.12(a)	Material Contracts
Schedule 4.12(d)	Exceptions to Assignment of Material Contracts
Schedule 4.13	Permits
Schedule 4.14(c)(i)	International Trade Authorizations
Schedule 4.14(c)(iii)	Notice from Governmental Bodies re. International Trade Authorizations

Schedule 4.15(a)(i)	Owned Real Properties
Schedule 4.15(a)(ii)	Leased Properties
Schedule 4.15(a)(iii)	Exceptions and Other Leased Properties
Schedule 4.15(b)	Consents, Rights and Options re. Leased Properties
Schedule 4.15(c)	Use and Operation of Properties
Schedule 4.15(d) Schedule 4.16(b)	Improvements WARN Act
Schedule 4.16(c)	Labor Relations
Schedule 4.16(f)	Employment Agreement Compliance
Schedule 4.17(a) Schedule 4.17(d) Schedule 4.17(f)	Intellectual Property Rights Computer Systems Compliance with Intellectual Property Laws
Schedule 4.18(a)(i)	Company Plans
Schedule 4.18(a)(ii)	Company Plans – Exceptions
Schedule 4.18(a)(iii) Schedule 4.18(a)(iv)	Company Plans – Multiemployer Pension Plans Pension Plans
Schedule 4.18(b)	Reportable Events or Prohibited Transactions
Schedule 4.18(c)	Suits or Actions
Schedule 4.18(e)	Post-Termination Benefits
Schedule 4.18(f) Schedule 4.18(i)	Company Qualified Plans Tax Reimbursements
Schedule 4.18(j)	Employee Benefits Triggered
Schedule 4.19	Environmental Matters
Schedule 4.20	Customers and Suppliers
Schedule 4.21(a)	Certain Government Contracts
Schedule 4.21(c)	Irregularities, Misstatements or Omissions
Schedule 4.22(a)	Overhead Services
Schedule 4.22(b)(i)	Shared Assets
Schedule 4.22(b)(ii)	Post-Adjustment Shared Assets
Schedule 4.23	Transactions with Affiliates
Schedule 4.27(a)	Insurance Policies
Schedule 4.27(b)	Insurance Policies – Change of Control Provisions
Schedule 4.27(d)	Insurance Policies – Litigation
Schedule 5.2	Buyer Legal Approvals and Consents
Schedule 5.3(a)	Buyer Contract/Permit Approvals and Consents
Schedule 5.3(b)	Buyer Legal Approvals and Consents
Schedule 6.2(d)	Retained Liabilities

Exhibit A	Form of Transition Services Agreement
Exhibit B-1	Balance Sheet
Exhibit B-2	Unaudited Income Statements
Exhibit C	Adjustment Plan
Exhibit D	Form of Return Software License
Exhibit E	Form of License Agreement
Exhibit F	Limited Guarantee

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Exhibit G	Form of Master Amendment Agreement
Exhibit H	Form of Strategic Alliance Agreement
Exhibit I	Working Capital and Methodology
Exhibit J	[Reserved]
Exhibit K	Covered Contracts
Exhibit L	Covered Surety Projects
Exhibit M	Target Working Capital Calculation

PURCHASE AGREEMENT
This is a Purchase Agreement, dated as of February 27, 2017, by and among Chicago Bridge & Iron Company N.V., an entity registered in the Netherlands (“Parent”), The Shaw Group Inc., a Louisiana corporation (“Shaw”) CBI Peruana SAC, a sociedad anόnima cerrada existing under the laws of Peru (“Peruvian Seller”) and Horton CBI, Limited, a corporation existing under the federal laws of Canada (“Canadian Seller”) (together with Shaw and Peruvian Seller, “Seller”), and CSVC Acquisition Corp., a Delaware corporation (“Buyer”).
Seller owns, or will own prior to the Closing Date, all of the issued and outstanding Equity Securities of the Persons listed on Schedule A (the “Capital Services Companies”) and indirectly, the Subsidiaries. Subject to Section 3.29, as of Closing, Seller will own (a) all of the membership interests (the “US Holdco Shares”) of Jazz Holdco LLC, a Delaware limited liability company (“US Holdco”) formed for purposes of the Adjustment (b) all of the issued and outstanding shares of capital stock (the “Canada Shares”) of New Canada Co ULC, an unlimited liability company to be formed under the laws of the Province of Alberta or British Columbia (“Canadian Holdco”) for purposes of the Adjustment, (c) all of the issued and outstanding shares of capital stock (the “Peru Shares”, and together with the US Holdco Shares and the Canada Shares, the “Shares”) of Peru Maintenance SAC, an entity formed under the laws of Peru for purposes of the Adjustment (“Peruvian Holdco”, and together with, US Holdco and Canadian Holdco, the “Holdcos”, and together with the Capital Services Companies, the “Companies”)). As of Closing, the Holdcos will own directly or indirectly all of the issued and outstanding Equity Securities of the Capital Services Companies (and any Subsidiaries thereof). The Companies, the Subsidiaries and the PC/JV Entities (as defined herein) are referred to, collectively, as the “Business Group”.
Buyer wishes to acquire the Capital Services business segment (including the assets and operations thereof) of Parent, which business segment is in the business of providing services as a maintenance and modification contractor for the nuclear power industry, industrial maintenance industry, federal, state and local governments, in the areas of (a) operations and maintenance support services, (b) environmental engineering and remediation, (c) infrastructure engineering, (d) procurement, construction, and decommissioning, (e) program management for disaster response and (f) emergency response and disaster recovery for private-sector customers and governments, excluding the Excluded Assets (as currently conducted and as conducted at the Closing, the “Business”).
On or prior to the Closing Date, Seller, the Companies, the Subsidiaries (as defined herein), the PC/JV Entities and the Seller’s Affiliates, as applicable, will engage in a series of transactions in accordance with Section 3.18, the effect of which is, among other things, that (a) the assets of the Business necessary for or primarily relating to, or used or held for use primarily in, the conduct of the Business will be consolidated within the Business Group, (b) certain assets of the Business not necessary for or primarily relating to, or used or held for use primarily in, the conduct of the Business will be distributed to entities outside of the Business Group, (c) certain liabilities of the Business (excluding Retained Liabilities) to the extent relating to the conduct of the Business will be consolidated within the Business Group, and (d) certain liabilities of the Business to the extent not relating to the conduct of the Business will be distributed outside of

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the Business Group, the result of which all of the assets necessary for or primarily relating to, or used or held for use primarily in, the operation of the Business in the Ordinary Course (other than for those certain assets the benefit of which will be provided by certain services or other agreements with Seller and/or its Affiliates entered into in connection herewith) shall be held by the Business Group at the Closing.
At the Closing, and in order to effect the transfer of the Business, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, the Shares on the terms and subject to the conditions set forth in this Agreement. Certain terms used in this Agreement are defined separately in Article 7 and are integral to this Agreement.
Seller and Buyer agree as follows:
Article 1

THE SALE AND PURCHASE TRANSACTION
1.1    Sale and Purchase of Shares. Upon the terms of this Agreement, at the Closing, Seller shall sell, transfer, convey, assign and deliver to Buyer or one or more of the Buyer Subsidiaries designated by Buyer, and Buyer shall or shall cause such Buyer Subsidiaries, as applicable, to purchase, acquire and accept from Seller, all of the Sellers’ respective right, title and interest in the Shares, free and clear of all Encumbrances other than for limitations on transfer imposed by applicable securities Laws. This sale and purchase transaction is subject to the conditions set forth in Article 2 and the applicable terms elsewhere in this Agreement.
1.2     Purchase Price. The aggregate purchase price for the Shares shall be an amount equal to US$755,000,000 (such amount, the “Base Purchase Price”), as adjusted at the Closing pursuant to Section 1.3 and following the Closing pursuant to Section 1.5 (the “Final Purchase Price”).
1.3    Payment of Purchase Price at Closing. At the Closing, Buyer shall deliver to Seller by wire transfer of immediately available funds to an account designated by Seller at least two (2) Business Days prior to the Closing, an amount equal to:
(a)    the Base Purchase Price; plus
(b)    if the Working Capital Estimate is greater than the Target Working Capital Amount, the amount by which the Working Capital Estimate exceeds the Target Working Capital Amount; minus
(c)    if the Working Capital Estimate is less than the Target Working Capital Amount, the amount by which the Target Working Capital Amount exceeds the Working Capital Estimate; plus
(d)    an amount equal to the Cash Estimate; minus
(e)    an amount equal to the Indebtedness Estimate;

(the “Closing Purchase Price”).
1.4    Delivery of Closing Estimates.
(a)    At least five (5) Business Days prior to the Closing Date, Seller shall deliver to Buyer its good faith estimate of (a) Working Capital as of 12:01 a.m. on the Closing Date (the “Working Capital Estimate”), (b) the amount of Cash as of 12:01 a.m. on the Closing Date (the “Cash Estimate”) and (c) the amount of Company Indebtedness as of 12:01 a.m. on the Closing Date (the “Indebtedness Estimate”) (collectively, the “Closing Estimates”), together with reasonably detailed supporting evidence of the calculation of such estimates.
(b)    Following delivery of the Closing Estimates, Seller shall reasonably cooperate with Buyer’s review thereof and the Parties shall discuss in good faith any objections or issues identified by Buyer during such review. Each of the Working Capital Estimate, Cash Estimate and Indebtedness Estimate shall be as delivered by Seller pursuant to Section 1.4(a), as may be modified or adjusted to the extent the Seller and Buyer reach a mutual agreement with respect to any modification or adjustment prior to the Closing Date resulting from discussions referred in the prior sentence, and shall be used as set forth in Section 1.3 for purposes of determining the Closing Purchase Price to be paid by Buyer at the Closing; provided that Buyer shall not have the right to delay Closing as a result of any disagreement with such estimates or the level of Seller’s cooperation with respect thereto (provided, that Seller shall have at least made reasonably available to Buyer the Vice President of Financial Operations of the Business and the Director of Financial Operations of Seller responsible for the preparation of the Closing Estimates on a daily basis during normal business hours for at least three (3) Business Days to review with such officers such officers’ work papers with respect to the preparation of the Closing Estimates) (and if the parties are unable to mutually agree to any modification or adjustment, the Closing Estimates used for purposes of Section 1.7 shall be the Closing Estimate as delivered by Seller pursuant to Section 1.4(a)). In no event will the determination of the Closing Purchase Price and the Closing Estimate used therefor (whether mutually agreed to or the subject of a dispute) prejudice the rights of Buyer or Seller in each case under Section 1.5 or any other provision of this Agreement.
1.5    Post-Closing Purchase Price Adjustment
(a)    After the Closing, Buyer shall prepare a statement in accordance with this Section 1.5 (the “Closing Date Statement”) certified by an authorized officer of Buyer setting forth Buyer’s calculation of (i) the Working Capital as of 12:01 a.m. on the Closing Date (the “Working Capital Amount”), (ii) the amount of Cash as of 12:01 a.m. on the Closing Date (the “Cash Amount”) and (iii) the amount of Company Indebtedness as of 12:01 a.m. on the Closing Date (the “Indebtedness Amount”) (collectively, the “Closing Date Statement Calculations”). The Closing Date Statement Calculations with respect to Working Capital shall be prepared in accordance with the Closing Methodology.
(b)    Buyer shall deliver to Seller within ninety (90) days after the Closing Date the Closing Date Statement, together with reasonably detailed supporting calculations of each of the Closing Date Statement Calculations (collectively, the “Buyer Post-Closing Deliverables”). For the purposes of preparing the Buyer Post-Closing Deliverables (and resolving any subsequent disputes with respect to these), Seller shall permit, cause or otherwise provide, Buyer and its Representatives reasonable and timely access to the books and records, working papers and personnel reasonably necessary for Buyer’s preparation of the Buyer Post-Closing Deliverables. Seller shall, and shall cause applicable employees to, reasonably cooperate in a timely manner with Buyer in connection with Buyer’s preparation of the Buyer Post-Closing Deliverables. Once Buyer has delivered each of the foregoing, the Closing Date Statement shall be deemed irrevocable for purposes of the adjustment of the Closing Purchase Price, Buyer shall be foreclosed and completely barred from amending, supplementing or modifying the Closing Date Statement and related Closing Adjustments following delivery to Seller, provided, that the Closing Date Statement may be revised (i) in connection with, and as a result of Seller’s review thereof (and related discussion and/or negotiation between the parties) in accordance with this Section 1.5, (ii) in connection with, and as a result of any determination by an accounting firm pursuant to Section 1.5(d) or (iii) as otherwise agreed between Buyer and Seller.
(c)    Buyer shall permit Seller and its representatives reasonable and timely (and in any event within five (5) days of any applicable request of Seller) access to the books and records, accountants’ work papers (provided, that customary confidentiality and hold harmless agreements relating to access to such working papers in form and substance reasonably and customarily acceptable to any auditors or independent accountants are signed by Seller and its representatives (as applicable)), and personnel, independent accountants, and facilities of the Business Group in order to complete its review of the Closing Date Statement and the calculations thereof and for the purpose of determining each of the Closing Date Statement Calculations and resolving any disputes with respect thereto. Buyer shall cause its employees and the employees of the Companies and the Subsidiaries to reasonably cooperate in a timely manner with Seller in connection with Seller’s review of the Closing Date Statement. Within sixty (60) days (the “Seller Objection Notice Deadline”) after delivery by Buyer to Seller of the Buyer Post-Closing Deliverables, Seller shall notify Buyer in writing in reasonable detail of any disagreement that Seller may have with the Closing Date Statement Calculations, which written notification shall set forth (in reasonable detail) the specific items and amounts in dispute together with reasonably detailed supporting calculations (the “Seller Objection Notice”). Unless such notification is provided within the review period specified in the prior sentence, the Closing Date Statement and each Closing Date Statement Calculation shall become final and binding.
(d)    If Seller notifies Buyer of its disagreement with any Closing Date Statement Calculations by delivery of the Seller Objection Notice in accordance with Section 1.5(c), Buyer and Seller shall use their good faith efforts to reach agreement on such disputed amounts. If Buyer and Seller fail to so agree within thirty (30) days after the Seller Objection Notice has been delivered, then Buyer and Seller shall promptly (but in any event within sixty (60) days after the Seller Objection Notice has been delivered or such longer period mutually agreed by Buyer and Seller in writing) engage by mutual agreement an independent nationally recognized accounting firm (the “Approved Accountant”) to determine, within forty-five (45) days of the engagement, the appropriate amount of those specific items listed in the Seller Objection Notice that remain in dispute as between Buyer and Seller. In the absence of agreement within such sixty (60)-day period on the identity of the Approved Accountant, or if such firm refuses or is unable to serve in such capacity, the Parties shall engage the accounting firm of KPMG LLP (provided KPMG LLP shall then remain independent of the Parties), to determine, within forty-five (45) days of the engagement, the disputed items. Seller and Buyer shall furnish or cause to be furnished to the Approved Accountant such work papers and other documents and information relating to the disputed items as the Approved Accountant may request and are available to that Party or its agents, copies of which shall be concurrently provided to the other Party. Additionally, Seller and Buyer shall be afforded the opportunity to present to the Approved Accountant any material relating to the disputed items (provided, that copies of such shall be concurrently provided to the other Party), but shall not engage in any other ex parte communications with the Approved Accountant without the prior written consent of the other Party or without the other Party having the opportunity to participate in (and, to the extent of any written communications, being concurrently provided with a copy of) any such communications. In determining the appropriate amount of those specific items listed in the Seller Objection Notice as to which the Buyer and Seller still disagree, the Approved Accountant:
(i)    shall make their decision as described in Section 1.5(d)(iii) in accordance with the Closing Methodology (with respect to Working Capital) and the terms of this Section 1.5,
(ii)     may not assign a value to any item greater than the highest value claimed for such item or less than the lowest value claimed for such item by either Buyer or Seller,
(iii)    shall restrict their decision to determining the appropriate amount of only those specific items listed in the Seller Objection Notice that remain in dispute as between Buyer and Seller,
(iv)    may review only the written information provided by Buyer and Seller in resolving any item which is in dispute,
(v)    shall render their decision in writing within forty-five (45) days after the disputed items have been submitted to them, and
(vi)    shall have no authority to determine whether any Party has complied with any representation, warranty or covenant contained herein, other than the determination of whether the Parties have complied with the Closing Methodology for purposes of this Section 1.5. The Approved Accountant’s decision shall be final, binding and conclusive upon the Parties with respect to the items for which they have been engaged to determine and shall be the Parties’ sole and exclusive remedy regarding any dispute concerning the appropriate amount of any line item on the Closing Date Statement and any of the Closing Date Statement Calculations. Fees and expenses of the Approved Accountant shall be allocated between Buyer and Seller inversely proportional to the aggregate dollar amounts of issues resolved in favor of Buyer and Seller, respectively. In the event Seller issues a Seller Objection Notice, the Closing Date Statement shall become final and binding upon (A) Buyer and Seller reaching agreement thereon, or, in the event a firm of Approved Accountant is engaged pursuant to this Section 1.5(d), (B) the rendering of the Approved Accountant’s decision pursuant to this Section 1.5(d).

(e)    Upon the Closing Date Statement Determination Date, the Closing Purchase Price shall be adjusted as follows (each purchase price adjustment set forth below, a “Closing Adjustment”):
(i)    if the Final Working Capital Amount is (A) less than the Working Capital Estimate, then the Closing Purchase Price shall be reduced dollar-for-dollar by an amount equal to such deficiency, or (B) greater than the Working Capital Estimate, then the Closing Purchase Price shall be increased dollar-for-dollar by an amount equal to such excess.
(ii)    if the Final Cash Amount is (A) less than the Cash Estimate, then the Closing Purchase Price shall be reduced dollar-for-dollar by an amount equal to such deficiency, or (B) greater than the Cash Estimate, then the Closing Purchase Price shall be increased dollar-for-dollar by an amount equal to such excess.
(iii)    if the Final Indebtedness Amount is (A) less than the Indebtedness Estimate, then the Closing Purchase Price shall be increased dollar-for-dollar by an amount equal to such deficiency, or (B) greater than the Indebtedness Estimate, then the Closing Purchase Price shall be decreased dollar-for-dollar by an amount equal to such excess.
(f)    Within five (5) Business Days of the Closing Date Statement Determination Date, the Closing Adjustments shall be aggregated and in the event that such aggregation (i) requires the Closing Purchase Price to be increased Buyer shall pay or cause to be paid the amount by which the Closing Purchase Price is to be increased to Seller by wire transfer of immediately available funds to an account designated by Seller, or (ii) requires the Closing Purchase Price to be decreased Seller shall pay or cause to be paid the amount by which the Closing Purchase Price is to decreased to Buyer by wire transfer of immediately available funds to an account designated by Buyer.
(g)    The parties hereto agree that any payment by the Buyer or Seller pursuant to this Section 1.5 shall be treated for Tax purposes as an adjustment to the Closing Purchase Price to the extent permitted by applicable Law.
(h)    Within thirty (30) days of the determination of the Final Purchase Price, Seller and Buyer shall use their good faith efforts to agree on the allocation of the Final Purchase Price among each Seller and the covenants contained in Sections 3.10 and 3.11 for all purposes (including Tax and financial accounting). In the event Buyer and Seller fail to so agree within such thirty (30) day period, then Buyer and Seller shall engage an independent nationally recognized accounting firm, which accountants shall resolve the dispute within sixty (60) days of the engagement using the procedures set forth in Section 1.5(d). The fees and expenses incurred by the accounting firm shall be borne equally by the Parties. Such allocation as finally determined pursuant to this Section 1.5(h) shall be used by Seller and Buyer for all purposes to which the allocation will apply, including preparation and filing of all related Tax Returns, and no Party hereto shall take or assert any position inconsistent therewith, except as otherwise required by a Final Determination. Any subsequent adjustments to Purchase Price required pursuant to this Agreement shall also be allocated in accordance with the allocation finally determined pursuant to this Section 1.5(h)

1.6    Withholding. Notwithstanding any other provision in this Agreement to the contrary, Buyer shall be entitled to deduct and withhold (or cause to be deducted and withheld) from the Purchase Price and any amounts otherwise payable to any person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of any U.S. federal, state, local or non-U.S. Tax Law. To the extent that amounts are so deducted or withheld and remitted to the applicable Taxing Authority to the extent required by applicable Law, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the relevant person in respect of which such deduction or withholding was made. If Buyer determines that any deduction or withholding is required in respect of a payment pursuant to this Agreement, Buyer shall provide notice to Seller at least two (2) Business Days prior to the date on which such payment is to be made, with a written explanation identifying the applicable Law under which such withholding is required.
ARTICLE 2

CLOSING; CONDITIONS TO CLOSING; TERMINATION
2.1    Closing. Subject to Section 2.5, the Parties shall, subject to the proviso to this Section 2.1, consummate the purchase and sale of the Shares (the “Closing”) at 11.00 a.m., Eastern time, on the day that is five (5) Business Days after satisfaction or waiver (to the extent permitted hereunder and by applicable Law) of all of the conditions set forth in Sections 2.2 and 2.3 below, other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions; provided, that if the Marketing Period has not ended at the time of the satisfaction or waiver (to the extent permitted hereunder or by applicable Law) of the conditions set forth in Article 2 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder or by applicable Law) of those conditions at such time), the Closing shall occur on the earlier of (a) a Business Day during the Marketing Period specified by Buyer on two (2) Business Days’ prior written notice to Seller and (b) the second Business Day following the final day of the Marketing Period (subject, in each case, to the satisfaction or waiver (to the extent permitted hereunder or by applicable Law) of the conditions set forth in Article 2 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder or by applicable Law) of those conditions at such time)) (the date on which the Closing takes place being the “Closing Date”). The Closing shall occur by using electronic mail, courier, facsimile or hand delivery. The Closing may occur at such other date, time and place as Buyer and Seller may agree. The rights and obligations of the Parties under this Agreement in the event that this Agreement is terminated without a Closing are set forth in Section 2.5.
2.2    Conditions Precedent to Obligation of Buyer. The obligation of Buyer to proceed with the Closing is subject to the fulfillment prior to or at Closing of the conditions set forth in this Section 2.2. Any one or more of these conditions may be waived, in whole or in part, by Buyer at Buyer’s sole option.

(a)    (i) Except to the extent that any inaccuracies in any such representations and warranties would not have, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the representations and warranties of Seller contained in Article 4 (other than the Seller Specified Representations and the representation and warranty set forth in the last sentence of Section 4.6) shall be true and correct in all respects (without giving effect to any “materiality” and “Material Adverse Effect” qualifiers therein) as of the date hereof and as of the Closing Date as if made on and as of the Closing Date, except for those representations and warranties contained in Article 4 that relate to a specific date, which representations and warranties shall be true and correct as of such date, (ii) the Seller Specified Representations (other than the representation and warranty set forth in Section 4.10(c)) and the representation and warranty set forth in the last sentence of Section 4.6 shall be true and correct as of the date hereof and as of the Closing Date as if made on and as of the Closing Date, except for any such representations and warranties that relate to a specific date, which representations shall be true, correct and complete in all respects as of such date and (iii) the representation and warranty set forth in Section 4.10(c) shall be true and correct as of the date hereof and as of the Closing Date as if made on and as of the Closing Date.
(b)    Seller shall have performed and complied in all material respects with the covenants and obligations set forth herein required to be performed by and complied with by Seller at or before the Closing Date.
(c)    Seller shall have delivered a certificate duly executed by an executive officer of Seller, dated as of the Closing Date, in a form and substance reasonably satisfactory to Buyer, certifying to the fulfillment of the conditions set forth in Section 2.2(a) and Section 2.2(b).
(d)    Between the date of this Agreement and the Closing Date, there shall not have occurred any action, inaction, event, state of facts, circumstance, change or development which, individually or in the aggregate, has resulted in or would reasonably be expected to result in a Material Adverse Effect.
(e)    No Law or Order shall be in effect or shall have been enacted that prohibits or threatens to prohibit the Contemplated Transactions. No Legal Proceeding shall be pending or threatened challenging the lawfulness of the Contemplated Transactions or seeking to prevent or delay any of the Contemplated Transactions.
(f)    All Legal Approvals set forth on Schedule 2.2(f) shall have been received and shall be in full force and effect.
(g)    All Consents set forth on Schedule 2.2(g) shall have been received and remain in full force and effect (and Seller shall have delivered to Buyer evidence reasonably satisfactory to Buyer evidencing affirmative approval or consent by the party or parties for which such consent was sought).
(h)    Evidence reasonably satisfactory to Buyer of irrevocable release of each Company and Subsidiary, as applicable, from (i) all Affiliate Support Arrangements (including any Terminating Intercompany Arrangements) (“Affiliate Support Releases”), (ii) any obligations

(including guarantees) under the Existing Credit Agreements and the Existing Note Purchase Agreements (“Existing Debt Releases”) to which each of them is party, or by or under which assets of the Business are pledged or bound as of the Closing Date and (iii) any other Indebtedness of the Business Group not permitted to remain outstanding on the Closing Date, shall have been received and any liens thereunder shall have been released.
(i)    The Adjustment shall have been completed in all material respects in accordance with the Adjustment Plan.
(j)    Seller shall have entered into a Transition Services Agreement in substantially the form attached as Exhibit A (the “Transition Services Agreement”).
(k)    The Seller Group shall have entered into a Master Amendment Agreement in substantially the form attached as Exhibit G, except as Buyer and Seller may otherwise agree prior to Closing (the “Master Amendment Agreement”).
(l)    The consents to the transfer, or transfer of control, of the Permits set forth in Schedule 2.2(l) shall have been obtained.
(m)    Buyer shall also have received the documents referred to in Section 2.4(a).
(n)    Seller shall have delivered to Buyer evidence, reasonably satisfactory to Buyer, of the entry by each of the Licensee Owned Entities and their respective shareholders as at Closing into an administrative services and shareholder agreement with Buyer or an Affiliate designated by Buyer (the “Buyer PC Counterparty”) in substantially the same form as the Administrative Services and Shareholder Agreement made and entered into effective February 11, 2008 by and among CB&I Environmental & Infrastructure, Inc., CB&I Engineering of North Carolina, P.C. and its shareholders; provided that such agreement shall provide (i) for the right of the Buyer PC Counterparty to receive, by payment of fees, distributions or otherwise, all of the net income from the business activities and operations of the Licensee Owned Entity and (ii) preclude the respective shareholders of the Licensee Owned Entities from receiving any compensation or benefit from the Licensee Owned Entities unless approved in advance by Buyer.
(o)    Seller shall have provided Buyer with evidence, reasonably satisfactory to Buyer, that each shareholder of each of the Licensee Owned Entities is a party to a binding and enforceable agreement with US Holdco pursuant to which each such shareholder is obligated, at the election of US Holdco, to sell all or any part of such shareholder’s shares to a buyer designated by US Holdco at a price and upon terms satisfactory to US Holdco.
(p)    Seller shall have entered into a strategic alliance agreement, in substantially the form attached as Exhibit H (“Strategic Alliance Agreement”).
(q)    Seller shall have entered into the Equipment Rental Agreement.
(r)    Buyer shall have entered into the New Leases concurrently with Closing.

2.3    Conditions Precedent to Obligation of Seller. The obligation of Seller to proceed with the Closing is subject to the fulfillment prior to or at Closing of the conditions set forth in this Section 2.3. Any one or more of these conditions may be waived in whole, or in part, by Seller at Seller’s sole option.
(a)    The (i) representations and warranties of Buyer contained in Article 5 (other than the Buyer Specified Representations) shall be true and correct (without giving effect to any “materiality” and “material adverse effect” qualifiers herein) as of the date hereof and as of the Closing Date as if made on and as of the Closing Date, except for those representations and warranties contained in Article 5 that relate to a specific date, which representations and warranties shall be true and correct as of such date, except, with respect to all of the foregoing representations, to the extent that any such inaccuracies would not, or would not reasonably be expected to, individually or in the aggregate, prevent, enjoin, materially alter or materially delay Buyer’s ability to consummate the Contemplated Transactions and (ii) Buyer Specified Representations shall be true and correct as of the date hereof and as of the Closing Date as if made on and as of the Closing Date, except for any such representations and warranties that relate to a specific date, which representations and warranties shall be true and correct as of such date.
(b)    Buyer shall have performed and complied in all material respects with the covenants and obligations set forth herein required to be performed by and complied with by Buyer at or before the Closing Date.
(c)    Buyer shall have delivered a certificate duly executed by an executive officer of Buyer, dated as of the Closing Date, in form and substance reasonably satisfactory to Seller certifying to the fulfillment of the conditions set forth in Section 2.3(a) and Section 2.3(b).
(d)    No Law or Order shall be in effect or shall have been enacted that prohibits or threatens to prohibit the Contemplated Transactions. No Legal Proceeding shall be pending or threatened challenging the lawfulness of the Contemplated Transactions or seeking to prevent or delay any of the Contemplated Transactions.
(e)    All Legal Approvals set forth on Schedule 2.3(e) shall have been received and shall be in full force and effect.
(f)    All Consents set forth on Schedule 2.3(f) and Schedule 5.3(b) shall have been received and remain in full force and effect (and Seller shall have delivered to Buyer evidence reasonably satisfactory to Buyer evidencing affirmative approval or consent by the party or parties for which such consent was sought).
(g)    Evidence reasonably satisfactory to Seller of irrevocable release ("Company Supported Releases") of the relevant members of the Seller Group, as applicable, from all Company Supported Arrangements (including any Terminating Intercompany Arrangements), other than the Company Surviving Supported Arrangements, to which each of them is party, or by or under which any of their assets (other than assets of the Business) are pledged or bound as of the Closing Date, shall have been received, and any liens thereunder shall have been released.

(h)    Seller shall also have received the documents referred to in Section 2.4(b).
(i)    One or both of the Companies shall have entered into the Transition Services Agreement.
(j)    The Business Group shall have entered into the Master Amendment Agreement.
(k)    Buyer shall have entered into the Strategic Alliance Agreement.
(l)    Buyer shall have delivered the Buyer Credit Support.
(m)    Buyer shall have entered into the New Leases concurrently with Closing.
2.4    Deliveries and Proceedings at Closing.
(a)    Seller shall deliver to Buyer at the Closing:
(i)    evidence of the transfer of the Shares in form and substance reasonably satisfactory to Buyer.
(ii)    the Affiliate Support Releases.
(iii)    the Existing Debt Releases.
(iv)    certificates of the appropriate public officials (to the extent available under applicable Law) dated not more than thirty (30) days prior to the Closing Date to the effect that each of Seller, the Companies and each Subsidiary is validly existing and in good standing in its jurisdiction of formation.
(v)    true and correct and copies of the Governing Documents of Seller, the Companies and the Subsidiaries, as of the Closing Date, certified by their respective Secretaries and/or a notary public.
(vi)    certificate of the Secretary of Seller (A) setting forth all resolutions of the Board of Directors of Seller authorizing the execution and delivery of this Agreement and the performance by Seller of the Contemplated Transactions and (B) stating that the Governing Documents of Seller delivered under Section 2.4(a)(v) were in effect on the date of adoption of those resolutions, the date of execution of this Agreement and the Closing Date.
(vii)    the minute books and, if applicable, corporate seal of the Companies and the Subsidiaries.
(viii)    any stock certificates (or similar documentation) representing the Business Group’s ownership interests in the PC/JV Entities.

(ix)    resignations, as of the Closing Date, of the directors of the Companies and the Subsidiaries appointed by any of the Seller Group and/or resignations of all authorized signatories to all of the bank and other depository and investment accounts of the Companies and the Subsidiaries, requested in writing by Buyer at least three (3) Business Days prior to the Closing.
(x)    evidence reasonably satisfactory to Buyer of termination of the Terminating Intercompany Arrangements pursuant to Section 3.19(a).
(b)    Buyer shall deliver or cause to be delivered to Seller at the Closing:
(i)    a wire transfer of immediately available funds in the amount required pursuant to Section 1.3 and pursuant to wire transfer instructions delivered by Seller to Buyer in writing.
(ii)    the Company Supported Releases.
(iii)    a certificate of the appropriate public official dated not more than thirty (30) days prior to the Closing Date to the effect that Buyer is validly existing in its jurisdiction of incorporation or organization.
(iv)    true and correct copies of the Governing Documents of Buyer, certified by the Secretary of Buyer.
(v)    certificate of the Secretary of Buyer (A) setting forth all resolutions of the Board of Directors of Buyer authorizing the execution and delivery of this Agreement and the performance by Buyer of the Contemplated Transactions and (B) stating that the Governing Documents of Buyer delivered under Section 2.4(b)(iv) were in effect on the date of adoption of those resolutions, the date of execution of this Agreement and the Closing Date.
(vi)    the Buyer Credit Support.
(vii)    duly executed copies of the New Leases.
(viii)    the Certificate described on Schedule 2.4(b)(viii).
2.5    Termination Prior to Closing.
(a)    This Agreement may be terminated in writing at any time prior to the Closing:
(i)    by the mutual written consent of Buyer and Seller;
(ii)    by Buyer or Seller if the Closing shall not have occurred on or before August 28, 2017 (the “Outside Date”); provided, that the right to terminate this Agreement under this clause (ii) shall not be available to any Party whose failure to fulfil any obligation under this Agreement shall have been the direct cause of, or shall have resulted in, the failure of the Closing to occur on or prior to the Outside Date;
(iii)    by Buyer, if (A) a material breach of any provision of this Agreement has been committed by Seller such that the condition set forth in Section 2.2(b) would not be satisfied or (B) there exists a breach of any representation or warranty of Seller contained in this Agreement such that the condition set forth in Section 2.2(a) would not be satisfied and, in the case of either clause (A) or (B), such breach is either continuing and has not been cured, or is incapable of being cured, by Seller by the later of (1) at least five (5) Business Days prior to the Outside Date or (2) within 30 days of receipt by Seller of notice of such breach, but only so long as Buyer is not then in breach of its respective representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a conditions set forth in Section 2.3(a) or Section 2.3(b);
(iv)    by Seller, if (A) a material breach of any provision of this Agreement has been committed by Buyer such that the condition set forth in Section 2.3(b) would not be satisfied, or (B) there exists a breach of any representation or warranty of Buyer contained in this Agreement such that the condition set forth in Section 2.3(a) would not be satisfied and, in the case of either clause (A) or (B), such breach is either continuing and has not been cured, or is incapable of being cured, by Buyer at least five (5) Business Days prior to the Outside Date, but only so long as Seller is not then in breach of its respective representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a conditions set forth in Section 2.2(a) or Section 2.2(b); or
(v)    by Seller, if (A) all of the conditions set forth in Section 2.2 and Section 2.3 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which, at the applicable time including at the time of termination, is capable of being satisfied at the Closing) or waived (to the extent permitted hereunder and by applicable Law), (B) Seller has irrevocably given notice to Buyer in writing that it is prepared, willing and able to consummate the Closing (the “Satisfaction Notice”) and (C) Buyer failed to consummate the Closing on the date the Closing was required to have occurred pursuant to Section 2.1 (taking into account the proviso thereto) and thereafter fails to consummate the Closing by the close of business on the fifth (5th) Business Day following receipt of the Satisfaction Notice.
(b)     In the event of termination of this Agreement by either Buyer or Seller as provided in Section 2.5(a), this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Buyer or Seller (or any Related Party of such Party), other than under the provisions of this Section 2.5(b), Section 2.6, Section 3.17, Article 8 (Miscellaneous) and Article 7 (Definitions; Construction) (to the extent such definitions are used in the foregoing noted Articles and Sections) each of which shall survive the termination hereof; provided, however, the termination of this Agreement shall not relieve (i) Seller from any liability to Buyer for any material breach of any representation, warranty, covenant or obligation prior to such termination of any covenant, obligation, or representation or warranty contained in this Agreement, or for actual fraud, or (ii) Buyer from liability pursuant to and only in accordance with the terms and conditions set forth in Section 2.6(a) below.
2.6    Liquidated Damages.
(a)    In the event that (i) this Agreement is validly terminated by Seller pursuant to (A) Section 2.5(a)(iv), (B) Section 2.5(a)(v), or (C) Section 2.5(a)(ii), if as of the Outside Date, the condition in Section 2.2(f) had not been satisfied if the failure to so satisfy is as a direct result of a breach by Buyer or any of its Affiliates of Section 3.14(g), then in each case Buyer shall promptly pay to Seller liquidated damages equal to $40,000,000 (the “Liquidated Amount”), plus expenses, including reasonable attorneys’ fees and expenses that have been incurred in enforcing this Section 2.6, within three (3) Business Days after the date of such termination (“Enforcement Expenses”). Buyer and Seller hereby agree that it would be prospectively impractical or extremely difficult to fix the actual damages suffered by Seller because of such default; that the prospective impracticability or extreme difficulty of fixing Seller’s actual damages is a result of, among other things, market fluctuations and the losses which would result from removing the Business from the market for any length of time; that the Liquidated Amount constitutes a reasonable estimate and agreed stipulation of such damages which has been negotiated by Buyer and Seller; that Seller may receive the Liquidated Amount in the event of a default by Buyer; that the payment of the Liquidated Amount to Seller is intended to constitute payment for liquidated damages to Seller and not a penalty; that Seller in reliance thereon has agreed to waive all other rights and remedies Seller may have against Buyer in the event of such default by Buyer, such waiver conditioned on Seller’s actual receipt of the full liquidated amount and right to retain the same as payment for liquidated damages. In no event shall Buyer be required to pay the Liquidated Amount on more than one occasion hereunder.
(b)    Notwithstanding anything to the contrary in this Agreement (but subject to Section 8.5), prior to the Closing the sole and exclusive remedy of Seller, any of its Related Parties or any other Person claiming by, through or for the benefit of Seller against Buyer, the Investor, the Debt Financing Sources and any of their respective Related Parties for any loss, damage, liability, claim, obligation or legal proceeding (whether in law or in equity and whether based on contract, tort or otherwise) based upon, arising out of or relating to this Agreement, any Other Agreement, the Limited Guarantee, the Financing, the Equity Commitment Letter or the Debt Commitment Letter (collectively, the “Transaction Documents”), the negotiation, execution or performance hereof or thereof or the transactions contemplated hereby or thereby or in respect of any other document or theory of law or equity or in respect of any oral or written representations made or alleged to be made in connection herewith or therewith (whether in law or in equity and whether based on contract, tort or otherwise) shall be the receipt by Seller of the Liquidated Amount and the Enforcement Expenses from Buyer (or from Investor pursuant to the Limited Guarantee), if payable pursuant to the terms of this Agreement (or the Limited Guarantee, as applicable) in each case under the circumstances specified in Section 2.6(a). Without limitation of the generality of the foregoing or of any other provision of this Agreement, except as otherwise provided in Section 2.5(b) and Section 2.6(a), in no event shall the Related Parties with respect to Buyer, the Investor or the Debt Financing Sources be liable to Seller, any of its Affiliates or any Person claiming by, through or for the benefit of Seller in excess of an aggregate amount equal to the Liquidated Amount and Enforcement Expenses based upon, arising out of or relating to the Transaction Documents, or any of the transactions contemplated hereby or thereby (whether in law or in equity and whether based on contract, tort or otherwise) or for any breach or alleged breach hereof or thereof for any damages of any kind or nature or for any other monetary amounts.
ARTICLE 3

CERTAIN COVENANTS
3.1    Conduct of Business Pending the Closing. Seller agrees that from the date of this Agreement to the Closing Date, unless Buyer otherwise consents in writing (which consent shall not be unreasonably withheld): Seller’s obligations set forth in this Section 3.1 shall in each case be read as “Seller shall, and shall cause its applicable Affiliates” or words of a similar nature as the context requires.
(a)    Seller shall cause the Business to be conducted in all material respects only in the Ordinary Course, except as required or expressly contemplated by this Agreement (including the actions necessary to complete the Adjustment) and use, and cause the Companies and the Subsidiaries (and its Affiliates that held assets primarily related to the Business) to use commercially reasonably efforts to: (i) preserve intact the current business organization, assets and lines of business of the Business, (ii) maintain in effect all material Permits, (iii) keep available the services of their present officers and key employees, (iv) maintain or replace all material leases and all material personal property used exclusively in the Business and (v) maintain good relationships with Governmental Bodies, customers and vendors and other Persons with whom the Business does business, and
(b)    Except as set forth in Schedule 3.1(b), Seller shall not and shall not permit the Companies, the Subsidiaries (and in the case of Section 3.1(b)(xiii), its Affiliates) and Affiliates that hold the assets of the Business to take (and use commercially reasonable efforts to cause the PC/JV Entities not to take including by exercising any applicable rights that it may have with respect to such entities provided, that such commercially reasonable efforts shall not require Seller to commence any Legal Proceeding against any of the PC/JV Entities) any of the following actions, except with the prior written consent of Buyer or as required or contemplated by this Agreement (including the actions necessary to complete the Adjustment):
(i)    amend the Governing Documents of any Company, Subsidiary or PC/JV Entity;
(ii)    issue, sell, grant options or rights to purchase, pledge, authorize or propose the issuance, sale, grant of options or rights to purchase or pledge, any capital stock or membership interests of any of the Companies or the Subsidiaries, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any capital stock or membership interests of any of the Companies, the Subsidiaries or the PC/JV Entities, or any rights, warrants or options to purchase any capital stock or membership interests of any of the Companies, the Subsidiaries or the PC/JV Entities;

(iii)    acquire or redeem, directly or indirectly, or amend the terms of, any shares of capital stock or membership interests of any of the Companies, Subsidiary or PC/JV Entities, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of the capital stock or membership interests of any of the Companies, Subsidiaries or PC/JV Entities, or any rights, warrants or options to purchase any shares of the capital stock or membership interests of any of the Companies, Subsidiaries or PC/JV Entities;
(iv)    split, combine or reclassify capital stock or membership interests of any of the Companies, Subsidiaries, or PC/JV Entities or declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any shares of the capital stock of any of the Companies, Subsidiaries or PC/JV Entities to Seller, any of the Companies, Subsidiaries or PC/JV Entities by any of the Companies or the Subsidiaries with regard to their capital stock or membership interests, other than any such dividends or distributions on shares of the capital stock of any of the PC/JV Entities made in the Ordinary Course in accordance with applicable Law;
(v)    (A) change any accounting methods, policies or practices (other than any such changes as are required by a change in GAAP or applicable Law) on behalf of or with respect to any of the Companies, any Subsidiary or any PC/JV Entity; (B) make, revoke or amend any material Tax election on behalf of or with respect to any of the Companies, any Subsidiary or any PC/JV Entity, (C) file any amended Tax Return or claim for refund on behalf of or with respect to any of the Companies, any Subsidiary or any PC/JV Entity, (D) enter into any closing agreement affecting any Tax Liability or refund or file any request for rulings or special Tax incentives with any Taxing Authority on behalf of or with respect to any of the Companies, any Subsidiary or any PC/JV Entity, (E) settle or compromise any Tax Liability or refund on behalf of or with respect to any of the Companies, any Subsidiary or any PC/JV Entity, (F) extend or waive the application of any statute of limitations regarding the assessment or collection of any income or, except in the Ordinary Course, other material Tax on behalf of or with respect to any of the Companies, any Subsidiary or any PC/JV Entity or (G) take, or cause or permit any other person to take, any action on behalf of or with respect to any of the Companies, any Subsidiary or any PC/JV Entity which could (1) materially increase Buyer's or any of its Affiliates' (including, after the Closing, the Companies, each Subsidiary and each PC/JV Entity) liability for Taxes or (2) result in, or change the character of, any income or gain (including any Subpart F income as defined in Section 952 of the Code) that Buyer or any of its Affiliates (including, following the Closing, the Companies, each Subsidiary and each PC/JV Entity) must report on any Tax Return;
(vi)    enter into any material new line of business outside of the Business or enter into an agreement or arrangement that materially limits or otherwise materially restricts the ability of any of the Companies, any Subsidiary or any successor thereto to engage or compete in any line of business or in any geographic area;
(vii)    except as required under the terms of any Company Plan or any Union Agreement or those retention bonuses set forth on Schedule 3.1(b)(vii), to: (A) except in the Ordinary Course for Employees whose base salary is less than $200,000, increase or agree to increase the compensation (including any incentive compensation) or employee benefits payable or to become payable to any current or former officers, directors, Employees or consultants of any of the Companies or any Subsidiary or pay any amount not required to be paid to any such individual, (B) grant, accelerate or modify the period of exercisability or vesting of equity compensation awards or any other bonuses (including long-term cash incentive awards) except in accordance with the terms thereof in effect on the date hereof, (C) establish, adopt, enter into, renew, negotiate, or amend any Union Agreement, other than in the Ordinary Course, provided, however, that Seller shall keep the Buyer informed before engaging in such actions, and, if the increase in the annual aggregate costs of the Business resulting from any such actions is reasonably expected to exceed 2.0%, Seller will obtain the prior written consent of the Buyer before engaging in such actions, which consent is not to be unreasonably withheld, delayed or conditioned, (D) without complying fully with the notice requirements and other requirements of the WARN Act, effectuate: (1) a plant closing as defined in the WARN Act affecting any site of employment or one or more facilities or operating units within any site of employment of any of the Companies, (2) a mass layoff as defined in the WARN Act affecting any site of employment of any of the Companies or (3) any similar action under the WARN Act requiring notice to employees in the event of an employment loss or layoff, (E) establish, adopt, enter into, materially amend or terminate or increase funding of any Company Plan or any plan, Contract, policy or program that would be a Company Plan if in effect as of the date of this Agreement, to the extent such new Company Plan or amendment of an existing Company Plan would impact Employees; (F) except in the Ordinary Course for Employees whose base salary is less than $200,000, hire, demote, promote, transfer (into or out of the Business Group, except as specifically permitted under Section 3.9) or terminate (other than for cause), or otherwise change the terms of employment of any Employee or (G) provide any Employee loans;
(viii)    incur, assume, guarantee or otherwise become liable for, any Indebtedness (including Affiliate Support Arrangements), other than: (A) guarantees by any of the Companies of Indebtedness of the wholly owned Subsidiaries or guarantees by the Subsidiaries of Indebtedness of any of the Companies, (C) guarantees by any of the Companies or any Subsidiary pursuant to the terms of any joint venture or similar agreement to which any of the Companies or any Subsidiary is a party existing on the date hereof and (D) Indebtedness of a Subsidiary payable to any of the Companies or a wholly owned Subsidiary; provided, that any of the Companies may issue letters of credit to replace performance letters of credit that are outstanding as of the date hereof and in the same notional amount per letter of credit.
(ix)    make, commit to make or authorize any capital expenditure or research and development expenditure, other than: (A) capital expenditures associated with Contracts where substantially all of the cost of such expenditures is recoverable from the customer and (B) capital expenditures and research and development expenditures in the amounts and in accordance with the schedule set forth in the Companies’ existing capital budget for fiscal 2017, provided, that such capital expenditure does not exceed $200,000 individually or $500,000 in the aggregate;

(x)    release, assign, compromise, pay, discharge, waive, settle, agree to settle or satisfy any Legal Proceeding or other rights, claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the release, assignment, compromise, payment, discharge, waiver, settlement or satisfaction of claims, liabilities or obligations incurred in the Ordinary Course that involve amounts not to exceed (in excess of third party insurance proceeds actually received or agreed in writing to be paid by third party insurance carriers) $5,000,000 individually or $25,000,000 in the aggregate, that: (A) do not require any actions or impose any restrictions on the Business or impose any other material injunctive or equitable relief; (B) provide for the complete release of the Companies and the Subsidiaries of all claims; and (C) Seller or one of its Affiliates (other than the Companies and the Subsidiaries) retains the payment obligations (or the liability for which is included in Working Capital) to the extent not fully paid or discharged at Closing.
(xi)    except for transactions among the Companies and the Subsidiaries or among the Subsidiaries, directly or indirectly, sell, transfer, lease, pledge, mortgage, encumber or otherwise dispose of any material property or assets of the Companies and the Subsidiaries or of any PC/JV Entity (including stock or other ownership interests of the Subsidiaries or of any other person and including transfers of project equipment), other than sales of property and/or assets in the Ordinary Course;
(xii)    (A) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, business combination, restructuring, recapitalization or other reorganization, (B) acquire by merging or consolidating with, or by purchasing an equity interest in or portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof, or acquire any capital stock or assets of any person, except for acquisitions, purchases, mergers or consolidations in the Ordinary Course at or below fair market value for consideration not exceeding $250,000 in the aggregate or (C) take or omit to take any action that would cause any material Intellectual Property, including with respect to any registrations or applications for registration, to lapse, be abandoned or canceled, or fall into the public domain, other than actions or omissions in the Ordinary Course;
(xiii)    except to the extent relating to Retained Liabilities, amend, terminate or allow to lapse any material insurance policies covering the Business and its properties, assets and businesses;
(xiv)    except in the Ordinary Course (unless the Contract would be a “loss contract” or restrict the Business, Companies, the Subsidiaries or Buyer’s operations post-Closing) (A) enter into any Contract that would be deemed to be a Material Contract pursuant to Section 4.12 if it existed on the date hereof unless otherwise restricted by this Section 3.1 or (B) materially amend or prematurely terminate, or waive any material right or remedy under, any Material Contract;
(xv)    amend, terminate or allow to lapse any Permit that is material to the Business other than (A) as required by applicable Law or (B) by any such action in the

Ordinary Course but only where such action would not reasonably be expected to be material and adverse to the Business, taken as a whole;
(xvi)    take, or omit to take, any action (including but not limited to any acquisition or entering into any business combination) which is intended to or which could reasonably be expected to adversely affect the ability of any of the Parties to perform its covenants and agreements under this Agreement or otherwise prohibit or materially delay satisfaction of the conditions to this Agreement or consummation of the Contemplated Transactions;
(xvii)    enter into a Contract or commit to do any of the foregoing, or authorize, recommend, propose or announce an intention to do any of the foregoing; and
(xviii)    Transfer to, or cause the PC/JV Entities to assume any Indebtedness of the Companies of the Subsidiaries.
3.2    Access; Contact.
(a)    Prior to Closing, Seller shall, and shall cause the Companies, the Subsidiaries to give to Buyer and its Affiliates and to Buyer’s Debt Financing Sources, and to their respective employees, Representatives and agents, reasonable access, upon reasonable request and notice, at reasonable times and in accordance with reasonable procedures, to (i) books and records and documents of the Business and to the extent relating to the Business, of the Seller Group, (ii) senior employees of the Business and senior employees of the Seller Group that are or have been materially involved in the oversight and the management of the Business and (iii) all of the properties and material equipment of the Business Group to the extent used in the Business, provided, that Buyer shall not conduct any environmental sampling activities on the properties of any of the Companies or the Subsidiaries without Seller’s prior written consent, which may be granted or withheld in Seller’s sole reasonable discretion. Buyer agrees that it shall use all commercially reasonable efforts to schedule its review of such items at such times which are not disruptive to the operations of the Business.
(b)    Buyer acknowledges and agrees that it is not authorized to and shall not (and shall not permit any of its employees, agents, representatives or Affiliates to) contact any customer, supplier, distributor or other material business relation of any of the Companies or the Subsidiaries from the date hereof to the Closing without the prior written consent of Seller, which shall not be unreasonably withheld.
3.3    Tax Matters; Coordination; Survival Period.
(a)    Buyer or Seller, as applicable, shall indemnify the Buyer Indemnitees or Seller Indemnitees as follows:
(i)    From and after the Closing Date, Seller shall indemnify the Buyer Indemnitees from and against, and shall reimburse the Buyer Indemnitees for, all Damages attributable to: (A) Taxes imposed on or with respect to the Companies or the Subsidiaries for any taxable period ending on or before the Closing Date and, in the case of any Straddle Period, the portion of such period ending on and including the Closing Date (each such taxable period shall be referred to as a “Pre-Closing Tax Period”), (B) Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Companies or the Subsidiaries is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 or any similar provision of state, local or non-U.S. Law, (C) Taxes of any person (other than the Companies or the Subsidiaries), liability for which is imposed on the Companies or the Subsidiaries as a transferee or successor, by Contract or otherwise, pursuant to a transaction or contract or other indemnification obligation that occurs or arises before or concurrently with the Closing, (D) Damages that arise from or are attributable to any inaccuracy in or breach of any representation or warranty made in Section 4.7, (E) Taxes that arise from or are attributable to any inaccuracy in or breach of any representation or warranty made in this Agreement, (F) Taxes arising from or attributable to the Adjustment; (G) Transfer Taxes that are the responsibility of Seller pursuant to Section 3.3(f); (H) Taxes arising from or attributable to the actions taken by Seller or any of its Affiliates pursuant to Sections 3.19 (Intragroup Accounts and Arrangements) or 3.20 (Third Party Contracts) or 3.21 (Post-Closing Asset Identification); (I) Taxes arising from or attributable to any breach or non-fulfillment of any covenant or agreement made by Seller in this Agreement; (J) Taxes required to be withheld by Buyer with respect to the payment of the Purchase Price to (or for the benefit of) the Seller (which Taxes are imposed in lieu of or as a means of collection of income Taxes imposed on or with respect to Seller) to the extent not withheld pursuant to Section 1.6, (K) any Taxes in connection with an over-accrual or over-statement of any Tax asset to the extent such Tax asset was specifically identified and taken into account in the determination of the Final Working Capital Amount as an addition to the Final Purchase Price; and (L) any costs and expenses, including reasonable legal fees and expenses attributable to any item described in clauses (A) to (K). Seller shall pay the Buyer Indemnitees for any Taxes of the Companies or the Subsidiaries that are the responsibility of Seller pursuant to this Section 3.3(a)(i) by wire transfer of immediately available funds to such account designated in writing by the Buyer Indemnitees (or a representative thereof) upon the later of: (1) ten (10) days following written notice by a Buyer Indemnitee that an amount for Taxes is or will be due or (2) five (5) days before such amount is due to the appropriate Taxing Authority. Notwithstanding anything to the foregoing, the Tax indemnity set forth under this Section 3.3(a)(i) shall not apply to any Taxes to the extent such Taxes are specifically identified and taken into account in the determination of the Final Working Capital Amount as a reduction to the Final Purchase Price.
(ii)    From and after the Closing Date, Buyer shall indemnify the Seller Indemnitees from and against, and shall reimburse the Seller Indemnitees for, all Damages attributable to: (A) any transaction engaged in by the Companies or the Subsidiaries at the direction of Buyer or an Affiliate of Buyer not in the Ordinary Course occurring on the Closing Date after the Closing, other than any transaction specifically contemplated by this Agreement (including pursuant to a Section 338(h)(10) Election made pursuant to Section 3.3(h) or an election pursuant to Section 338(g) of the Code) and (B) Transfer Taxes that are the responsibility of Buyer pursuant to Section 3.3(f); provided, however, that Buyer shall not be required to indemnify or reimburse the Seller Indemnitees for any Taxes or Damages for which Seller is responsible pursuant to Section 3.3(a)(i). Buyer shall pay Seller for any Taxes that are the responsibility of Buyer pursuant to this Section 3.3(a)(ii) by wire transfer of immediately available funds to such account designated in writing by Seller upon the later of: (1) ten (10) days following written notice by Seller that an amount for Taxes is or will be due or (2) five (5) days before such amount is due to the appropriate Taxing Authority.
(iii)    In the event there is a conflict between any provision of this Section 3.3(a) or Section 3.3(e) and Article 6, the provisions in this Section 3.3(a) or Section 3.3(e), as applicable, shall control.
(b)    Taxes shall be apportioned between the Pre-Closing Tax Period and Post-Closing Tax Period as follows:
(i)    In order to apportion any Taxes relating to any taxable period that includes but does not end on the Closing Date (a “Straddle Period”), (A) real, personal and intangible ad valorem property Taxes and other Taxes imposed on a periodic basis (“Property Taxes”) allocable to the Pre-Closing Tax Period shall be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days in the Straddle Period up to and including the Closing Date and the denominator of which is the total number of calendar days in the entire Straddle Period and (B) Taxes (other than Property Taxes) allocable to the Pre-Closing Tax Period shall be computed based on an interim closing of the books as of the end of the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity in which any of the Companies or any Subsidiary holds a beneficial interest shall be deemed to terminate at such time); provided, that exemptions, allowances or deductions that are calculated on an annual basis (including, but not limited to, depreciation and amortization deductions) shall be allocated between the period ending on the Closing Date and the period beginning after the Closing Date in proportion to the number of days in each period.
(ii)    To the extent permitted or required by applicable Law: (A) the taxable years of the Companies and the Subsidiaries which include the Closing Date shall be treated as closing on (and including) the Closing Date and (B) notwithstanding the foregoing clause (A) or any other provision of this Agreement, all transactions engaged in by the Companies or the Subsidiaries at the direction of Buyer or an Affiliate of Buyer not in the Ordinary Course occurring on the Closing Date after the Closing, other than any transaction specifically contemplated by this Agreement, shall be treated as having occurred in the Post-Closing Tax Period.
(c)    As between the Parties, treatment of Tax Returns shall be as follows:
(i)    Seller shall prepare or cause to be prepared and file or cause to be filed when due all Tax Returns that are required to be filed by or with respect to any of the Companies or any Subsidiaries that are: (A) due (taking into account extensions validly obtained) on or before the Closing Date and (B) for taxable years or periods ending on or before the Closing Date, and Seller shall timely pay, or cause to be timely paid, to the appropriate Taxing Authority any Taxes due in respect of such Tax Returns. Except as otherwise provided in this Section 3.3, Seller and Buyer agree to allocate all items accruing through the Closing Date to the Companies’ and the Subsidiaries’ taxable period ending on the Closing Date pursuant to Treasury Regulation Section 1.1502-76(b)(1)(ii)(A)(1) (and not pursuant to the “next day” rule under Treasury Regulation Section 1.1502-76(b)(1)(ii)(B) or pursuant to the ratable allocation method under Treasury Regulation Section 1.1502-76(b)(2)(ii) or 1.1502-76(b)(2)(iii)). To the extent allowable under applicable Tax Law and except as otherwise provided under this Section 3.3, the Parties will apply the same (or substantially the same) principles in allocating items of income and deduction for any similar state or local consolidated, unitary or combined, income Tax Returns for all taxable periods ending on or before the Closing Date. Seller shall provide Buyer with consolidation work papers and/or pro forma Tax Returns with respect to any consolidated or unitary Tax Return to be filed by Seller pursuant to this Section 3.3(c)(i) that includes any of the Companies or any Subsidiaries not less than fifteen (15) days prior to the due date for the filing of any such Tax Return (taking into account extensions validly obtained). Within ninety (90) days after the end of the calendar year in which the Closing occurs, Buyer shall cause the Companies and the Subsidiaries (at Buyer’s sole cost and expense) to furnish to Seller Tax information relating to the Companies and the Subsidiaries (including any back-up work papers and schedules reasonably requested by Seller) consistent with the past practice and custom of the Seller Group for inclusion in the Seller Group’s consolidated U.S. federal income Tax Return for its taxable year that includes the Closing Date and any state or local consolidated, combined or unitary income Tax Returns described in this Section 3.3(c)(i).
(ii)    Except as otherwise provided in Section 3.3(c)(i), Buyer shall prepare or cause to be prepared and shall file or cause to be filed when due all Tax Returns that are required to be filed by any of the Companies or the Subsidiaries, and Buyer shall timely pay, or cause to be timely paid, to the appropriate Taxing Authority any Taxes due in respect of such Tax Returns. All such Tax Returns related to any Straddle Period shall be prepared in a manner consistent with the past practice of the Companies and the Subsidiaries in filing such Tax Returns, except to the extent that Buyer, the Companies or the Subsidiaries determine, with the written advice of independent Tax counsel (to be delivered to Seller), that there is not at least “substantial authority,” within the meaning of Section 6662(d)(2)(B)(i) of the Code, for a particular position. With respect to Tax Returns of any taxable year of the Companies or the Subsidiaries that includes any part of the Adjustment and which is to be prepared by Buyer, Seller shall promptly prepare or cause to be prepared and provide Buyer with a package of tax information materials (the “Tax Package”) regarding the Tax treatment of the Adjustment. Buyer shall file any Tax Returns with respect to the Companies and the Subsidiaries that includes any part of the Adjustment in a manner consistent with the information provided in the Tax Package, except to the extent that Buyer, the Companies or the Subsidiaries determine, with the written advice of independent Tax counsel (to be delivered to Seller), that there is not at least “substantial authority,” within the meaning of Section 6662(d)(2)(B)(i) of the Code, for a particular position.

(iii)    Any Tax Return required to be filed by Buyer relating to any Straddle Period shall be submitted (with copies of any relevant schedules, work papers and other documentation then available) to Seller for Seller’s review and comment not less than thirty (30) days prior to the due date for the filing of such Tax Return (taking into account extensions validly obtained). Seller shall have the option of providing to Buyer, at any time at least fifteen (15) days prior to the due date, written comments regarding the manner in which any, or all, of the items for which it may be liable hereunder shall be reflected on such Tax Return. Buyer shall consider in good faith revising such Tax Return to reflect any such comments, so long as such comments are not unreasonable under applicable Law.
(iv)    The Parties acknowledge and agree that (A) all deductions attributable to the Company Transaction Expenses shall be reported on Tax Returns for taxable periods ending on or before the Closing Date pursuant to Section 3.3(c)(i) or, if required under applicable Law to be reported on Tax Returns filed pursuant to Section 3.3(c)(ii), shall be attributable for purposes of this Agreement to the portion of the Straddle Period ending on the Closing Date, in each case, to the extent permitted by applicable Law and (ii) no Party shall take, or cause any of its Affiliates to take, any position that is inconsistent with the foregoing except as otherwise required by applicable Law.
(v)    The Parties acknowledge and agree that US Holdco is, and on the Closing Date will be, treated as an entity that is “disregarded” as separate from Shaw for U.S. federal income Tax purposes, and that the acquisition of US Holdco will therefore be treated as a purchase and sale of its underlying assets (which may include Subsidiaries that are treated as “disregarded” for U.S. federal income Tax purposes) for U.S. federal income Tax purposes (and all applicable state, local and non-U.S. income Tax purposes in those jurisdictions in which such Tax treatment is available). In accordance therewith, within thirty (30) days after the Closing Date Statement Determination Date, Buyer shall prepare and deliver to Seller for its review, comment and consent (such consent not to be unreasonably withheld, conditioned or delayed) a statement (together with all supporting documentation) setting forth the allocation of the portion of the Base Purchase Price, other Costs and liabilities that are deemed to be assumed by Buyer for U.S. federal income Tax purposes (as adjusted at the Closing pursuant to Section 1.3 and following the Closing pursuant to Section 1.5) among the assets of US Holdco and the Subsidiaries of US Holdco that are “disregarded” as entities separate from Shaw for U.S. federal income Tax purposes. Such allocation shall be made in accordance with Section 1060 of the Code and any applicable Treasury Regulations (and any corresponding or similar provision of state or local Tax Law) (the "Purchase Price Allocation"). Seller shall notify Buyer in writing within thirty (30) days after receipt of the Purchase Price Allocation of any disagreement or reasonable objections Seller may have with the Purchase Price Allocation, in which case Buyer and Seller shall use their good faith efforts to reach agreement thereon. In the event Buyer and Seller fail to so agree within thirty (30) days after Seller's notice of disagreement has been delivered, then Buyer and Seller shall engage a nationally recognized firm of independent accountants to resolve the dispute within sixty (60) days of the engagement using the procedures set forth in Section 1.5(d). The fees and expenses incurred by the accounting firm shall be borne equally by the Parties. The Purchase Price Allocation as finally determined pursuant to this

Section 3.3(c)(v) shall be used by Seller and Buyer for all purposes, including preparation and filing of all Tax Returns (including IRS Form 8594), and no Party hereto shall take or assert any position inconsistent therewith, except as otherwise required by a Final Determination. Any subsequent adjustments to the Purchase Price required pursuant to this Agreement shall also be allocated in accordance with the Purchase Price Allocation as finally determined pursuant to this Section 3.3(c)(v).
(d)    The Parties shall cooperate with regard to Tax matters and retention of records as follows:
(i)    After the Closing Date, Buyer, the Companies, the Subsidiaries and Seller shall cooperate in good faith, and shall cause their respective Affiliates and representatives to cooperate in good faith, as and to the extent reasonably requested by the other Party, in connection with (A) the preparation and filing of any Tax Returns relating to the Companies or the Subsidiaries, (B) the determination of Seller, Buyer or their respective Affiliates, as the case may be, of any liability for any Taxes relating to the Companies or the Subsidiaries and (C) any audit, dispute, litigation or other proceeding relating to such Taxes. Such cooperation shall include the retention and (upon the other Party’s request and at such other Party’s cost and expense) the provision of records and information reasonably relevant to any such Tax Return, determination or audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.
(ii)    Each Party will retain all Tax Returns, schedules and work papers, and all other records relevant to the determination of Tax liabilities of the Companies or the Subsidiaries for taxable periods ending on or prior to the Closing Date and for Straddle Periods until the later of (A) the expiration of the statute of limitations for the Tax periods to which the Tax Returns and other documents relate or (B) seven (7) years following the due date (without extension) for such Tax Returns. Each Party agrees that before destroying or discarding any material required to be retained pursuant to this Section 3.3(d)(ii), it shall notify the other Party in writing (which notice will include a description of the materials to be destroyed or discarded) and such other Party may, at its expense, remove or make copies of such materials within one hundred twenty (120) days following the date of such written notice. In the event the notified Party has not removed such materials within such 120-day period, the notifying Party may proceed with destroying and discarding such material without any liability to the other Party.
(e)    If, after the Closing, Seller, Buyer, any of the Companies or the Subsidiaries or any Affiliates thereof receive notice of any pending or threatened income Tax audits or assessments or other disputes, assessments or proceedings concerning Taxes with respect to which Seller or Buyer may incur indemnification liability under this Agreement (a “Tax Proceeding”), the Party first receiving notice of such Tax Proceeding shall promptly notify the other Party of the Tax Proceeding in writing and in any event within ten (10) days after receiving the notice of the Tax Proceeding; provided, however, that the failure of such Party to give such prompt notice shall not relieve the other Party of any of its obligations under this Section 3.3, except to the extent that the other Party is actually prejudiced by such failure (as determined by a court of competent jurisdiction). Seller shall have the right to represent the interests of the Companies and the Subsidiaries in any Tax Proceeding relating to a Tax period ending on or before the Closing Date and to employ counsel of its choice at its expense; provided, that (i) Buyer shall have the right to participate in any such Tax Proceeding at its own expense and (ii) Seller shall not be entitled to settle, either administratively or after the commencement of litigation, that portion of any such Tax Proceeding for which Buyer or either of the Companies could incur an indemnification obligation or that could result in increased liability for Buyer, any of the Companies or the Subsidiaries for Taxes attributable to a taxable period beginning after the Closing Date (or such portion of a Straddle Period as commences after the Closing Date) without the prior written consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed. Except as otherwise provided in this Section 3.3(e), Buyer shall have the exclusive right to control, at its own expense, any Tax Proceeding of or with respect to any of the Companies or the Subsidiaries; provided, that (i) Seller shall have the right to participate in any such Tax Proceeding relating to a Straddle Period at its own expense and (ii) Buyer shall not be entitled to settle, either administratively or after the commencement of litigation, that portion of any such Tax Proceeding relating to a Straddle Period for which Seller could incur an indemnification obligation or that could result in increased liability for Seller attributable to a taxable period ending on or before the Closing Date (or such portion of a Straddle Period ending on or before the Closing Date) without the prior written consent of Seller, which consent shall not be unreasonably withheld, delayed or conditioned. Notwithstanding anything to the contrary in this Agreement, none of Buyer, the Companies or the Subsidiaries or any Affiliate of the foregoing shall: (A) be entitled to participate in any Tax Proceeding with respect to a consolidated, combined, affiliated or unitary Tax Return which includes any member of the Group or Affiliate of a member of the Group, in each case other than the Companies and the Subsidiaries, for taxable periods ending on or before the Closing Date or (B) be entitled to any information regarding or copy of any Tax Return described in the immediately preceding clause (A) (or portion thereof), provided, that Seller provides Buyer with a Tax Return or comparable documentation or material Tax information that relates solely to the Companies and the Subsidiaries and contains all material Tax information found in any other Tax Return filed by Seller or its Affiliates in respect of any of the Companies or the Subsidiaries
(f)    All sales, use, transfer, value-added, documentary, stamp, registration and other similar Taxes that are payable in connection with the Contemplated Transactions (“Transfer Taxes”), shall be borne fifty percent (50%) by Buyer, on the one hand, and fifty percent (50%) by Seller, on the other hand. Notwithstanding the preceding sentence, Seller shall be responsible for any Transfer Taxes attribute to the Adjustment. The Party required by applicable Law to file any Tax Returns and other documentation with respect to any such Taxes shall prepare and timely file such Tax Returns and Buyer and Seller shall each, and shall each cause its Affiliates to, cooperate in the timely preparation and filing of, and join in the execution of, any such Tax Returns and other documentation. To the extent that any Transfer Taxes that are the responsibility of Seller hereunder are required to be collected by Buyer and remitted to any Taxing Authority, Seller shall pay the amount of such Taxes to Buyer, and Buyer shall timely remit such Taxes to the Taxing Authority.
(g)    Any Tax allocation or sharing agreement or arrangement, whether or not written, that may have been entered into by the Companies or the Subsidiaries on the one hand, and

Seller or any of its Affiliates, on the other hand, shall be terminated as to the Companies and the Subsidiaries as of the Closing Date, and the Companies and the Subsidiaries shall not be bound thereby or have any liability thereunder.
(h)    With regard to certain Tax elections:
(i)    The following provisions shall apply with respect to an election under Section 338(h)(10) of the Code:
(A)    Buyer and Seller agree that they shall join in making an election under Section 338(h)(10) of the Code (and any corresponding election under state, local or non-U.S. Tax Law) with respect to each Company and Subsidiary identified by Buyer or Seller, as applicable, that is treated as a U.S. corporation for U.S. federal income Tax purposes (the “Section 338(h)(10) Election”) including executing or causing to be executed IRS Form 8023 and all other forms, returns, elections, schedules and documents required to effect the Section 338(h)(10) Election, including such forms, returns, elections, schedules and documents as may be applicable for state and local income Tax purposes.
(B)    At or prior to Closing, Seller and Buyer shall agree on the form and content of IRS Form 8023 that will be filed in connection with the Section 338(h)(10) Election and cause the same to be finalized and executed along with any corresponding state, local or non-U.S. Tax Law forms (collectively, the “Form 8023”).
(C)    The Companies, Seller and Buyer shall cooperate for the purpose of effectuating a timely and effective Section 338(h)(10) Election, including the execution and filing of any other required forms or returns. Seller, the Companies and Buyer agree that, except as required by a Final Determination with any Taxing Authority, they will not take, or cause to be taken, any action in connection with the filing of any Tax Return of Seller, Buyer or their Affiliates or otherwise which would be inconsistent with or prejudicial to the Section 338(h)(10) Election.
(D)    With regard to any entities for which a Section 338(h)(10) Election is made, within thirty (30) days after the Closing Date Statement Determination Date, Buyer shall prepare and deliver to Seller for its review, comment and consent (such consent not to be unreasonably withheld, conditioned or delayed) a statement (together with all supporting documentation) setting forth the allocation of the portion of the Base Purchase Price, other Costs and liabilities that are deemed to be assumed by Buyer for U.S. federal income Tax purposes (as adjusted at the Closing pursuant to Section 1.3 and following the Closing pursuant to Section 1.5) that is used to determine Aggregate Deemed Sales Price (as such term is defined in Treasury Regulation Section 1.338-4) with respect to each of the Companies and the Subsidiaries to which the Section 338(h)(10) Election will apply among the assets of each of the Companies and Subsidiaries to which the Section 338(h)(10) Election will apply, which allocation shall be made in accordance with Sections 338 and 1060 of the Code, any applicable Treasury Regulations (and any corresponding or similar provision of state or local Tax Law) (the “Section 338(h)(10) Purchase Price Allocation”). Notwithstanding anything to the contrary contained herein, for purposes of the Section 338

(h)(10) Purchase Price Allocation, the assets of any PC/JV Entity for which a Section 338(h)(10) Election is made shall have a fair market value equal to their net book value. Seller shall notify Buyer in writing within thirty (30) days after receipt of the Section 338(h)(10) Purchase Price Allocation of any disagreement or reasonable objections Seller may have with the Section 338(h)(10) Purchase Price Allocation, in which case Buyer and Seller shall use their good faith efforts to reach agreement thereon. In the event Buyer and Seller fail to so agree within thirty (30) days after Seller’s notice of disagreement has been delivered, then Buyer and Seller shall engage a nationally recognized firm of independent accountants to resolve the dispute within sixty (60) days of the engagement using the procedures set forth in Section 1.5(d). The fees and expenses incurred by the accounting firm shall be borne equally by the Parties. The Section 338(h)(10) Purchase Price Allocation as finally determined pursuant to this Section 3.3(h)(i)(D) shall be used by Seller and Buyer for all purposes to which the Section 338(h)(10) Election will apply, including preparation and filing of all related Tax Returns (including IRS Form 8883), and no Party hereto shall take or assert any position inconsistent therewith, except as otherwise required by a Final Determination. Any subsequent adjustments to the Purchase Price required pursuant to this Agreement shall also be allocated in accordance with the Section 338(h)(10) Purchase Price Allocation as finally determined pursuant to this Section 3.3(h)(i)(D).
(ii)    At Buyer’s sole discretion, Buyer, Seller or any of their respective Affiliates or Subsidiaries will (A) use commercially reasonable efforts to make or cause to be made (or join in making, as applicable) an election under Section 754 of the Code (or any corresponding provision of state, local or non-U.S. Tax Law) with respect to any partnership or other pass-through entity in which the either of the Companies or a Subsidiary holds a beneficial interest or (B) cooperate in the Buyer’s making of any election under Section 338(g) of the Code (or any corresponding provision of state, local or non-U.S. Tax Law) with respect to any of the Companies or the Subsidiaries, and shall timely provide (or cause to be timely provided) any information to the Buyer or any of its Affiliates or Subsidiaries requested by the Buyer in connection therewith.
(i)    As between the Parties, with regard to Taxes:
(i)    None of Buyer, any Affiliate of Buyer, the Companies or the Subsidiaries shall (or shall cause or permit the Companies or the Subsidiaries to) amend, refile or otherwise modify any Tax Return relating in whole or in part to any of the Companies or the Subsidiaries with respect to any Pre-Closing Tax Period without the prior written consent of Seller (which consent may be withheld or conditioned in the sole discretion of Seller), except to the extent such amendment, refiling other modification relates solely to a Post-Closing Tax Period and does not affect Seller’s indemnification obligations under Section 3.3(a)(i).
(ii)    None of Buyer, any Affiliate of Buyer, the Companies or the Subsidiaries shall (or shall cause or permit the Companies or the Subsidiaries to) carryback for U.S. federal, state, local or non-U.S. Tax purposes to any taxable year or period ending on or before the Closing Date, any net operating losses, Tax credits or any other Tax item of any of the Companies or the Subsidiaries, Buyer or any Affiliate of Buyer; provided, however, that to the extent required by applicable Law, Buyer, any Affiliate of Buyer, or any of the Companies or the Subsidiaries, shall be entitled to carryback any net capital losses of any of the Companies or the Subsidiaries, Buyer or any Affiliate of Buyer.
(iii)    Any refunds or credits of Taxes of the Companies or the Subsidiaries attributable to any Pre-Closing Tax Period (excluding refunds related to any carryback filing or amended Tax Return made or caused to be made by Buyer or an Affiliate of Buyer and net of any Damages realized by Seller solely as a result of any such carryback filing or amended Tax Return made or caused to be made by Buyer or an Affiliate of Buyer) shall be for the account of Seller and shall be paid by Buyer, the Companies or the Subsidiaries to Seller within five (5) days of receipt of any such refund or credit. Buyer shall be entitled to any refunds or credits of Taxes of the Companies or the Subsidiaries other than refunds or credits to which Seller is entitled pursuant to the foregoing sentence, and Seller shall pay such refunds or credits to Buyer within five (5) days of receipt of any such refund or credit. In determining the portion of a Tax refund or credit relating to a Pre-Closing Tax Period, any refund or credit of Taxes relating to a Straddle Period shall be equitably apportioned between the portion of such period ending on the Closing Date and the portion of such period beginning on the day after the Closing Date in accordance with the principles set forth in Section 3.3(b). Notwithstanding anything else in this Section 3.3(i)(iii) to the contrary, Buyer shall not be obligated to pay any refund or credit under this Section 3.3(i)(iii) to the extent that any such refund or credit is attributable to any Tax asset to the extent such Tax asset was specifically identified and taken into account in the determination of the Final Working Capital Amount as an addition to the Final Purchase Price.
(iv)    Notwithstanding any other provision of this Agreement to the contrary, (A) this Section 3.3 and Section 3.9 shall be the sole provisions governing the rights and obligations of the Parties with respect to indemnification for any and all Tax matters and the provisions of Article 6, other than Section 6.1, Section 6.4(i), Section 6.8 and Section 6.9, shall not apply, and (B) the indemnification obligations contained in Section 3.3(a) and the representations and warranties made pursuant to Section 4.7 shall survive the Closing Date until ninety (90) days following the expiration of the applicable statutory periods of limitations (including any extensions or waivers thereof).
(v)    At or prior to the Closing, Seller shall deliver to Buyer an affidavit of Seller in compliance with Treasury Regulations Section 1.1445-2(b)(2) and reasonably acceptable to Buyer certifying under penalties of perjury that Seller is not a foreign person under Section 1445 of the Code.
(vi)    Notwithstanding anything to the contrary set forth in this Agreement, (A) any action required pursuant to this Section 3.3 with respect to any of the Companies or the Subsidiaries less than one-hundred percent (100%) of the equity interests of which will be transferred (directly or indirectly) to Buyer pursuant to Section 1.1 (a “Non-Wholly Owned Entity”) shall be required to be taken only to the extent within the power of the Buyer, the Sellers or any of their respective Affiliates, as applicable, using commercially reasonable efforts, (B) any payments required to be made by Buyer or Seller pursuant to this Agreement (including any payments pursuant to Section 3.3(a)) with respect to Taxes of a Non-Wholly Owned Entity (or Damages related to such Taxes) shall be made only to the extent of Buyer’s or Seller’s Allocable Share of such Taxes and (C) any reference to “Subsidiary” in Section 3.3 or Section 4.7 shall be considered to include the PC/JV Entities.
3.4    Publicity. Neither Buyer nor Seller shall, and each shall cause their respective Affiliates not to, issue any press release or otherwise make any announcements to the public or the employees of any of the Companies or the Subsidiaries regarding this Agreement or the Contemplated Transactions, including any termination hereof, without the prior written consent of the other, except as required by Contract or any applicable Laws, in which case any such announcements shall be made only following reasonable prior written notice to the other Party, to the extent practicable and taking into account the requirements for timely reporting imposed by applicable Laws.
3.5    Updated Schedules. Seller may deliver to Buyer prior to the Closing Date written updates or supplements to the Schedules described in Article 4 to the extent necessary in order to make the representations and warranties contained in Article 4 true and correct as of the date hereof and as of the Closing Date. Notwithstanding anything to the contrary herein, the giving of such update or supplement (and matters disclosed thereon) shall (a) not affect the right to indemnification, or otherwise cure Seller’s obligations to indemnify the Buyer Indemnitees under Section 3.3(a) or Section 6.2 with respect to such matters, which right shall be the same as that which would have existed had such update or supplement to the Schedules not been delivered and (b) shall be disregarded for purposes of determining whether any of the conditions set forth in Section 2.3 and any of the deliverables set forth in Section 2.4(b) have been satisfied, and whether Buyer’s obligations have been satisfied hereunder. If such updated or supplemental Schedules reflect matters or events that, in the absence of such update or supplement, would result in a failure to satisfy the condition set forth in Section 2.2(a), then Buyer may terminate this Agreement in accordance with the terms of Section 2.2(a).
3.6    Retention of Records; Access.
(a)    After the Closing Date, each Party shall retain for a five (5) year period copies of all pre-Closing records (other than Tax records, which retention will be governed by Section 3.3(d)(ii)) of the Business Group. Each Party also shall provide the other Party reasonable access to such pre-Closing records (for the purpose of examining and, at the requesting Party’s expense, copying), during normal business hours and on at least three (3) Business Days’ prior written notice, in order to facilitate the resolution of any claims relating to the Business Group made against or incurred by a Party prior to the Closing. Each Party agrees that before destroying or discarding any material required to be retained pursuant to this Section 3.6, it shall notify the other Party in writing (which notice will include a description of the materials to be destroyed or discarded) and such other Party may, at its expense, remove or make copies of such materials within one hundred twenty (120) days following the date of such written notice. In the event the notified Party has not removed such materials within such 120-day period, the notifying Party may proceed with destroying and discarding such material without any liability to the other Party.

(b)    After the Closing Date, Buyer shall, and shall cause the Companies, the Subsidiaries and its Affiliates for a five (5) year period to give to Seller and to Seller’s employees, representatives and agents reasonable access to senior employees of the Business, during normal business hours and on at least three (3) Business Days’ prior written notice, in order to facilitate the resolution of any claims relating to the Business Group made against or incurred by a Party prior to the Closing.
3.7    Names; Software.
(a)    Buyer shall, within thirty (30) days after the Closing Date, file all such documents with Governmental Bodies and otherwise take such steps as are necessary to cause the Companies and the Subsidiaries to change their names, as applicable, to names that do not include the Specified Names (including, without limitation, descriptions such as “formerly known as” preceding or modifying a Specified Name), and shall immediately upon Closing, cease using the Specified Names in connection with the creation of any new bidding, marketing, advertising or promotional efforts; provided, that Seller will cooperate with Buyer, as reasonably requested by Buyer, to ensure that the Companies and the Subsidiaries have new names in place immediately following the Closing under which the Companies and the Subsidiaries may engage in new bidding efforts. In addition, as promptly as practicable following the Closing, but in no event later than ninety (90) days after the Closing Date, Buyer shall not use, and shall cause the Companies, the Subsidiaries and their respective Affiliates to cease using the Specified Names in any form by ceasing to use such Specified Names in the operation of the Business, including, but not necessarily limited to, on printed and electronic purchase and work orders, bid proposals, estimates, applications, filings and other business documentation, advertising and promotional materials, websites, stationery, packaging, inventory, business cards and signage; provided, that with respect to building signage, Buyer shall not be in breach of this Section 3.7(a) in the event that it has submitted a request to change such signage to the applicable landlord within thirty (30) days after the Closing Date and has used commercially reasonable efforts to effect the signage change as soon as practicable; provided, further, that Buyer shall have fifteen (15) days to cease use of the Specified Names in email addresses and on the Policies. Notwithstanding the foregoing, the Companies and the Subsidiaries may continue to use the Specified Names to the extent necessary to comply with any Government Contracts and Permits in effect on the Closing Date; provided, that the Companies and the Subsidiaries shall have notified the relevant Governmental Body of such name changes in writing, shall have delivered copies thereof to Seller and shall be diligently proceeding to effect such name change in connection with such Government Contracts and Permits.
(b)    All rights to the Specified Names shall upon Closing be the sole and exclusive property of the Seller Group.
(c)    With respect to the software marked “Request Transfer” on Schedule 4.17(d), Seller shall, and shall cause the Companies and the Subsidiaries to, use commercially reasonable efforts to obtain any third-party consents required to transfer or assign such software and related service agreements to Buyer or its designee including, as applicable, with respect to substantially the same number of seat licenses as are used by the Business as of the date hereof; provided, that none of Seller, the Companies nor the Subsidiaries shall be required to institute or defend any Legal

Proceeding in order to obtain such consents. Seller shall pay any fees, costs or expenses required in order to obtain such consents, provided that Seller shall not be required to pay fees to obtain any third party consents for transfer or assignment in the event that such fees would exceed the costs of obtaining a new license or subscription from such third party and that Buyer will reimburse Seller for the cost of any license or maintenance fees paid by Seller prior to the completion of the transfer or assignment covering periods subsequent to the Closing to the extent that such fees have not been allocated to and paid by the Companies and the Subsidiaries prior to Closing.
(d)    [Reserved].
(e)    With respect to the software marked “Not Included” on Schedule 4.17(d), none of Seller, the Companies nor the Subsidiaries shall be required to transfer or assign, or seek any consents to transfer or assign, such software. None of Seller, the Companies nor the Subsidiaries shall be required to pay any costs associated therewith, including as a result of any efforts by Buyer or its Affiliates to procure any license directly from vendors or otherwise to procure a replacement.
(f)    With respect to the software marked “Transfer” on Schedule 4.17(d), (the “Transferred Software”), immediately following the Closing, Buyer shall cause the Company or the Subsidiary owning such Transferred Software to enter into a non-exclusive, royalty-free license agreement in the form attached as Exhibit D hereto (the “Return Software License”) with Seller or one of its Affiliates, as designated by Seller, granting such Seller designee the right to use any such Transferred Software solely for the purpose of Seller or its designated agent verifying or validating previous calculations presented to a previous client on the request of such previous client.
(g)    With respect to the software marked “License” on Schedule 4.17(d), (the “CB&I Software”), prior to the Closing, Seller shall, or shall cause one of its Affiliates (other than the Companies or the Subsidiaries), as licensor, to enter into a license agreement in the form attached as Exhibit E hereto (the “License Agreement”) with the one of the Companies or the Subsidiaries, as licensee, pursuant to which such licensor shall grant such licensee an irrevocable, perpetual, worldwide, transferable, sublicensable, non-exclusive royalty-free license in and to the rights of Seller and its Affiliates, including the right to prepare derivative works, in the CB&I Software, in source code format.
(h)    Subject to the terms of this Section 3.7 and Section 3.17, Seller hereby grants to the Companies and the Subsidiaries a non-exclusive, royalty-free, worldwide, perpetual, right to use and reproduce for internal purposes those policies, procedures, manuals and employee handbooks of Seller used in the operation of the Business in the ordinary course in the twelve (12) months prior to the Effective Date (the “Seller Materials”); provided that Seller shall ensure that within thirty (30) days after the Closing Date, all Seller Materials have been modified so that they will not contain any references to Seller or the Specified Names (or use Seller or its Affiliates’ marks, names, trade dress, logos and other identifiers of the same). Seller reserves all rights in, to and under, including all intellectual property rights with respect to, the Seller Materials and no rights with respect to ownership or use, except as otherwise expressly provided herein, shall vest in Buyer, the Companies or the Subsidiaries.
3.8    Litigation Support. Except for disputes between the Parties based upon, arising out of or otherwise relating to this Agreement and the Contemplated Transactions or claims for which indemnification may be sought pursuant to this Agreement (other than as set forth in Section 1.5 or as otherwise as specifically set forth herein), in the event and for so long as either Party is actively investigating, contesting, defending against or prosecuting any charge, complaint, action, suit, Contract appeal, proceeding, hearing, investigation, claim, demand or audit (including routine audits and contract close-outs) in connection with: (a) any Contemplated Transaction or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act or transaction that occurred or existed on or prior to the Closing Date involving any of the Companies or the Subsidiaries, the other Party shall cooperate with the contesting or defending Party and its counsel (at the contesting or defending Party’s expense except as otherwise may be indemnified hereunder) in the contest or defense, make reasonably available its personnel and provide such testimony and access to its books and records as may be reasonably necessary in connection with the contest or defense.
3.9    Employment and Benefit Plan Matters.
(a)    Each Employee who has an account balance in any Company Plan that is a defined contribution plan intended to be tax-qualified under Code Section 401(a) and is sponsored by a member of the Seller Group or Business Group (each a “Defined Contribution Plan” and, collectively, the “Defined Contribution Plans”) shall be deemed fully vested in, and entitled to receive a distribution of, his or her entire account balance to the extent provided by the terms of the Defined Contribution Plans and shall be permitted to rollover his or her “eligible rollover distribution” from the Defined Contribution Plans (as defined under Section 402(c)(4) of the Code) to a qualified retirement plan established or maintained by Buyer, a Company, a Subsidiary or an affiliate of Buyer. As of an Employee’s Transfer Date, such Employee shall cease to be eligible to make or receive contributions under any Defined Contribution Plans that are not Company Sponsored Plans (provided, that any contribution required to be made with respect to the participation of such Employees in such plans on or immediately prior to the Transfer Date shall be made by Seller as soon as administratively feasible following the Transfer Date, in accordance with the applicable Company’s standard administrative practice for such plans). As of the Closing Date, all Company Employees shall be deemed terminated without cause or terminated for the convenience of the Seller (or such similar standards) for the limited purpose of vesting in benefits in any applicable equity incentive plans (and related award agreements) of the Seller Group.
(b)    Except as specifically contemplated in this Section 3.9, as set forth on Schedule 3.9, or as required by applicable Law or the terms of the Transition Services Agreement, each Employee who is not subject to a Union Agreement (together, the “Company Non-Union Employees”) shall cease to be covered by, cease to be active participants in and cease to accrue further rights or benefits under all Company Plans not maintained by the Companies or Subsidiaries from and after such Employee’s Transfer Date, except to the extent otherwise provided pursuant to the terms of such Company Plans for terminated employees.
(c)    For a period from the Closing Date to the first anniversary thereof, Buyer shall provide to (or cause a Company, a Subsidiary, or an affiliate of Buyer to provide to) each Company Non-Union Employee, for so long as such Employee remains employed by Buyer, a Company, a Subsidiary or an Affiliate of Buyer, base salary or wages that are not less than those provided to such Company Non-Union Employee immediately prior to the Closing Date. For a period from the Closing Date to December 31, 2017, Buyer shall provide to (or cause a Company, a Subsidiary, or an affiliate of Buyer to provide to) each Company Non-Union Employee for so long as such Employee remains employed by Buyer, a Company, a Subsidiary or an Affiliate of Buyer, employee benefits (excluding incentive compensation, defined benefit and post-termination welfare benefits) which, in the aggregate, are not substantially less favorable than the employee benefits (excluding incentive compensation, defined benefit and post-termination welfare benefits) provided to such Company Non-Union Employee immediately prior to the Closing Date. For purposes of any employee benefits provided to Company Non-Union Employees of the Business Group after the Closing Date, Buyer shall use its reasonable efforts to credit (or cause to be credited) service accrued with Seller and any Affiliate of Seller prior to the Closing Date (“Pre-Closing Business Group Service”) by such Employees for purposes of vesting, eligibility and benefit accruals (other than benefit accruals under any defined benefit pension plan and post-termination welfare plans), and all pre-existing condition exclusions, waiting periods and actively-at-work requirements of such plans shall be waived for such Employees and their covered dependents (other than exclusions, requirements, limitations or waiting periods that are already in effect with respect to such employees and dependents under Company Plans that have not been satisfied) and Buyer shall use commercially reasonable efforts to cause any eligible expenses incurred by such Employees and their covered dependents under Company Plans prior to the Closing to be taken into account for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Employees and their covered dependents. Buyer shall cause to be recognized pre-Closing service for purposes of vacation accruals for all Employees and honor all vacation that is accrued but unused for calendar year 2017 for all Employees.
(d)    Seller shall (i) at or prior to the Closing, transfer to the Business Group the employment of Employees who as of the date hereof are not employed by a Company or Subsidiary and (ii) transfer to the Seller Group the employment of the individuals who are as of the date hereof employed by a Company or a Subsidiary, but are not Employees. Employees shall continue, at no expense to the Buyer and its Affiliates, to be eligible for long-term disability coverage under the long-term disability plan maintained by the Seller in accordance with the terms thereof provided that the disability occurred prior to the Closing Date.
(e)    From and after the Closing Date, Buyer shall, to the extent required by Law or the terms of any applicable Union Agreement, cause the Companies and the Subsidiaries (as applicable) to honor and comply with each Union Agreement and will maintain the compensation and benefits of those Employees whose employment is subject to a Union Agreement to the extent required by the terms of such applicable Union Agreement, it being understood that this paragraph shall not be construed as a limitation on the rights of the parties to a Union Agreement to amend such agreement in a manner permitted by its terms.
(f)    Certain Employees hold company credit cards that have been guaranteed by one or more of the Seller Group (the “Company Guaranteed Credit Cards”). Subject to the Transition Services Agreement, the Seller Group shall cancel such Company Guaranteed Credit Cards as of the Closing Date. Seller shall retain all liabilities for any balance outstanding on any of the Company Guaranteed Credit Cards and any claims, suits, damages, liabilities, fees, costs and expenses wholly or partly arising out of or relating to any violation, breach or default by Employees of their obligations related to the Company Guaranteed Credit Cards on or before the Closing Date.

(g)    Prior to the Transfer Date, Seller shall provide ready access to (i) any Employee who is included in the definition of Seller’s Knowledge; or (ii) appropriate Employees in relation to any service provided by the Seller under the Transition Services Agreement for which the Employee is responsible (together, “Access Employees”). Any communication between Buyer and any Employee shall be conducted in such a manner as not to interfere unreasonably with the operation of the Business. Communications prior to the Transfer Date with any Employee other than an Access Employee shall be subject to Seller consent (not to be unreasonably withheld or delayed), and Buyer shall provide reasonable prior notice to Seller's designated representatives that such communication is desired and agree to any reasonable requests by Seller's designated representatives to reschedule such communications to facilitate reasonable Business needs. Buyer shall provide Seller's designated representatives with an opportunity to review and comment on any material written communications to Employees other than Access Employees prior to distribution. Seller shall provide Buyer with a copy of any material written communications to any current or former Employees, if such communications relate to the Contemplated Transactions, and shall provide Buyer with a reasonable opportunity to review and comment on such communications prior to distribution.
(h)    After the date of this Agreement, the parties will reasonably cooperate regarding any consultations with any employee representative body, including but not limited to, any labor organization, or recognized trade union that represents Employees (“Employee Representative”) as required by Law or any Union Agreement as a result of the transactions contemplated under this Agreement. Prior to the Closing Date, Seller shall, and shall cause the Companies and the Subsidiaries to, fully comply with any and all required notices, consultation, effects bargaining or other bargaining obligations to any Employee Representatives in connection with the transaction contemplated herein. Prior to the Closing Date, Buyer shall not independently communicate with any Employee Representative without the prior written permission of Seller, which permission shall not be unreasonably withheld. Seller shall keep Buyer reasonably apprised of status of any notice, consultation, effects bargaining and other bargaining obligations and activities and provide copies of any material communications to any Employee Representative with respect to the Contemplated Transaction.
(i)    Nothing in this Section 3.9, express or implied, is intended to or shall confer upon any other Person, including any Employee, any right, benefit or remedy of any nature whatsoever (including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever) under or by reason of this Agreement, and no provision of this Section 3.9 shall constitute an amendment of, or an undertaking to amend, any Benefit Plan.
(j)    Except as set forth on Schedule 3.9(j), Seller has not received written (or to Seller’s Knowledge, oral) notice from a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (“Multiemployer Plan”) of (i) assessment of any withdrawal liability assessable pursuant to Section 4219 of ERISA under a Multiemployer Plan with respect to any partial or complete withdrawal, within the meaning of Section 4205 and 4203 of ERISA, or (ii) any failure to make contributions to a Multiemployer Plan that were due and payable on or prior to the Closing Date.

(k)    Seller shall assume liability for, and shall reimburse a Company, a Subsidiary or Buyer for, any (i) withdrawal liability that is assessed pursuant to Section 4219 of ERISA under a Multiemployer Plan with respect to any partial or complete withdrawal, within the meaning of Section 4205 and 4203 of ERISA, respectively, from such Multiemployer Plan by Seller, a Company or a Subsidiary that occurs on or prior to the Closing Date, including without limitation, any such withdrawal arising in connection with the Adjustment, reduced by the amount paid by Seller to Buyer pursuant to Section 3.9(l) below for the same Multiemployer Plan, and (ii) any contributions to a Multiemployer Plan that were due and payable on or prior to the Closing Date.
(l)    With respect to each Multiemployer Plan listed on Schedule 3.9(l), between the date of this Agreement and the Closing Date, Seller (directly or, if necessary, through a Company or Subsidiary) shall contact the Board of Trustees or administrators of such plan and request (i) whether a Company or Subsidiary would have owed any withdrawal liability (e.g., there would be no exception or exemption that would have applied) had the Company or Subsidiary in 2016 ceased to have an obligation to contribute to the plan and (ii) if the answer to (i) is yes, there would have been withdrawal liability, estimates of such liability and the applicable maximum amount a Company or Subsidiary would be required to pay per year assuming such plan has not and will not have a “mass withdrawal” as defined in ERISA Section 4219(c)(1)(D) and applicable regulations thereunder (the “Annual Cap”). Seller shall be permitted to reasonably challenge the Board of Trustees or plan administrators on their conclusion under (i) that there would be liability or on the amount of their estimates given under (ii). If, after any challenge described in the preceding sentence, Seller agrees with respect to a plan set forth on Schedule 3.9(l) that it would have had withdrawal liability pursuant to (i) and the amount of the estimates pursuant to (ii), Seller shall pay to Buyer an amount equal to the lesser of (x) the estimated withdrawal liability or (y) twenty multiplied by the Annual Cap. If by the nine (9) month anniversary of the date of this Agreement Seller has not received a response from a plan listed on Schedule 3.9(l) on hypothetical withdrawal liability, or if Seller does not agree that withdrawal liability would have been owed or the estimated amount of such liability or the Annual Cap, Seller and Buyer shall negotiate in good faith to reach an agreement on whether there should be a payment pursuant to this Section 3.9(l) with respect to such plan and, if so, the amount of such payment. If by the twelve (12) month anniversary of the date of this Agreement negotiations made pursuant to the immediately preceding sentence have not resulted in an agreement on the amount, if any, of a payment, Seller and Buyer shall resolve the issue in accordance with Section 8.3.
(m)    The Companies, the Subsidiaries, and Buyer shall assume liability for, and shall reimburse Seller, for any (i) withdrawal liability that is assessed pursuant to Section 4219 of ERISA under a Multiemployer Plan with respect to a partial or complete withdrawal from such Multiemployer Plan by a Company or a Subsidiary that occurs after the Closing Date and (ii) any contributions to a Multiemployer Plan that become due and payable after the Closing Date.
(n)    Notwithstanding anything in this Agreement to the contrary (including, without limitation, Section 4.5(b) below), the only direct or indirect liability of Seller to the Companies, a Subsidiary or Buyer with respect to a Multiemployer Plan shall be as set forth in Section 3.9(k) and Section 3.9(l) or as a result of a breach by Seller of the representations made in Section 3.9(j) above or Section 4.18(a) or Section 4.18(m) below, and Seller shall have no liability with respect to a Multiemployer Plan under Section 3.9(k) or Section 3.9(l) or as a result of a breach of the representation made in Section 4.18(m) where (i) without Seller’s prior written consent (which shall not be unreasonably withheld or delayed), a Company, a Subsidiary or Buyer before, on or after the Closing Date (but prior to the date on which, with respect to a Multiemployer Plan, Seller ceases to have a payment or indemnification obligation pursuant to this Agreement) directly or indirectly contacts the administrators or trustees of the Multiemployer Plan or the union representing the employees or former employees covered by such plan and inquires about whether a withdrawal has occurred or will occur in the future or if withdrawal liability is or in the future may be owed, or (ii) the withdrawal occurs as a result of or in connection with an asset sale by a Company, a Subsidiary or the Buyer that does not meet the requirements under ERISA Section 4204 and regulations thereunder for avoiding a withdrawal as a result of the sale. A Company, a Subsidiary or Buyer shall notify Seller within ten (10) Business Days of (i) receipt of a request for information or assessment of withdrawal liability received from a Multiemployer Plan that asserts (or could be used to assert) that a withdrawal has occurred, and provide Seller with a copy of such request or assessment, or (ii) its determination that it is required by applicable Law to communicate with the administrators or trustees of a Multiemployer Plan or the union representing the employees or former employees covered by such plan about whether a withdrawal from such plan has occurred or will occur in the future or if withdrawal liability is or in the future may be owed and provide Seller with the basis for such determination. The Companies, Subsidiaries, Buyer and Seller will cooperate in good faith on any response to such request or assessment or any communication with the administrators, trustees or union representatives. Any liability of Seller under Section 3.9(k) or Section 3.9(l) or as a result of a breach of the representations under Section 3.9(j) or Section 4.18(m) shall be no more than the actual amount a Company, Subsidiary or Buyer is obligated to pay the Multiemployer Plan taking into account the application of exceptions, exemptions, limits on amounts required to be paid to the Multiemployer Plan per month, quarter, year or over a 20-year period, and other limitations on liability set forth in ERISA or regulations thereunder or in the governing documents of the Multiemployer Plan.
3.10    Nonsolicitation.
(a)    Throughout the period that begins at the date hereof and ends on the second anniversary of the Closing Date, Seller shall not, and shall cause its Affiliates not to, directly or indirectly, employ or solicit for employment any employee of any of the Companies, any Subsidiary on the Closing Date (“Buyer Restricted Persons”) without first obtaining the written consent of Buyer; provided, that Seller shall not be prohibited from employing any such person: (i) who responds to a bona fide general solicitation for employment contained in a newspaper or other periodical or websites that are not specifically directed to any Buyer Restricted Person or group of Buyer Restricted Persons, (ii) who is referred to Seller by search firms, employment agencies or other similar entities, provided, that such entities have not been specifically instructed by Seller to solicit any Buyer Restricted Person or group of Buyer Restricted Persons or (iii) whose employment was terminated by Buyer or has not been an employee of any of the Companies or any Subsidiary for a period of six (6) months prior to the commencement of that employee’s employment with the Seller.

(b)    Throughout the period that begins at the date hereof and ends on the second anniversary of the Closing Date, Buyer shall, and shall cause its Affiliates not to, directly or indirectly, employ or solicit for employment any employee of any of the Seller Group on the Closing Date (“Seller Restricted Persons”) without first obtaining the written consent of Seller; provided, that Buyer shall not be prohibited from employing any such person: (i) who responds to a bona fide general solicitation for employment contained in a newspaper or other periodical or websites that are not specifically directed to any Seller Restricted Person or group of Seller Restricted Persons, (ii) who is referred to Buyer by search firms, employment agencies or other similar entities, provided, that such entities have not been specifically instructed by Buyer to solicit any Seller Restricted Person or group of Seller Restricted Persons or (iii) whose employment was terminated by Seller or has not been an employee of the Seller for a period of six (6) months prior to the commencement of that employee’s employment with the Buyer.
(c)    In the event this Agreement is terminated for any reason, throughout the period that begins on the date of termination of this Agreement and ends on the second anniversary thereof, Buyer shall not, directly or indirectly, employ or solicit for employment any individual employed by any of the Companies or any Subsidiary on the date of termination of this Agreement without first obtaining the written consent of Seller; provided, that Buyer shall not be prohibited from employing any such person: (i) who responds to a bona fide general solicitation for employment contained in a newspaper or other periodical or websites that are not specifically directed to such person or group of Seller Restricted Persons or (ii) who is referred to Buyer by search firms, employment agencies or other similar entities, provided, that such entities have not been specifically instructed by Buyer to solicit any Seller Restricted Persons or group of Seller Restricted Persons.
3.11    Non-Competition.
(a)    Parent shall not (and shall cause its Affiliates to not), for the period of four (4) years after the Closing, own, manage, participate or engage, directly or indirectly (whether as principal, agent, distributor, representative, equityholder or otherwise), in any activities or operations that directly compete with the Core Business, except to the extent incidental (relative to the overall scope of the project, not the magnitude of the project) to projects in Parent’s and its Affiliates’ respective businesses; provided, however, that (i) the ownership by Parent or any of its Affiliates of less than 5% of the outstanding securities of any entity with a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, or subject to the reporting obligations of Section 15(d) thereof shall not be deemed to constitute a violation of the foregoing provisions; (ii) Parent’s acquisition and subsequent operation of a business both less than 20% of whose aggregate revenues are derived from operations which directly compete with the Core Business shall not be deemed to constitute a violation of the foregoing provision and whose aggregate revenues represent less than 3% of the Parent’s consolidated revenue measured for this purpose as of the Closing and in each case such revenue contribution does not increase by 2% during the four (4) year period set forth in this Section 3.11(a), (iii) the provisions of this Section 3.11(a) shall not be applicable to the acquiring or the surviving entity of a bona fide third party transaction in the event that Parent or any of its Affiliates is acquired, directly or indirectly, by any Person engaged, directly or indirectly, prior to the date of such transaction in operations the conduct of which violates this Section 3.11(a) (it being understood and agreed that, in the case of an acquisition, merger or other business combination with any such person, Parent or any of its Affiliates shall be deemed “acquired” only in the event that, following such acquisition, merger or other business combination, 40% or more of the outstanding voting stock of the acquired, surviving or combined entity is owned, directly or indirectly, by a third party and (iv) the provisions of this Section 3.11(a) shall not be applicable in the event, and to the extent (but only to the extent), Seller shall elect to exercise its remedies pursuant to Section 3.16(i) to the extent the remedy involves Seller taking actions to directly cure a breach under the applicable Covered Contract or Covered Surety Projects; provided that the restrictions of this Section 3.11(a) shall continue unaffected following completion of the exercise of the applicable remedy.
(b)    The Parties intend that the conditions set out in subsection 56.4(7) of the Income Tax Act (Canada) (the “Tax Act”) have been met such that subsection 56.4(5) of the Tax Act applies to any “restrictive covenants” (as defined in subsection 56.4(1) of the Tax Act) granted pursuant to this Section 3.11 (the “Non-Competition Covenants”) by the Canadian Seller. For greater certainty, the Parties agree and acknowledge that: (i) for the purposes of paragraph 56.4(7)(d) of the Tax Act, other than $1, no proceeds received by the Canadian Seller under this Agreement shall be attributable, allocable, received or receivable by such Canadian Seller in respect of the Non-Competition Covenants; and (ii) the Non-Competition Covenants are integral to this Agreement, and have been granted to maintain or preserve the fair market value of the Business and the Shares.
(c)    Seller acknowledges and confirms that: (i) it will receive substantial financial benefit from the completion of the Contemplated Transactions; (ii) any other consideration that would otherwise be paid in consideration for the Non-Competition Covenants has been paid to the Canadian Seller in connection with the purchase and sale of the Shares; and (iii) Buyer would not have completed the transaction without the Non-Competition Covenants of Seller.
3.12    Insurance. Following the Closing, to the extent that any Seller Insurance Policy covers any injury, damages or losses relating to the Business (including any Employee) to the extent arising out of any matter or occurrence prior to the Closing Date (the “Insurance Claims”), Seller shall and shall cause its Affiliates to cooperate with Buyer in submitting the Insurance Claims on behalf of and for the benefit of it under such Seller Insurance Policy. Except with respect to Retained Liabilities, Buyer will reimburse Seller for all out-of-pocket fees, costs and expenses incurred by Seller as a result of such Insurance Claim, including, without limitation, any costs associated with any deductible or self-insured retention applicable to Insurance Claims, or other form of self-insurance; provided, that Buyer shall not be required to reimburse Seller for such fees, costs and expenses in respect of any claim Buyer is required to make under any Seller Insurance Policy, to the extent permitted under this Section 3.12, in order to satisfy its obligations under Section 6.10. Notwithstanding the foregoing, Buyer agrees that Insurance Claims under professional liability insurance or employment practices liability insurance policies made against Buyer after the Closing Date shall not be submitted under any professional liability or employment practices liability Seller Insurance Policy.
3.13    D&O. Seller shall either (a) maintain, at no expense to the beneficiaries, in effect for six (6) years from the Closing Date, the feature in the current policies of the directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Seller Group with respect to matters existing or occurring at or prior to the Closing (including the Contemplated

Transactions) which provides insurance to all past and present duly elected directors and officers of the Business, and which policies contain, to the extent reasonably available, terms and conditions (including, without limitation, limits of liability) that are at least as favorable in the aggregate as the terms and conditions of such current policies, or (b) purchase a fully paid six-year extended reporting period endorsement or “tail policy” with respect to the current policies of the directors’ and officers’ liability insurance maintained by the Seller Group and which insure all past and present duly elected directors and officers of the Business that contains, to the extent reasonably available, terms and conditions (including, without limitation, limits of liability) that are at least as favorable in the aggregate as the terms and conditions of such current policies, and maintain such endorsement in full force and effect for its full term.
3.14    Cooperation; Etc.
(a)    Subject to the terms and conditions hereof, Seller and Buyer agree (without being obligated to make any payment to any third party) to use their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Contemplated Transactions, including the Adjustment, and to cooperate with the other Party in connection with the foregoing, including using commercially reasonable efforts: (i) to execute and deliver all conveyance documents and instruments necessary to complete the Adjustment prior to the Closing, (ii) to obtain all necessary Consents from other parties to Contracts, (iii) to obtain all Legal Approvals, (iv) to prevent the entry, enactment or promulgation of any threatened or pending injunction or order that would adversely affect the ability of the Parties hereto to consummate the Contemplated Transactions, (v) to lift or rescind any injunction or order adversely affecting the ability of the Parties hereto to consummate the Contemplated Transactions and (vi) to effect all necessary registrations, applications, notices and filings, including filings under the HSR Act or other applicable Antitrust Law to the extent set forth in Section 3.14(c), and submissions of information requested by any Governmental Body. Notwithstanding the foregoing, or anything else in this Agreement, nothing in this Agreement shall require the Companies to agree to or execute any material changes to any Contracts in order to obtain third party Consents to the Contemplated Transactions, except to the extent the approval of the Buyer to such change has been obtained and where such material change shall only be effective upon the Closing.
(b)    Without limiting the foregoing, each Party will each take all actions necessary, proper or advisable under applicable Laws to: (i) make their respective filings (or cooperate in making joint filings) under any applicable Antitrust Law, foreign competition Law or investment Law, as promptly as practicable, (ii) cause the satisfaction of such other filing requirements, or the issuance of such approvals, clearances, consents or authorizations as may be required with respect to any Antitrust Law, (iii) request early termination of any waiting periods under the HSR Act, (iv) comply at the earliest practicable date with any request for information or documentary material received by Buyer, the Companies or any of their Affiliates from any Governmental Body and (v) avoid the entry of any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, under any Antitrust Law, that would have the effect of prohibiting, preventing or restricting consummation of the transactions contemplated hereby. Each of the Parties will bear fifty percent (50%) of the cost of all filing fees related to the foregoing.

(c)    Each of the Parties shall use commercially reasonable efforts to take, or to cause to be taken, all actions, and to do, or cause to be done, and to assist and to cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate the Contemplated Transactions, as promptly as practicable, including the completion within ten (10) Business Days after the date hereof (if feasible) of all necessary filings under any applicable Antitrust Law and thereafter the taking of all steps as may be necessary to obtain approval of or to cause the termination or expiration of any waiting periods applicable under any Antitrust Law to the Contemplated Transactions. Such commercially reasonable efforts and cooperation include each Party’s undertaking to: (i) comply with all legal requirements that are applicable to it in connection with the Contemplated Transactions, (ii) execute and deliver any additional instruments necessary to consummate the Contemplated Transactions, (iii) keep each other apprised of the status of any filings under any Antitrust Laws, (iv) respond promptly and fully to any legally compulsory request for additional information regarding the Contemplated Transactions by any reviewing antitrust authority, (v) promptly keep each other appropriately informed of communications from and to personnel of any reviewing antitrust authority and confer with each other regarding appropriate contacts with and responses to personnel of such antitrust authority, (vi) to the extent permitted by Law and subject to any applicable privileges (including the attorney-client privilege), permit counsel for the other Party a reasonable opportunity to review in advance and to consider in good faith such other Party’s views regarding any proposed communication relating to any Contemplated Transaction to any reviewing antitrust authority, (vii) not arrange for or participate in any meeting with any Governmental Body in respect of any filings, investigation or other inquiry without, to the extent permitted by Law, consulting with each other in advance, and, to the extent permitted by Law, giving the other Party the opportunity to attend and participate thereat and (viii) furnish all information reasonably required for any application or other filing to be made pursuant to any applicable Law or any applicable regulations of any Governmental Body in connection with the Contemplated Transactions. No Party shall consent to any extension of any statutory or regulatory deadline or waiting period under any Antitrust Law with respect to the Contemplated Transactions or any action, judicial or administrative, challenging such transactions, without the consent of the other Party. The Parties shall use their commercially reasonable efforts to resolve such objections, if any, as may be asserted with respect to the Contemplated Transactions under any Antitrust Law. If any Legal Proceeding or similar action is instituted (or threatened to be instituted) challenging the Contemplated Transactions as violating any Antitrust Law, Buyer and Seller shall each cooperate and use its commercially reasonable efforts to vigorously contest and resist any such Legal Proceeding or similar action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits (or seeks to restrict, prevent or prohibit) consummation of the Contemplated Transactions, including by vigorously pursuing all available avenues of administrative and judicial appeal and all available legislative actions. For the avoidance of doubt, this Section 3.14(c) shall not apply with respect to Taxes or Tax matters.
(d)    From the date hereof to the Closing Date, on a monthly basis and to the extent required to support Buyer’s good faith calculation of bonding requirements (e.g. the cost to complete each such project) with respect to Company Surviving Supported Arrangements (prepared and calculated utilizing Seller’s ordinary course forecasting policies and procedures), Seller will provide contract status reports or similar information; provided, further, Seller shall deliver at Closing a certification to Buyer executed by an executive officer of Seller, which shall permit reliance by the issuers of the bonds to be issued in respect of the Company Surviving Supported Arrangements of the foregoing calculations as of the most recent month and prior to the month during which the Closing occurs.
(e)    Notwithstanding anything in this Agreement to the contrary, if notification is required under Part IX of the Competition Act (Canada), Buyer and Seller may, if they deem it advisable, jointly elect to submit a request for an advance ruling certificate under section 102 of the Competition Act (Canada) and delay the submission of notification materials under section 114 of the Competition Act (Canada) for a period of up to thirty (30) days, unless otherwise agreed by Buyer and Seller. Further, the fee for such request will also be borne 50% by each party.
(f)    Notwithstanding anything in this Agreement to the contrary, Buyer shall not be required to propose, negotiate, commit to, or effect, by consent decree, hold separate orders or otherwise, the sale, divestiture or disposition of any of the assets of the Business to be acquired by it pursuant to hereto or any other assets owned or operated by Buyer.
(g)    Each of Buyer and Seller shall not, and each shall cause their respective Affiliates not to, take any action following the execution of this Agreement which causes or is reasonably likely to cause the consummation of this Agreement to be challenged or prohibited under any Antitrust Law.
3.15    Transition Planning. Without limiting the foregoing, from and after the date hereof until the Closing, the Parties will, to the extent consistent with applicable Law, cooperate in good faith on transition planning, including forming transition teams that are each sufficiently staffed with appropriate subject matter experts (including, but not limited to, benefits, payroll, general accounting and real estate). From and after the date hereof until the Closing, the transition teams will meet, either in person or by telephone, as required, to identify, discuss and resolve transition issues, and to finalize the schedules to the Transition Services Agreement. Seller will provide such information as is reasonably requested by Buyer and as may be disclosed in accordance with applicable Law regarding Seller’s and its Affiliates’ information technology systems and other resources used to provide services to the Business. In order to implement the actions reasonably necessary to enable the provision of services pursuant to the Transition Services Agreement beginning as of the Closing Date (i) Seller will, at its own cost and expense, seek to obtain third party consents and provide notices to third parties, as applicable, in connection with the provision of services pursuant to the Transition Services Agreement; (ii) each of Seller and Buyer will perform those activities for which each is responsible as identified on Schedule 3.15, and each of Seller and Buyer will bear the cost of such activities in accordance with the cost allocations set forth on Schedule 3.15 and (iii) Seller will cooperate with Buyer to obtain written confirmation from Oracle Corporation (“Oracle”) that Buyer is permitted (under Seller’s agreement with Oracle) to use the instance of JDE World licensed under such agreement during the period from Closing until November 30, 2018 or such later future date to which Oracle might agree, in a manner consistent with the use of JDE World in the Business prior to Closing; provided, that any additional costs associated with such use shall be borne by Buyer, subject to Buyer’s written approval.

3.16    Company Supported Arrangements; Affiliate Support Arrangements.
(a)    At and following the Closing, Parent shall and/or shall cause its applicable Affiliates to keep in place and maintain outstanding any Company Surviving Supported Arrangement for then-current term and scope of work of the Contract (excluding renewals and/or extension thereof in accordance with any “evergreen” or similar automatic renewal or extension provision in any such Contract, change orders, amendments or otherwise, other than normal course scope changes that do not, individually or in the aggregate, increase overall Contract project cost to complete by more than 10%, based on such Contract project cost to complete as of the Closing Date) (“Supported Contract”) for which any such Company Surviving Supported Arrangement relates; provided, that Parent or its Affiliates may be released prior to the termination of the applicable Supported Contract if the Counterparty to such Contract agrees in writing (i) that it would not require any financial security (other than an uncollateralized contractual guarantee of Buyer or a Buyer Subsidiary) or other form of collateral (including, a letter of credit, performance or surety bond, cash deposit or otherwise) from or supported by Buyer or any Affiliate of Buyer and (ii) that the release of such Company Surviving Supported Arrangement will not result in a termination or breach of such Supported Contract and will not result in an adverse impact to Buyer or its applicable Affiliates under such contract (including the level of spend by such counterparty and including the likelihood of renewal under an “evergreen” or similar renewing contract). Buyer will reasonably cooperate with Parent's efforts to obtain a release upon the terms set forth in the prior sentence, provided Seller shall not take any actions in connection herewith (nor request that Buyer take any action) that would result in an adverse effect under any such Supported Contract. At and following Closing, and Buyer shall and shall cause the applicable Companies and the applicable Subsidiaries (A) to indemnify Parent and its Affiliates from and against any and all Damages actually incurred by any of them relating to any payment obligation under any Company Surviving Supported Arrangements that are outstanding at Closing (other than, in each case, to the extent any such Damages are the result of any act of or failure to act by Seller or any of its Affiliates (including the Companies and the Subsidiaries) or resulting from a condition that arose prior to Closing, (B) not to (x) amend or modify the terms of any Company Surviving Supported Arrangement if such amendment or modification would reasonably be expected to materially increase the likelihood that the applicable Company Surviving Supported Arrangement would be drawn, paid, or called upon).
(b)    Notwithstanding the foregoing in clause (a) above, Buyer and Seller shall obtain a release of Company Supported Arrangements consisting of letters of credit as of the Closing Date and Buyer shall cause to be delivered a replacement letter of credit in the same amount as such letter of credit replaced.
(c)    Notwithstanding the foregoing in clause (a) above, Buyer and Seller shall obtain a release of Company Supported Arrangements consisting of leases of equipment and vehicle of the Business for which Seller and its Affiliates outside of the Business Group bear liability as of the Closing Date and Buyer shall enter into new lease arrangements (and/or novations of existing leases) with respect to the equipment and vehicles covered thereby without further liability therefor on the part of Seller and its Affiliates.

(d)    Buyer agrees that it shall cause releases to be provided prior to (but conditioned upon) the Closing with respect to all other Company Supported Arrangements.
(e)    Seller agrees that it shall cause releases to be provided prior to (but conditional upon) the Closing with respect to the Affiliate Support Arrangement.
(f)    Buyer shall not, directly or indirectly, sell any portion of the Business which shall result in neither Buyer nor any Affiliate of Buyer being a party to a Supported Contract without Seller’s consent, unless, simultaneously with the consummation of any such sale, Seller shall receive complete and unconditional releases of all then-outstanding Company Surviving Supported Arrangements with respect to such Supported Contract.
(g)    During the term that any Company Surviving Support Arrangements shall remain outstanding, Buyer shall provide Seller with (i) the audited annual financial statements of the Business as soon as available after the end of each fiscal year of the Buyer during such term, (ii) unaudited quarterly financial statements of the Business as soon as available after the end of each fiscal quarter of the Buyer during such term, (iii) written project status reports prepared on a basis consistent with past practice for each matter to which an outstanding Company Surviving Support Arrangement relates as and when prepared, but no less frequently than quarterly, during such term and (iv) access to Buyer’s personnel responsible for matters covered by outstanding Company Surviving Support Arrangements as Seller may reasonably request upon reasonable prior written notice for purposes of Seller’s inquiries into the status of such matters.
(h)    Buyer shall pay Seller monthly, promptly upon receipt of invoice therefor but in no event later than 15 days after date of invoice, surety bond fees with respect to Company Surviving Support Obligations consisting of surety bonds outstanding during such month in an amount equal to the product of (i) the aggregate average face amount of such surety bonds during such month, multiplied by (ii) the monthly market rate paid by Buyer for surety bond issued in connection with the Business as certified by AON plc. Such fees shall be payable by wire transfer of ACH.
(i)    In addition to all other rights and remedies Seller may have against Buyer with respect thereto, (A) in the event that Buyer shall take any action which shall cause Seller’s liability on a Company Supported Arrangement to exceed the cost to complete limits provided in Section 3.16(a), Buyer shall promptly deliver to Seller a supplemental letter of credit as additional Buyer Credit Support in the amount of such excess and (B) Seller shall have the right to set off against any amounts due from Seller to Buyer hereunder or otherwise, any amounts due from Buyer to Seller hereunder which Seller shall fail to timely pay.
3.17    Confidentiality.
(a)    Buyer shall hold, and cause its Affiliates to hold, and shall use its commercially reasonable efforts to cause its or their respective representative to hold, in confidence any and all information, whether written or oral, concerning the Seller Materials, except to the extent that Buyer can show that such information: (i) is generally available to and known by the public through no fault of Buyer, any of its Affiliates or their respective representatives or (ii) is lawfully acquired by Buyer, any of its Affiliates or their respective representatives from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation and Buyer has no continuing obligation of confidentiality to said source of confidentiality. If Buyer or any of its Affiliates or their respective representatives are compelled to disclose any such information by judicial or administrative process or by other requirements of Law, Buyer shall promptly notify Seller in writing and shall disclose only that portion of such information which Buyer is advised by its counsel in writing is legally required to be disclosed; provided, however, that Buyer shall use commercially reasonable efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information. For the avoidance of doubt, neither the foregoing nor any other provision of this Agreement shall be deemed to limit any customary disclosures made by Buyer, its affiliates (as applicable) or any of their representatives to the Debt Financing Sources in connection with its efforts and activities to obtain the Debt Financing.
(b)    From and after the Closing, Seller shall, and shall cause its Affiliates to, hold, and to use their respective commercially reasonable efforts to cause its or their respective representatives to hold, in confidence any and all information, whether written or oral, relating to (i) Buyer, the Companies and the Subsidiaries and their respective Affiliates or (ii) the Business, except to the extent that Seller can show that such information (A) is generally available to and known by the public through no fault of Seller, any of its Affiliates or their respective representatives or (B) is lawfully acquired by Seller, any of its Affiliates or their respective representatives from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation and Seller has no continuing obligation of confidentiality to said source of confidentiality. If Seller or any of its Affiliates or their respective representatives are compelled to disclose any such information by judicial or administrative process or by other requirements of Law, Seller shall promptly notify Buyer in writing and shall disclose only that portion of such information which Seller is advised by its counsel in writing is legally required to be disclosed; provided, however, that Seller shall use commercially reasonable efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information. The foregoing shall not restrict Seller or any of its Affiliates from performing in accordance with the terms of any Other Agreement.
3.18    Adjustment.
(a)    Seller shall cause the Adjustment to be consummated as set forth on Exhibit D on or prior to the Closing Date in collaboration and consultation with Buyer; provided, that Seller may modify the Adjustment without the consent of Buyer, provided, that if such modification would either (i) materially increase the liabilities of the Business Group or the Buyer or any of its Affiliates (including, after the Closing, the Companies and the Subsidiaries), (ii) result in any material portion of the Business contemplated by this Agreement to be conveyed to Buyer not being so conveyed at Closing or (iii) modify the Adjustment in any material respect, then the consent of Buyer shall be required (such consent not to be unreasonably withheld). In the event Seller proposes to modify the Adjustment from that set forth on Exhibit D, Seller shall provide Buyer with sufficient prior written notice thereof, which notice shall include sufficient details regarding the proposed change to enable Buyer the ability to fully understand the proposed change and impact thereof. In furtherance thereof, Seller shall provide Buyer drafts of all substantive documentation relating to the effectuation of the Adjustment and an opportunity to reasonable and timely review and comment thereon. Buyer shall promptly review such documentation (and such review shall not unreasonably delay the effectuation of the Adjustment) and its review shall be to ensure the Adjustment is effected in a manner consistent with the terms of this Agreement.
(b)    In connection with the Adjustment, and prior to the Closing, Seller shall, and shall cause its Affiliates to (i) transfer to the Companies and the wholly-owned Subsidiaries (A) all Transferred Assets that are not held by any of the Companies and the Subsidiaries as of the date of this Agreement; and (B) all liabilities arising out or relating to the use or operation of the Transferred Assets in the Business excluding any Retained Liabilities; and (ii) transfer to it and/or any of its Affiliates (other than the Companies, the Subsidiaries and the PC/JV Entities), and cause the transfer from the Companies, Subsidiaries and JV/PC Entities and the assumption by Seller and/or its other Affiliates of all Retained Liabilities.
3.19    Intragroup Accounts and Arrangements.
(a)    Except as otherwise contemplated in this Agreement, the Transition Services Agreement, or as set forth on Schedule 3.19, Seller shall, and shall cause its Affiliates to, terminate or cancel as of the Closing Date all Contracts between any members of the Seller Group, on the one hand, and any members of the Business Group, on the other hand, without any liability to Seller, any Company or any Subsidiary. This Section 3.19 shall not apply to any contract between a third party, on the one hand, and Seller or any of its Affiliates on the other hand, to which a Company or Subsidiary is not a party, but under which such Company or Subsidiary may otherwise derive benefits, such as enterprise-wide licenses or “master” agreements. Such third party contracts are governed exclusively by Section 3.20.
(b)    Seller shall settle all Intercompany Accounts as of the Closing irrespective of the terms of payment of such Intercompany Accounts, without liability to Seller, Buyer, any Company or any Subsidiary from and after the Closing.
3.20    Third Party Contracts. Except as otherwise contemplated in the Transition Services Agreement, the Parties hereto shall use commercially reasonable efforts to cause to occur, on or prior to the Closing, the termination, amendment, separation or other action set forth in Schedule 3.20 with respect to each third party contract listed therein; provided, that no Party shall be required to compensate any third party, commence or participate in litigation, or offer or grant any accommodation (financial or otherwise) to any third party in order to obtain any consent or approval, except as set forth in Section 3.7(c) or Section 3.7(d) or the Transition Services Agreement. The Parties agree that, following the Closing except as provided pursuant to the first sentence of this Section 3.20 or to the Transition Services Agreement, with respect to any contract between a third party, on the one hand, and Seller or any of its Affiliates, on the other hand, to which none of the Companies or the Subsidiaries are a party, but pursuant to which any of the Companies or any Subsidiary may otherwise derive benefits, such as enterprise-wide licenses or “master” agreements, the Companies and the Subsidiaries shall not have any rights, or be entitled to any benefits, under any such contracts from and after the Closing.

3.21    Post-Closing Asset Identification.
(a)    Following the Closing, to the extent that right, title or interest to any asset, property or right which was not necessary for or primarily relating to, or used or held for use primarily in, the conduct of the Business, is acquired by Buyer or any Buyer Subsidiary under this Agreement (directly or indirectly, including through the purchase of the Shares), (i) Buyer shall, and shall cause any applicable Buyer Subsidiary to, promptly transfer any such asset, property or right for nominal consideration to such Seller as Seller may specify and (ii) to the extent permitted by Law, such asset, property or right shall be held in trust for the relevant Seller pending such transfer. Seller shall be responsible for, and as applicable to promptly reimburse Buyer for, reasonable out-of-pocket expenses incurred by Buyer and/or any of its Affiliates in connection with the transfer contemplated by this Section 3.21.
(b)    Following the Closing, to the extent that right, title or interest to any asset, property or right held by Seller or any of its Affiliates is determined to be or is otherwise identified as an asset, property or right which was necessary for or primarily relating to, or used or held for use primarily in, the conduct of the Business, (i) Seller shall, and shall cause its applicable Affiliates to, assign, convey or promptly transfer any such asset, property or right (without additional consideration) to such Buyer or applicable Buyer Subsidiary as specified by Buyer and (ii) to the extent permitted by Law, such asset, property or right shall be held in trust for Buyer pending such transfer. Buyer shall be responsible for reasonable out-of-pocket expenses incurred by Seller in connection with the transfer contemplated by this Section 3.21.
3.22    Financing.
(a)    Buyer shall not, without the prior written consent of Seller (which shall not be unreasonably withheld), permit any amendment or modification to be made to, or any waiver of any provision or remedy pursuant to, the Debt Commitment Letter if such amendment, modification or waiver would (i) reduce the aggregate amount of the Debt Financing below that required to provide the Buyer with the funds necessary for it to consummate the Contemplated Transactions at the Closing and to perform its obligations under this Agreement, unless the Equity Financing is increased by an equivalent amount or due to a reduction in the Base Purchase Price; (ii) impose new or additional conditions or otherwise expand, amend or modify any of the conditions to the receipt of the Debt Financing, in each case, in a manner that would reasonably, when taken as a whole, be expected to delay or prevent in any material respect the ability of Buyer to consummate the Contemplated Transactions or (iii) materially and adversely impact the ability of Buyer to enforce its rights against the other parties to the Debt Commitment Letter. Notwithstanding the foregoing, assignments consummated pursuant to the terms of the Debt Commitment Letter are permitted. For the avoidance of doubt, Buyer may amend, supplement, modify or replace the Debt Commitment Letter as in effect at the date hereof, (1) as expressly permitted by Section 3.22(c) below or (2) in any manner consistent with the immediately preceding sentence, including, (x) as required pursuant to the market flex provisions in the fee letter, (y) to add or replace lenders, lead arrangers, bookrunners, syndication agents or other parties (for the avoidance of doubt, providing additional or replacement lenders, lead arrangers, bookrunners, syndication agents or similar entities with consent rights with respect to existing conditions shall not constitute the addition, expansion, amendment or modification of any condition of the Debt Financing), (x) to increase the amount of indebtedness, or (y) to add or replace facilities with one or more new facilities. For purposes of this Section 3.22, references to “Debt Commitment Letter” shall include such documents as permitted to be amended, modified or replaced by this Section 3.22.
(b)    Buyer shall use reasonable best efforts to obtain the proceeds of the Debt Financing on the terms and conditions described in the Debt Commitment Letter, including using commercially reasonable efforts to (i) maintain in effect the Debt Commitment Letter; (ii) negotiate, execute and deliver definitive agreements with respect to the Debt Financing contemplated by the Debt Commitment Letters on the terms and conditions contemplated by the Debt Commitment Letters (or on other terms acceptable to Buyer so long as such other terms do not (A) reduce the aggregate amount of the Debt Financing set forth in the Debt Commitment Letter (except as permitted by clause (a) above), (B) impose new or additional conditions or otherwise expand, amend or modify any of the conditions to the receipt of the Debt Financing in a manner that, in either case, would reasonably be expected materially to (1) delay, impair, impede, reduce or prevent or make less likely in any respect the Closing or (2) make the timely funding of the Debt Financing or satisfaction of the conditions to obtaining the Debt Financing less likely to occur or (C) adversely impact the ability of Buyer to enforce its rights against the other parties to the Debt Commitment Letters); (iii) taking into account the expected timing of the Marketing Period, satisfy on a timely basis all conditions to funding that are applicable to Buyer in the Financing Letters and/or definitive agreements for the Debt Financing that are within its reasonable control and (iv) upon satisfaction of the conditions set forth in the Debt Commitment Letter and this Agreement, consummate the Debt Financing at or prior to Closing.
(c)    If any portion of the Debt Financing becomes unavailable, the Buyer shall use its reasonable efforts to arrange alternative financing from the same or other sources of financing on terms and conditions (including the flex provisions) no less favorable to the Buyer than those contained in (or expressly permitted with respect to) the Financing Commitments and in an amount sufficient for the Buyer to perform its obligations under this Agreement (it being agreed that, if alternative financing is not reasonably available to the Buyer on such terms and conditions, the Buyer may arrange alternative financing on such other terms and conditions as the Buyer may in good faith deem appropriate). Notwithstanding anything herein to the contrary, in no event shall the foregoing require the Buyer to, and the Buyer shall not be required to, (i) pay any fees materially in excess of those contemplated by the Financing Commitments as in effect on the date hereof or (ii) agree to any terms or conditions materially less favorable in the aggregate than the terms and conditions of the Financing Commitments and fee letters as in effect on the date hereof; provided, further, that in no event shall the Buyer be required (A) to amend or waive any of the terms or conditions hereof or (B) to consummate the Closing any earlier than as required by Section 3.2.
3.23    Financing Cooperation.
(a)    Prior to the Closing, at Buyer’s cost and expense (which obligation to pay shall be guaranteed pursuant to the Limited Guarantee if the Agreement is terminated in a manner described under Section 2.6(a)), Seller shall, and shall cause the Business Group and use commercially reasonable efforts to cause its and their respective Representatives to, use commercially reasonable efforts to provide Buyer with the cooperation reasonably requested by Buyer to assist it in causing the conditions in the Debt Commitment Letters to be satisfied or as is otherwise necessary or reasonably requested by Buyer in connection with the Debt Financing, including:
(i)    participation by appropriate management of the Business Group in a reasonable number of meetings (including one-on-one), presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies and prospective lenders and their representatives or investors, including participating in a reasonable number of accounting due diligence sessions;
(ii)    assisting Buyer and the Debt Financing Sources, as reasonably requested by Buyer, with respect to Buyer’s preparation of customary rating agency presentations, marketing materials, offering memoranda, lender and investor presentations (including road shows) and bank information memoranda required in connection with the Debt Financing;
(iii)    as promptly as reasonably practicable, furnishing Buyer and its Debt Financing Sources with the Required Financial Information that is and remains Compliant and, as may be reasonably requested by Buyer in connection with the Debt Financing, other customary financial and other information regarding the Business Group;
(iv)    responding to inquiries from Buyer with respect to Buyer’s preparation of pro forma financial statements and other financial information necessary to satisfy the conditions set forth in Annex III of the Debt Commitment Letter;
(v)    instructing the independent accountants of Seller and the Business Group to provide, and taking commercially reasonable efforts to facilitate such provision of, reasonable and customary assistance and cooperation in connection with the Debt Financing, including (A) participating in a reasonable number of accounting due diligence sessions, (B) rendering customary "comfort letters" under AU Section 634 for a Rule 144A placement of securities (including stating that such accountants have performed a customary AS 4105 (formerly SAS 100) review on the Additional Unaudited Financial Statements and including customary negative assurance and change period comfort) with respect to financial information regarding Seller and/or the Business contained in any materials relating to the Debt Financing, including for the Required Financial Information to be Compliant and including providing customary representations to such accountants, and (C) providing consents for use of their reports in any materials or disclosures relating to the Debt Financing where financial information of Seller and/or the Business is included;
(vi)    causing officers of the Companies who will be officers of the Companies after the Closing to execute and deliver in escrow pledge, mortgage and security documents, supplemental indentures, currency or interest hedging arrangements, other definitive financing documents, customary solvency certificates executed by appropriate financial executive officers of one or both of the Companies (including relating to solvency matters of the Companies before giving effect to the incurrence of the Debt Financing and the consummation of the Acquisition and the other Contemplated Transactions and such Debt Financing), and other certificates or documents and back-up therefor as may be reasonably requested by Buyer or the Debt Financing Sources, and otherwise reasonably facilitate the pledging of collateral and the granting of security interests in respect of the Debt Financing, provided, that such pledge of collateral, granting of security interests and any such obligations of the Companies under any other agreement or document related to the Debt Financing shall not become effective until the Closing;
(vii)    cooperating with Buyer to obtain customary and reasonable corporate and facilities ratings, consents, approvals, authorizations, landlord waivers and estoppels, non-disturbance agreements, non-invasive environmental assessments, certificates, legal opinions, surveys and title insurance (including such affidavits and non-imputation endorsements in connection therewith) or other documents and instruments as may be necessary and customary for the Debt Financing or otherwise reasonably requested by Buyer;
(viii)    providing access to Buyer and the Debt Financing Sources as necessary for completion of initial field examinations, collateral audits and appraisals to evaluate the assets of the Business Group for purposes of establishing a borrowing base;
(ix)    causing the Companies and the Subsidiaries to take all corporate action, subject to the occurrence of the Closing, reasonably necessary to permit the consummation of the Debt Financing; and
(x)    promptly and in any event at least three (3) days prior to the Closing Date, furnishing Buyer and the Debt Financing Sources with all documentation and other information reasonably requested by Buyer in connection with applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act.
(b)    Nothing in this Section shall require any of the Companies or the Subsidiaries to (i) waive or amend any terms of this Agreement or agree to pay any fees or reimburse any expenses prior to the Closing Date for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of Buyer, or to give any indemnities that are effective prior to the Closing Date or (ii) take any action that would unreasonably interfere with the ongoing operations of Seller, the Companies or the Subsidiaries. Buyer shall, promptly upon request by Seller, reimburse Seller for all out-of-pocket costs and expenses incurred by Seller and its Affiliates and its and their respective officers, directors, managers, employees, consultants, counsel, accountants, agents, advisors and other representatives (collectively, the “Seller Related Parties”) in connection with their respective obligations pursuant to this Section 3.23. Buyer shall indemnify and hold the Seller Related Parties harmless from and against any and all losses suffered or incurred by any of them in connection with arrangement of any Debt Financing or as a result of the cooperation provided under this Section 3.23, except to the extent resulting from, or by reason of, information provided in writing by or at the direction of the Seller Related Parties or to the extent that such losses, directly or indirectly, resulted from or arose out of the willful misconduct, bad faith, fraud or gross negligence of Seller or its representatives. Such indemnification shall be subject to the procedures set forth in Article 6.

(c)    Seller hereby consents to the use of the Specified Names and related logos in any offering documents, information memoranda, investor or lender presentations or other marketing materials used in connection with the Debt Financing; provided, however, that such Specified Names and related logos are used solely in a manner that is not intended to harm or disparage Seller or any of its Subsidiaries.
3.24    Environmental Permits.
(a)    All material Environmental Permits held by the Companies or the Subsidiaries are identified in Schedule 3.24, with the exception of Environmental Permits (other than radioactive material licenses) that have been obtained by a Company or Subsidiary in order to facilitate the completion of a third party project at a location other than the Properties in the Ordinary Course.
(b)    Seller and Buyer shall cooperate with each other and, as promptly as practicable after the date of this Agreement use commercially reasonable efforts to obtain any required consent to the transfer, change of control, or reissuance to Buyer of any Environmental Permit, including any instruments or insurance policies provided to satisfy financial assurance requirements of such permits. The Parties shall respond promptly to any requests for additional information made by such agencies, use their respective commercially reasonable efforts to participate in any hearings, settlement proceedings or other proceedings ordered with respect to applications to transfer, change control of, or reissue such permits, and use respective commercially reasonably efforts to cause regulatory approval to be obtained at the earliest possible date after the date of filing. Each Party will bear its own costs of the preparation and review of any such filing.
(c)    With respect to any Environmental Permits other than Radioactive Materials Licenses, in the event that the Parties are unable, despite their commercially reasonable efforts, to obtain any required consent to transfer, change control of, or reissue any of the Environmental Permits as of the Closing Date, the Parties shall, if allowed under applicable Laws, seek appropriate assurances from pertinent Governmental Bodies that Buyer or its Affiliates may use the applicable permits issued to Seller, pending transfer or reissuance or, if such assurances cannot be obtained, shall use commercially reasonable efforts to make alternative arrangements to ensure that the operations under such permits may lawfully continue to the benefit of Buyer and/or its Affiliates pending transfer, approval or reissuance.
3.25    Special Security Agreement. Seller and Buyer shall, and shall cause their respective Affiliates to, cooperate and use commercially reasonable efforts to (a) notify the U.S. Department of Defense’s Defense Security Service (“DSS”) of the Contemplated Transactions within five (5) Business Days following the date hereof, (b) negotiate with DSS to terminate the Special Security Agreement by and between Parent, Shaw, Shaw Environmental & Infrastructure, Inc., CB&I Federal Services LLC and the United States Department of Defense (the “SSA”) at or promptly following the Closing, (c) provide to DSS any information it requests in discussions relating to termination of the SSA, and (d) terminate the SSA at or promptly following the Closing.

3.26    Further Assurances. With respect to any matter not contemplated by Sections 3.22 and 3.23 (which are Seller’s exclusive obligations with respect to the subject matter thereof), at any time and from time to time following the Closing, as and when reasonably requested by any Party to this Agreement and at such requesting Party’s expense (subject to Section 3.21), each Party to this Agreement shall as promptly as reasonably practicable execute and deliver, or caused to be executed and delivered, all such documents, instruments and certificates and shall take, or cause to be taken, all such further or other actions as are reasonably necessary or desirable to confirm, effectuate or otherwise evidence the Contemplated Transactions.
3.27    Additional Financial Statements. Seller shall provide to Buyer, (A) audited consolidated financial statements, including the consolidated balance sheets and related consolidated statements of income, cash flows and (either as a separate statement or in a footnote) equity (or net investment or similarly comparable statement) (together with notes thereto) of the Business Group as of and for the years ended December 31, 2015 and December 31, 2016 (collectively, the “Additional Audited Financial Statements”), which Seller shall use best efforts to provide to Buyer as soon as practicable after the date hereof (but which shall be provided no later than June 1, 2017), (B) unaudited consolidated financial statements, including the consolidated balance sheet and related consolidated statements of income, cash flows and (either as a separate statement or in a footnote) equity (or net investment or similarly comparable statement) (together with notes thereto) of the Business Group as of the end of and for the first quarterly period ended after the most recent fiscal year covered by the Additional Audited Financial Statements (and, in the case of this clause (B), as of the end of and for the corresponding period of the prior fiscal year), which shall have been reviewed by the independent accountants of Seller in accordance with AS 4105 (formerly SAS 100) (collectively, the “Additional Unaudited Financial Statements” and, together with the Additional Audited Financial Statements, the “Additional Financial Statements”), which Additional Unaudited Financial Statements shall be provided to Buyer as soon as practicable (but which shall be provided no later than June 1, 2017) and (C) unaudited consolidated monthly balance sheet and related consolidated statements of income of the Business Group as of and for each monthly period ended after December 31, 2016 and at least 15 days prior to the Closing, which shall be provided to Buyer no later than 15 days after the end of each such month, in each case prepared on an as-managed basis. The Additional Financial Statements shall be prepared in accordance with GAAP consistently applied for the periods and as of the dates indicated in such financial statements, and shall present fairly, in all material respects, the financial position and results of operations of the Business Group, for the period and as of the dates indicated therein (subject, in the case of the Additional Unaudited Financial Statements, to normal year-end adjustments, which are not expected to be material in nature or amount). The Additional Financial Statements shall not be used for purposes of any calculation of Working Capital pursuant to this Agreement.
3.28    Consents of Third Parties. Notwithstanding anything to the contrary in this Agreement but without limiting the requirements of Section 2.2(g), this Agreement shall not constitute an agreement to assign or transfer any claim or right or any benefit (including any Contract) arising thereunder or resulting therefrom, if any assignment, transfer or attempt to make such an assignment or transfer is not permitted without the consent, approval or waiver of, or notice to, a third party or would constitute a breach or violation thereof or affect adversely the rights of Buyer or Seller thereunder. Seller and Buyer shall use their commercially reasonable efforts (including the dedication of resources thereto, but, except as set forth in Section 3.7(d), without any obligation, by either party, to expend money, commence litigation or offer or grant any financial or other accommodation to any third party) to obtain the consent, approval or waiver of, or provide the required notice to, third parties to or of the assignment to Buyer, or its permitted assigns, of any claim or right or any benefit arising thereunder or otherwise transfer the rights and benefits of any Non-assignable Asset (as defined below) to Buyer; provided that, following the date hereof, Seller shall seek to obtain, with Buyer’s reasonable cooperation, each third party consent, approval or waiver that is required in connection herewith. Without limiting the requirements of Section 2.2(g), if such consent, approval or waiver is not obtained, or such notice is not given, or if an attempted assignment thereof would be ineffective or would adversely affect the rights of any of the Companies or the Subsidiaries thereunder so that the Buyer, or any of the Buyer Subsidiaries, as applicable, would not in fact receive all such rights, or if such asset is not transferable under applicable Law with or without such consent, approval, waiver or notice (any assets so described, the “Non-assignable Assets”), Seller and Buyer will use their commercially reasonable efforts, including the dedication of resources thereto, to enter into a mutually agreeable arrangement under which Buyer would assume the obligations (other than any obligations of a type that would be a Company Supported Arrangement if outstanding prior to Closing) and the applicable Seller or Affiliate of Seller would provide to Buyer the full benefits of any Non-assignable Asset, including subcontracting, sublicensing, or subleasing to Buyer, or under which the applicable Seller would enforce for the benefit of Buyer, with Buyer assuming such Seller’s obligations under such Non-assignable Asset, any and all rights of such Seller against a third party thereto; provided that Buyer shall only be required to assume thereunder liabilities for Taxes arising after the Closing Date (as determined in accordance with Section 3.3(b)) to the extent that Buyer receives the rights and benefits of such Non-assignable Asset from and after the Closing Date in accordance with this Agreement. Buyer shall reimburse Seller for Damages actually incurred by Seller arising out of the Buyer’s failure to perform thereunder to the extent that (i) Buyer was aware of its obligations thereunder (including because Buyer received a copy of the relevant Contract or otherwise), and (ii) any such liability does not result from Seller’s or any of its Affiliates’ gross negligence or willful misconduct (such costs and expenses, the “Alternative Arrangement Costs”); provided, that none of Buyer shall be liable for any Damages arising out of the termination or any action resulting from or relating to the consummation of the Agreement or refusal of the applicable counterparty to permit any such Alternative Arrangement. The applicable Seller will promptly pay to Buyer when received all monies received, after offsetting applicable Alternative Arrangement Costs not yet paid by Buyer or its Affiliates, by such Seller under such Non-assignable Asset or any claim or right or any benefit arising thereunder; provided, that none of Buyer or its Affiliates shall be liable for any Damages.
3.29    Local Transfer Documents.
(a)    The Parties hereby agree that each agreement, arrangement or other instrument as shall be required under Law in order to transfer the Canada Shares or the Peru Shares (each, a “Local Transfer Document”), shall include only those representations, warranties and indemnities provided for in this Agreement and include only such provisions as are required by Law or advisable to give effect to such transfer.

(b)    The Parties hereby agreed to use commercially reasonably efforts to negotiate and agree the Local Transfer Documents and any other agreements or other instrument as may be reasonably requested by Buyer in order to effect and/or evidence the transfer of Canada Shares and the Peru Shares under the laws of Canada and Peru, respectively.
3.30    Multiemployer Plan Communications. Buyer shall not, and shall cause its Affiliates and Representatives not to, contact the administrators or trustees of any Multiemployer Plan or any union representing the employees or former employees covered by any such plan at any time.
3.31    Equipment Leases. Buyer shall enter into, at or prior to Closing, one or more leases or master leases pursuant to which all equipment leased to the Business Group pursuant to those leases set forth on Schedule 3.31 (the “New Leases”) shall be conveyed to new lessors and Seller shall be released from all liabilities pursuant to the leases in effect therefor at Closing.
3.1    Revised Intercompany Agreements. Seller shall prepare a form of agreement in respect of each Continuing Intercompany Agreement which shall set forth substantially the same terms, subject to the Master Amendment Agreement, upon which such Continuing Intercompany Agreements have been performed prior to the date hereof and such Continuing Intercompany Agreements shall be transferred to Buyer at or prior to Closing.
3.2    Equipment Rental Agreement. Seller shall memorialize its current equipment rental arrangements with the Business Group, pursuant to which, as currently provided, the Seller Group rents equipment from Buyer Group, from time to time, on a project by project basis (the “Equipment Rental Agreement”).
3.3    Transfer of Thai Business. Following the date hereof, the Parties shall cooperate and use their respective reasonable best efforts suitable to the transfer of the Thai Business such that the transfer occurs concurrently with Closing and in a manner materially satisfactory to each of Buyer and Seller. In the event the transfer does not occur at the Closing, the Parties shall agree on the appropriate arrangement such that the Thai Business is operated for the benefit of Buyer pending transfer.
ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SELLER
Seller represents and warrants to Buyer as set forth in this Article 4.
4.1    Organization; Qualification. Each of Seller, Parent and the Companies is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization or incorporation. Each of Seller, Parent and the Companies has the requisite corporate or limited liability company (as applicable) power and authority to operate, own and lease its properties, perform its obligations under its Contracts, carry on its business as now conducted, and, in the case of Seller and Parent, to enter into this Agreement and the Other Agreements and perform its obligations hereunder and thereunder. Each of Seller, Parent and the Companies is duly qualified and in good standing and is duly authorized to transact business in each jurisdiction where the properties owned or leased by it or the nature of the activities conducted by it make such qualification and good standing necessary, except where the failure to be so licensed or qualified would not be, or reasonably be expected to be, individually or in the aggregate, materially adverse to the Business (taken as a whole). Each of Seller, Parent and the Companies has delivered to Buyer complete and correct copies of its certificate of incorporation and bylaws (or similar organizational documents), in each case, as amended to the date of this Agreement.
4.2    Authorization; Enforceability. Each of Seller and Parent has the requisite corporate power and authority to execute and deliver this Agreement and the Other Agreements and to consummate the transactions contemplated to be consummated hereby and thereby. Each of Seller and Parent has taken all corporate action required by its certificate of incorporation and by-laws (or similar organizational documents) to authorize the execution and delivery of this Agreement and the Other Agreements to which it is or will become a party and to authorize the consummation of the Contemplated Transactions. Each of Seller and Parent has duly executed and delivered this Agreement and, prior to the Closing, will have duly executed and delivered each of the Other Agreements to which it will be a party, and (assuming the due authorization, execution and delivery by Buyer and in the case of the Other Agreement any other party thereto) this Agreement constitutes, and each of the Other Agreements to which it will be a party will, after the Closing (assuming the due authorization, execution and delivery by the other parties thereto), constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms subject, as to enforcement, to applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance or similar laws affecting the enforcement of creditors’ rights generally and to general equitable principles, including commercial reasonableness, good faith and fair dealing (whether considered in a proceeding in equity or at law).
4.3    No Violation of Laws or Agreements; Legal Approvals; Consents.
(a)    The execution and delivery of this Agreement by Seller and by Parent shall not, and the execution and delivery of any Other Agreement by Seller and/or Parent the performance by Seller and Parent of their respective obligations hereunder and thereunder, compliance with the provisions hereof and thereof and the consummation by Seller and Parent of the Contemplated Transactions will not: (i) result in a violation of or conflict with any provision of the Governing Documents of Parent, Seller or any of the Companies, the Subsidiaries or PC/JV Entities, (ii) except as set forth on Schedule 4.3(a), conflict with or result in any breach of, or constitute a default under, require any consent, waiver, license, approval or notice under, or give rise to any right of termination, cancellation, modification or acceleration of (whether after the filing of notice or the lapse of time or both), or give rise to a loss of any material benefit under, or result in the creation or maturation of any Encumbrance or purchase right upon any of the properties or assets of any of the Companies, the Subsidiaries or the PC/JV Entities under any Contract to which Seller or any of the Companies, the Subsidiaries or PC/JV Entities is a party, or Permit, (iii) result in or require the creation or imposition of any Encumbrance upon the Shares, (iv) conflict with or violate, or give any person the right to obtain any relief or exercise any remedy under, any Order or any Law applicable to Seller, Parent or any of the Companies, the Subsidiaries or the PC/JV Entities or (v) give any person the right to challenge any of the Contemplated Transactions, except in the case of (ii), (iii) and (iv) above, as would not be or be reasonably expected to be material to the Business.

(b)    Except as set forth on Schedule 4.3(b), neither Seller, Parent nor any of the Companies is required to obtain any material Legal Approvals or material Consents in connection with the execution, delivery or performance by Seller or Parent of this Agreement or by Seller or Parent of any Other Agreements or the consummation of the Contemplated Transactions, the absence of which would be or would reasonably be expected to be materially adverse to the Business (taken as a whole).
4.4    Shares; Subsidiaries.
(a)    The authorized membership interests of US Holdco consist solely of the US Holdco Shares, all of which are issued and outstanding and no such US Holdco Shares are held in US Holdco’s treasury or reserved for issuance. The authorized equity of Peruvian Holdco consist solely of the Peruvian Holdco Shares, all of are issued and outstanding and no such shares are held in Peruvian Holdco’s treasury or reserved for issuance. The authorized equity of Canadian Holdco will consist solely of the Canadian Holdco Shares, all of which will be, on the Closing Date, issued and outstanding and no such shares will be held in Canadian Holdco’s treasury or reserved for issuance. The Shares constitute all of the issued and outstanding shares of capital stock and membership interests of the Companies. All of the Shares are, or will be as of the Closing Date, owned of record, beneficially and solely by a Seller, free and clear of all Encumbrances other than for limitations on transfer imposed by applicable securities Laws and there will be no outstanding or authorized options, warrants, calls, purchase rights, subscription rights, conversion rights, exchange rights or other Contracts that could require a Company to issue, sell or otherwise cause to become outstanding and owned by a person who is not a Company any Shares. There are no voting trusts, proxies or other agreements or understandings with respect to the voting of any of the Shares or other equity interests of a Company which will survive the Closing.
(b)    Each Subsidiary is a legal entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization or incorporation. Each Subsidiary has the requisite corporate or limited liability company (as applicable) power and authority to own or lease its properties, perform its obligations under the Contracts to which it is a party and otherwise carry on its business as now conducted. Schedule 4.4(b) sets forth for each Subsidiary: (i) its name and jurisdiction of organization, (ii) the number of shares of authorized capital stock or other equity interests of each class of its capital stock or equity interests, (iii) the number of issued and outstanding shares of each class of its capital stock or equity interests, the names of the holders thereof and the number of shares or equity interests held by each such holder and (iv) whether it is currently operational and/or has generated revenue above $50,000 in fiscal year 2016 or whether it is currently dormant and/or has generated revenue of less than $50,000 in fiscal year 2016.
(c)    Schedule 4.4(c) sets forth for each PC/JV Entity: (i) its name and jurisdiction of organization or incorporation, (ii) the number of shares of each class of its capital stock or equity interests directly or indirectly owned by a Company, if any, (iii) the equivalent proportional percentage ownership by a Company of each class of such PC/JV Entity’s capital stock or equity interests as compared, respectively, to the total number of issued and outstanding shares of each class of its capital stock or equity interests and (iv) whether a Company or any of the Subsidiaries or any of their respective Affiliates exercises effective control of such entity where such control does not result from the holding of equity interests therein.

(d)    Except for the Subsidiaries and PC/JV Entities and except as set forth on Schedules 4.4(b) and 4.4(c), neither of the Companies will own, as at Closing, directly or indirectly, any interest in any corporation, limited liability company, partnership, association or other business entity.
(e)    All of the issued and outstanding shares of capital stock or other equity interests of each Subsidiary have been duly authorized and are validly issued, fully paid and nonassessable. Except as set forth on Schedules 4.4(b) and 4.4(c), one of the Companies will hold of record and beneficially, directly or indirectly, as of Closing, (i) all of the outstanding equity interests of each Subsidiary and (ii) the proportional equity interests of each PC/JV Entity as set forth on Schedule 4.4(c). As of the Closing, such equity interests described in the foregoing clauses (i) and (ii) shall be free and clear of any Encumbrances other than Permitted Encumbrances. Except as set forth on Schedule 4.4(e), there are no outstanding or authorized options, warrants, calls, purchase rights, subscription rights, conversion rights, exchange rights or other Contracts that could require any Subsidiary or any PC/JV Entity to issue, sell or otherwise cause to become outstanding and owned by a person who is not a Company any of such Subsidiary’s or PC/JV Entity’s capital stock or other equity interests. Except as set forth on Schedule 4.4(e), there are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to any Subsidiary or any PC/JV Entity. There are no voting trusts, proxies or other agreements or understandings with respect to the voting of any capital stock or other equity interests of any Subsidiary or PC/JV Entity which will survive the Closing.
(f)    Each of the following entities (the “Licensee Owned Entities”): (i) CB&I Engineering of North Carolina, Inc.; (ii) Coastal Planning and Engineering of North Carolina Inc.; (iii) Coastal Planning and Engineering of NY, PC; and (iv) CB&I Environmental & Engineering of NY PC, is a legal entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization or incorporation. Each Licensee Owned Entities has the requisite corporate or limited liability company (as applicable) power and authority to own or lease its properties, perform its obligations under the Contracts to which it is a party, conduct the professional practice which is engaged in, and otherwise carry on its business as now conducted. Schedule 4.4(f) sets forth for each Licensee Owned Entities: (i) its name and jurisdiction of organization, (ii) the number of shares of authorized capital stock or other equity interests of each class of its capital stock or equity interests, (iii) the number of issued and outstanding shares of each class of its capital stock or equity interests, the names of the holders thereof (the “Licensee Shareholders”) and the number of shares or equity interests held by each such Licensee Shareholders and (iv) whether it has generated revenue above $50,000 in fiscal year 2016 or whether it has generated revenue of less than $50,000 in fiscal year 2016.
(g)    There are no outstanding or authorized options, warrants, calls, purchase rights, subscription rights, conversion rights, exchange rights or other Contracts that could require any Licensee Owned Entity to issue, sell or otherwise cause to become outstanding and owned by a person who is not a Licensee Shareholders any of such Licensee Owned Entity 's capital stock or other equity interests. Except as set forth on Schedule 4.4(g), there are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to any Licensee Owned Entity. There are no voting trusts, proxies or other agreements or understandings with respect to the voting of any capital stock or other equity interests of any Licensee

Owned Entity which will survive the Closing other than the agreements specified in Schedule 4.4(g).
4.5    Financial Statements.
(a)    Attached as:
(i)    Exhibit B-1 are the unaudited balance sheets as of December 31, 2016 representing those assets and liabilities of the Business Group, after execution of the Adjustment Plan, being acquired by the Buyer from the Seller for the year ended, December 31, 2016 (the “Balance Sheet”).  The Balance Sheet (A) has been prepared in all material respects in accordance with GAAP, applied using Seller’s historical accounting policies, practices, procedures, methodologies, judgements, classifications, allocations of amounts from its parent or Affiliates, if any, and estimation techniques used for such period end, (B) was prepared from and is consistent, in all material respects, with the books and records of the Business Group, and (C) fairly presents, in all material respects, the assets acquired and the liabilities assumed as of December 31, 2016 of the Business Group, after execution of the Adjustment Plan. For the avoidance of doubt, the Balance Sheet does not include adjustments required or elections made pursuant to GAAP in the preparation of the Additional Audited Financial Statements, such as purchase accounting or any other carve out adjustments to present the financial position and results of operations of the Business Group. All references in this Agreement to “Balance Sheet Date” mean December 31, 2016.
(ii)    Exhibit B-2 are the unaudited income statements for the years ended December 31, 2015 and December 31, 2016 on an as-managed basis, which income statements (A) have been prepared on an as-managed basis in all material respects in accordance with GAAP applied using Seller’s historical accounting policies, practices, procedures, methodologies, judgements, classifications, and estimation techniques used for such period ends, (B) were prepared from and are consistent, in all material respects, with the books and records of the as managed Business Group, and (C) fairly present, in all material respects, the revenues and direct expenses for the years ending December 31, 2015 and December 31, 2016.
(b)    The Business has no liabilities of any nature (contingent or otherwise) except: (i) those reflected and adequately reserved against on the Balance Sheet in the amounts identified on the Balance Sheet in accordance with GAAP, (ii) those set forth on Schedule 4.5(b) or otherwise disclosed in this Agreement (including the Schedules), (iii) those that have arisen in the Ordinary Course after the Balance Sheet Date and (iv) to the extent not identified above, liabilities that would not, individually or in the aggregate, be or reasonably be expected to be material to the Business (and/or Business Group).

(c)    Except as set forth in the Balance Sheet or on Schedule 4.5(c), (i) the Seller Group has no liabilities, contingent or fixed, in respect of Indebtedness of any of the Companies or the Subsidiaries and (ii) none of the Companies or any Subsidiary has any Indebtedness.
4.6    No Changes. Except as set forth on Schedule 4.6, other than in connection with the Adjustment, since the Balance Sheet Date, Seller has operated the Companies and the Business only in the Ordinary Course. Without limiting the foregoing, except as set forth on Schedule 4.6, between the Balance Sheet Date and the date of this Agreement, there has been no action, inaction, event, state of facts or circumstance that would have, or reasonably be expected to have, a Material Adverse Effect, or, which would violate Section 3.1 if it had occurred on or after the date hereof.
4.7    Taxes.
Except as set forth on Schedule 4.7:
(a)    (i) All material Tax Returns that are required to be filed by or with respect to the Companies or any of the Subsidiaries have been or will be timely filed (taking into account all applicable extensions) and all such Tax Returns are true, correct and complete in all material respects, (ii) each of the Companies and each Subsidiary has timely paid or will timely pay (or caused to be timely paid or duly and timely withheld and remitted) to the proper Taxing Authority all material Taxes (whether or not shown as due and payable on any Tax Return) due and payable by it, (iii) none of the Companies or any Subsidiary has granted any waiver of any statute of limitations in respect of Taxes or agreed to any extension of time with respect to Tax assessment or deficiency, which waiver or extension remains in effect and (iv) no power of attorney has been granted by or with respect to any of the Companies or the Subsidiaries with regard to any matters relating to Taxes.
(b)     No Taxes of or with respect to any of the Companies or the Subsidiaries, or with respect to the assets of any of the Companies or the Subsidiaries, are being contested as of the date hereof and there are no audits, claims, assessments, levies, administrative or judicial proceedings pending, threatened, proposed (tentatively or definitely) or contemplated against, or regarding Taxes of or with respect to, any of the Companies or the Subsidiaries, or with respect to the assets of any of the Companies or the Subsidiaries.
(c)    None of the Companies or the Subsidiaries is required to make any adjustment in any material respect (nor has any Taxing Authority proposed in writing any such adjustment) pursuant to Section 481 of the Code, or any similar provision of applicable Law, for any Straddle Period or any Post-Closing Tax Period as a result of a change in accounting method. None of the Companies or the Subsidiaries is required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) executed on or prior to the Closing Date, (ii) intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law), (iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) prepaid amount received on or prior to the Closing Date or (v) election under Section 108(i) of the Code made prior to the Closing..

(d)    There are no Encumbrances for Taxes other than Permitted Encumbrances upon any of the assets of any of the Companies or the Subsidiaries.
(e)    Each of the Companies and the Subsidiaries has withheld from payments to their employees, independent contractors, shareholders and any other applicable persons (and timely paid to the appropriate Taxing Authority) proper and accurate amounts for Taxes in compliance in all material respects with all Tax withholding provisions of applicable federal, state, local and non-U.S. Laws (including income, social security, and employment Tax withholding for all types of compensation).
(f)    No claim has been made by a Governmental Body in a jurisdiction where Seller, any of the Companies or the Subsidiaries does not file a Tax Return that Seller, any of the Companies or the Subsidiaries is or may be subject to Tax in that jurisdiction. None of the Companies or the Subsidiaries has ever engaged in a trade or business or had a permanent establishment in any country other than the country in which it is organized and resident.
(g)    None of Seller, any of the Companies or the Subsidiaries is a party to or is subject to any contract or agreement relating to the sharing, allocation or payment of, or indemnity for, any material Taxes that will not be terminated effective prior to the Closing.
(h)    Each Company and each Subsidiary is classified for U.S. federal income Tax purposes according to its default classification.
(i)    With regard to any income Tax Returns not yet due or for which the statute of limitations is still open, none of the Companies or any Subsidiary (i) has ever been a member of an affiliated, combined, consolidated or unitary group for purposes of filing any Tax Return, other than for purposes of filing affiliated, combined, consolidated or unitary Tax Returns of a group of which a Seller was the common parent or (ii) has any liability arising from the application of Treasury Regulations Section 1.1502-6 (or under any similar provision of state, local or  non-U.S. Law), or as a transferee or successor, by contract or otherwise.
(j)    None of the Companies or the Subsidiaries has distributed the stock of another person, or has had its stock distributed by another person, within the two-year period preceding the date of this Agreement or as part of a plan (or series of related transactions), as defined in Section 355(e) of the Code, which includes the Contemplated Transactions, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code.
(k)    None of the Companies or the Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1).
(l)    All related party transactions involving any of the Companies or the Subsidiaries are at arm’s length in compliance with Section 482 of the Code, the Treasury Regulations promulgated thereunder, and any comparable, analogous or similar provision of U.S. federal, state or local and non-U.S. Law. Each of the Companies and the Subsidiaries has maintained in all respects all necessary documentation in connection with such related party transactions in accordance with Sections 482 and 6662 of the Code and the Treasury Regulations promulgated thereunder.

(m)    No closing agreements (as described in Section 7121 of the Code or any corresponding, analogous or similar provision of state, local or non-U.S. Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or requested by or with respect to any of the Companies or the Subsidiaries.
(n)    Each of the Companies and the Subsidiaries has in its possession official foreign government receipts for any Taxes paid by it to any non-U.S. Taxing Authority, or, if a Company or Subsidiary does not have such receipts in its possession, the relevant Company and/or Subsidiary has in its possession data necessary to substantiate that such Taxes were paid to the appropriate non-US Taxing Authority.
(o)    None of the Companies or Subsidiaries is a party or subject to any Tax exemption, Tax holiday or other Tax reduction agreement or order.
(p)    None of the Companies or Subsidiaries has recognized a material amount of Subpart F income as defined in Section 952 of the Code during a taxable year of such Company or Subsidiary that includes but does not end on the Closing Date.
(q)    None of the Companies or Subsidiaries has made an election under Section 1101(g)(4) of the Bipartisan Budget Act, or any subsequent law or guidance (including pursuant to Treasury Regulations section 301.9100-22T) to have the provisions of Section 1101 of the Bipartisan Budget Act apply to any partnership income Tax Returns of such Company or Subsidiary filed for any taxable year of such Company or Subsidiary beginning before January 1, 2018.
(r)    The Companies or Subsidiaries classified as U.S. corporations for U.S. federal income Tax purposes will be eligible under Tax Law to join with Seller in making an election under Section 338(h)(10) of the Code and the Treasury Regulations promulgated thereunder pursuant to Section 3.3(h)(i), and any such Companies or Subsidiaries will be able to take any and all other actions necessary to effect and preserve such election.
(s)    An election under Section 338(h)(10) or Section 338(g) of the Code and the Treasury Regulations promulgated thereunder is available with respect to each of the Companies and Subsidiaries classified as corporations for U.S. federal income tax purposes, as applicable.
(t)    The Canadian Seller is not a non-resident for purposes of the Tax Act.
4.8    Inventory; Equipment.
(a)    Schedule 4.8(a) sets forth all inventory of the Business (the “Inventory”) as of the date set forth thereon (other than with respect to slow-moving, obsolete or unusable inventories that are adequately reserved against and reflected as such on the Balance Sheet) and such Inventory consists of items of a quantity and quality, usable, marketable and saleable in the Ordinary Course. No inventory has been consigned to others or is on consignment from or is owned by others except as set forth on Schedule 4.8(a). Since the Balance Sheet Date, Seller and its Affiliates have continued to replenish inventories in a normal and customary manner consistent with the Ordinary Course. None of Seller, the Companies or the Subsidiaries has received written notice (or, to Seller’s Knowledge, oral notice) that it will experience in the foreseeable future any material difficulty in obtaining, in the desired quantity and quality the raw materials, supplies or component products required for the manufacture, assembly or production of its products. Following consummation of the Adjustment, all inventory set forth on Schedule 4.8(a), and thereafter acquired, shall be inventory of the Business Group.
(b)    Schedule 4.8(b) sets forth all Equipment of the Business with an estimated GAAP book value in excess of $5,000 at the date set forth thereon. All of the Equipment set forth on Schedule 4.8(b) is in operating condition in the Ordinary Course, normal wear and tear excepted, and has been maintained in accordance with prudent business practices and no such maintenance has been deferred in any material respect. Following consummation of the Adjustment, except as would not be, or reasonably be expected to, individually or in the aggregate, be material to the Business, all Equipment set forth on Schedule 4.8(b) shall be Equipment of the Business Group.
4.9    Receivables; Payables.
(a)    Schedule 4.9(a) sets forth a true, correct, and complete in all material respects list of each trade accounts receivable of the Business outstanding as of the date set forth thereon, on an aged basis by account debtor (collectively, “Receivables”). All Receivables set forth thereon arose from bona fide sale or service transactions of Seller, the Companies or the Subsidiaries in the Ordinary Course. No Receivables have been assigned or otherwise sold to any person and neither Seller nor any of its Affiliates have discharged the obligor thereunder other than upon such obligor making payment in full of all amounts due under each such Receivable subject to normal cash discounts accrued in the Ordinary Course. Since the Balance Sheet Date, Receivables have been collected consistent with past practice, including with respect to the schedule of receipt thereof. All Receivables shall be receivables of the Business Group.
(b)    Schedule 4.9(b) sets forth a true, correct, and complete in all material respects list of each trade accounts payable of the Business as of the date set forth thereon (collectively, “Payables”). All Payables set forth thereon arose from bona fide sale or service transactions of Seller, the Companies or the Subsidiaries in the Ordinary Course. Since the Balance Sheet Date, Payables have been paid in the Ordinary Course and no action has been taken, or failed to be taken, which action or failure to act has resulted in, or would reasonably be expected to result in, the deferral of any payments or accruals owed by the Business Group.
4.10    Title; Maintenance; Non-Exclusive Assets; Sufficiency.
(a)    Seller, the Companies and the Subsidiaries own, or have a valid leasehold interest in, and following the consummation of the Adjustment, the Companies and the Subsidiaries will own, free and clear of any Encumbrances, other than Permitted Encumbrances, all of the assets reflected on the Balance Sheet and all of the assets primarily used in, relating to, or necessary for the operation of the Business, or held for use primarily in the Business, constituting real and personal property (collectively, the “Acquired Assets”) and has good, valid and marketable title to all of such Acquired Assets, free and clear of all Encumbrances, other than Permitted Encumbrances (except for those assets that are leased or licensed, and for Intellectual Property, which are addressed exclusively in Section 4.17).

(b)    Except for the assets sold or disposed of in the Ordinary Course, the assets reflected on the Balance Sheet include all material assets currently used in and necessary for the operation of the Business, all material assets primarily relating to the Business and all material assets held for use primarily in the Business, and all such assets shall be, following the consummation of the Adjustment, owned or leased by the Companies or the Subsidiaries. Such tangible personal property included therein that is material to the operation of the Business has been maintained in operating condition.
(c)    Except as set forth on Schedule 4.10(c) or Schedule 4.22(b)(ii), immediately following the Closing, the assets (including Permits, tangible, intangible, and real and personal property and personnel) owned by, leased to or employed by the Companies and the Subsidiaries, together with the services, the assets the benefit of which are to be provided under the Transition Services Agreement, and the Contracts listed on Schedule 3.19 (as amended pursuant to the Master Amendment Agreement), shall constitute all of the assets primarily relating to, used in or necessary for the operation of, or held for use primarily in the Business and necessary to operate the Business in substantially the same manner and scope as the Business is operated as of the date hereof and immediately prior to the Closing in all material respects.
4.11    Legal Proceedings; Orders.
(a)    Except as set forth on Schedule 4.11(a), there are no material Legal Proceedings commenced, pending or, to Seller’s Knowledge, threatened against any of the Companies, the Subsidiaries, the Business or any Employee or former employee (in their capacity as such). None of Seller, the Companies or the Subsidiaries or any Employee or former employee (in their capacity as such) has any pending Legal Proceeding against any third party relating to the Business the outcome of which, if unfavorable to Seller, the Companies or the Subsidiaries or the Employee or former employee, as applicable, would be, or reasonably be expected to be, individually or in the aggregate, material to the Business.
(b)    Except as set forth on Schedule 4.11(b), none of the Companies, the Subsidiaries nor any of the other assets of the Business are bound by or subject to any judgment, contractual settlement, order, injunction, rule or decree of any Governmental Body.
4.12    Material Contracts.
(a)    Except as set forth on Schedule 4.12(a), neither the Companies nor any Subsidiary is a party to or bound by (and none of their respective assets that are used in connection with the Business are bound by) any of the following that primarily relates to the Business:

(i)    indenture, credit agreement, loan agreement, note purchase agreement, security agreement, financing agreement, guarantee, note, mortgage or other evidence of Indebtedness (or guarantee thereof) of any person in excess of $10,000,000;
(ii)    Contract (other than this Agreement) for the sale of any of its assets after the date of this Agreement (other than sales of assets and inventory in the Ordinary Course or as otherwise permissible under Section 3.1);
(iii)    Contract (other than a Company Plan or award agreement thereunder) that contains a put, call, right of first refusal, right of first negotiation, right of first offer or redemption, repurchase or similar right pursuant to which a person would be required to, or have the option or right to, purchase or sell, as applicable, any equity interests, businesses, lines of business, divisions, joint ventures, partnerships or other assets of any person with a book value of or for a purchase price in excess of $5,000,000 or which, if consummated, would be, or would reasonably be expected to be, material to the Business;
(iv)    settlement or similar Contract with a Governmental Body or order or other administrative confirmatory action letter;
(v)    Contract providing for indemnification (including any obligations to advance funds for expenses) of the current or former directors or officers of any of the Companies or the Subsidiaries (other than Contracts entered into in the Ordinary Course);
(vi)    Union Agreement;
(vii)    Contract for capital expenditures or the acquisition or construction of fixed assets which requires aggregate future payments in excess of $5,000,000;
(viii)    Contract (other than Contracts entered into in the Ordinary Course and any guarantees thereunder) containing covenants to indemnify or hold harmless another person, unless such indemnification or hold harmless obligation to such person contained in such Contract would not reasonably be expected to exceed a maximum of $40,000,000;
(ix)    Contract that limits or purports to limit, in any material respect, the ability of any Company or any Subsidiary or, following the Closing, Buyer or any of its Affiliates, to compete in or conduct any line of business or compete with any person or in any geographic area during any period of time;
(x)    license, assignment, joint ownership Contract, royalty Contract or other Contract with respect to Intellectual Property (other than license agreements with respect to specific projects pursuant to a customer Contract entered into in the Ordinary Course and generally commercially available, “off-the-shelf” software programs with a one-time annual cost of less than $10,000) which Contract, or which Intellectual Property, is material to the Business;

(xi)    (A) joint venture, partnership or other similar Contract (including, but limited to, collaboration, participation and off-set Contracts) and (B) Contract pursuant to which a person has entered into (1) a partnership or joint venture with any other person relating to the Business or (2) any collaboration, participation, off-set or similar Contract which, in the case of this clause (2), is material to the Business;
(xii)    any Contract that (A) grants to any third person any material exclusive license or supply or distribution agreement or other similar material exclusive rights, (B) grants to any third person any guaranteed availability of supply or services for a period greater than the one (1) year anniversary of the date of this Agreement and, in each case, requires aggregate future payments to the Business in excess of $5,000,000 per annum, (C) grants to any third person any “most favored nation” rights or (D) grants to any third person price guarantees for a period greater than one (1) year from the date of this Agreement and requires aggregate future payments to any of the Companies or the Subsidiaries in excess of $10,000,000 per annum;
(xiii)    any Contract, other than a Company Plan, which requires future payments by or to any of the Companies or the Subsidiaries in excess of $10,000,000 per annum containing “change of control” or similar provisions;
(xiv)    any material sole source supply Contracts;
(xv)    any interest rate, currency or commodity swap, exchange, commodity option or hedging Contract with a remaining term in excess of ninety (90) days or pursuant to which a termination payment in excess of $1,000,000 would be payable were such hedge to be liquidated on the date of this Agreement;
(xvi)    any Contract entered into in the last twelve (12) months reflecting settlement of any Legal Proceedings, including pending or threatened Legal Proceedings, other than (A) releases immaterial in nature or amount entered into with former employees or independent contractors, in the Ordinary Course with the routine cessation of such employee’s or independent contractor’s employment with Seller or (B) settlement Contracts for cash only (which has been paid) and does not exceed $1,000,000; or
(xvii)    any other Contract (other than this Agreement, purchase orders for the purchase of inventory in the Ordinary Course, purchase orders entered into in the performance of customer Contracts in the Ordinary Course, Company Plans or Contracts under which a Person is obligated to make or receive payments in the future in excess of $10,000,000 per annum or $50,000,000 during the remaining life of the Contract.
(b)    Each such Contract required to be disclosed on Schedule 4.12(a) as described in clauses (i)-(xvii) is referred to herein as a “Material Contract.” The Companies have made available to Buyer a true and correct copy of each Material Contract, together with all amendments, modifications, waivers and other changes thereto, other than those which are immaterial. Schedule 4.12(a) also includes, with respect to each Material Contract, whether oral or written, the names of the parties, the date thereof and its title or other general description. Seller has furnished to Buyer a written summary of any and all oral Material Contracts and will furnish any further information that Buyer may reasonably request in connection with any Material Contract.
(c)    Except as would not be, or would not reasonably be expected to be, individually or in the aggregate, material to, or have a material impact on, the Business: (i) none of Seller, the Companies or the Subsidiaries is (and, to Seller’s Knowledge, no other party is) in default under any Material Contract, (ii) each of the Material Contracts is in full force and effect, and is the valid, binding and (in accordance with its terms) enforceable obligation of the Companies and the Subsidiaries, and to Seller’s Knowledge, of the other parties thereto, except that such enforcement may be subject to applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws affecting creditors’ rights generally and general principles of equitable relief, (iii) Seller, the Companies and the Subsidiaries have performed all respective obligations required to be performed by them to date under the Material Contracts and are not (with or without the lapse of time or the giving of notice, or both) in breach thereunder, (iv) none of Seller, the Companies or the Subsidiaries has received any notice of termination or breach, default or event that with notice or lapse of time, or both, would constitute a default by any person with respect to, and, to Seller’s Knowledge, no party has threatened in writing to terminate any, Material Contract and (v) none of Seller, the Companies or the Subsidiaries has received any written notice threatening or invoking legal action in accordance with the performance by the Companies and the Subsidiaries of their respective obligations under any Material Contract.
(d)    Except as set forth on Schedule 4.12(d), and except as otherwise contemplated by or in respect of the Affiliate Support Arrangements and the Company Supported Arrangements, all rights of Seller under the Material Contracts will be assigned to one or more of the Companies or the Subsidiaries and the Companies and the Subsidiaries shall have assumed all obligations of Seller thereunder.
4.13    Permits. Schedule 4.13 sets forth all Permits that are material to the Business. To Seller’s Knowledge, each such Permit is valid, subsisting and in full force and effect. The Companies and the Subsidiaries are in compliance with their obligations under each such Permit except as would not be, or would not reasonably be expected to be, materially adverse to the Business (taken as a whole). None of Seller, the Companies or the Subsidiaries is in receipt of any written notice from any Governmental Body that has not been resolved regarding any: (a) violation of or failure to comply with any material term or requirement of any such Permit or (b) revocation, withdrawal, suspension or cancellation of any such Permit.
4.14    Compliance with Laws.
(a)    Seller, the Companies and the Subsidiaries are in compliance in all material respects with all Laws applicable to the conduct of the Business as currently conducted (excluding matters related to Taxes, employee benefits, compliance with Environmental Laws and Government Contracts, which are addressed in Sections 4.7, 4.18, 4.19 and 4.21, respectively). None of Seller, the Companies or the Subsidiaries has received any notice or other communication from any Governmental Body or any other person regarding any material violation of, or material failure to comply with, any Law applicable to the conduct of the Business, or any material liability on the part of any of Seller, the Companies or the Subsidiaries to undertake, or to bear all or any portion of the cost of, any remedial action of any nature relating to the Business.

(b)    Anti-Corruption Compliance:
(i)    To Seller’s Knowledge, no directors, officers, agents, employees, affiliates or other persons acting on behalf of Seller, the Companies, or the Subsidiaries have taken any action, directly or indirectly, that would result in a violation of the United States Foreign Corrupt Practices Act or any other applicable anti-corruption law;
(ii)    Seller, the Companies, and the Subsidiaries have instituted and maintain policies and procedures intended to ensure compliance with the United States Foreign Corrupt Practices Act or any other applicable anti-corruption law;
(iii)    To Seller’s Knowledge, there are no internal investigations, third party investigations (including by any domestic or non-U.S. government enforcement or regulatory authority), internal or external audits, or internal or external reports that address any allegations or information concerning possible violations of the United States Foreign Corrupt Practices Act or any other applicable anti-corruption law;
(iv)    There is no pending or, to Seller’s Knowledge, threatened investigation, inquiry or enforcement proceeding by any governmental enforcement or regulatory authority relating to possible violations of the United States Foreign Corrupt Practices Act or any other applicable anti-corruption law.
(c)    Compliance with International Trade Laws.
(i)    Seller, the Companies, and the Subsidiaries since March 1, 2013 have been and currently are in compliance in all respects with (A) all applicable Laws and all authorizations, registrations, clearances or permits issued or granted by any Governmental Body identified in this Section 4.14(c)(i) to Seller, the Companies and the Subsidiaries concerning the exportation, re-exportation and temporary importation of any products, technology, technical data or services, as administered by the Bureau of Industry and Security of the Department of Commerce (“BIS”), the Directorate of Defense Trade Controls of the United States Department of State (“DDTC”), the U.S. Department of Energy (“DOE”), the United States Nuclear Regulatory Commission (“NRC”), and the Office of Foreign Assets Control of the United States Department of the Treasury (“OFAC”); (B) United States and international economic and trade sanctions imposed, administered or enforced from time to time by relevant Governmental Bodies, including, but not limited those administered by the U.S. government through OFAC or the U.S. Department of State, the United Nations Security Council, the European Union, or Her Majesty’s Treasury of the United Kingdom (collectively, “Sanctions”); (C) United States Laws concerning anti-boycotts administered by the Office of Anti-boycott Controls of the United States Department of Commerce and the IRS; (D) Laws concerning importations administered by the Bureau of Customs and Border Protection of the United States Department of Homeland Security and (E) Laws concerning export and import reporting administered by the Census Bureau of the United States Department of Commerce (collectively, including Sanctions, “International Trade Laws”).

(ii)    Seller, the Companies and the Subsidiaries, and to Seller’s Knowledge, Persons authorized by them to act on behalf of any of those entities or the Business have obtained from relevant Governmental Bodies all necessary licenses and other authorizations required in connection with the Business for the export, re-export, transfer and import of products, technology, technical data, and services in accordance with International Trade Laws (collectively, “International Trade Authorizations”).
(iii)      Schedule 4.14(c)(iii) lists all current and pending material International Trade Authorizations that Seller, the Companies and the Subsidiaries have obtained from, or submitted for approval to, Governmental Bodies in connection with the Business.
(iv)     None of Seller, the Companies or the Subsidiaries has, since March 1, 2013, received written or, to Seller’s Knowledge, oral notice from any Governmental Body in connection with the Business (A) asserting that the Seller, the Companies or Subsidiaries has violated, is not in compliance with, or has any liability under any International Trade Laws; or (B) threatening to revoke or terminate any International Trade Authorizations. As of the date of this Agreement, no Legal Proceeding, investigation or review by any such Governmental Body is pending or, to Seller’s Knowledge, has been threatened against Seller or any of the Companies or the Subsidiaries or any officer, director or employee of such entities in such capacity with respect to any potential violation or liability arising under or relating to any International Trade Laws.
(v)    Since March 1, 2013, none of Seller, the Companies or the Subsidiaries has made, intends to make, or pursuant to applicable Law should make any Company, or any Subsidiary disclosure (voluntary or otherwise) to any Governmental Body with respect to any potential violation or liability arising under or relating to any International Trade Laws in connection with the Business.
(vi)    None of Seller, the Companies, the Subsidiaries, or any shareholder , director, or officer, of such entities or the Business is an OFAC Restricted Person. “OFAC Restricted Person” means: any Person that is the target of Sanctions, including, without limitation, (a) any Person listed in any Sanctions-related list of sanctioned Persons maintained by OFAC or the U.S. Department of State, by the United Nations Security Council, the European Union, or any EU member state, (b) any Person operating, organized or resident in a Sanctioned Territory or (c) any Person owned or controlled by any such Person or Persons. “Sanctioned Territory” means, at any time, a country or territory which is itself the subject or target of any Sanctions (at the time of this Agreement, Crimea, Cuba, Iran, North Korea, Sudan and Syria).

4.15    Real Property.
(a)    Schedule 4.15(a)(i) sets forth all real property that is owned by Seller, any of the Companies or the Subsidiaries that is material to the Business (the “Owned Real Properties”). Schedule 4.15(a)(ii) sets forth all real property leased by Seller, any of the Companies or the Subsidiaries that is material to the Business (the “Leased Properties”, and together with the Owned Real Properties, the “Properties”), and identifies each Lease, and all amendments thereto, pursuant to which Seller, any of the Companies or the Subsidiaries is permitted occupancy of the Leased Properties. Except as set forth in Schedule 4.15(a)(ii), true and correct and complete copies of the Leases, including all amendments thereto, have been delivered to Buyer prior to the date hereof. Except as set forth on Schedule 4.15(a)(iii), (i) following consummation of the Adjustment, a Company or one of the Subsidiaries will be the sole owner or lessee of each of the Properties, and (ii) Seller, a Company or a Subsidiary is party to the respective Leases pertaining to each Leased Real Property and has good, valid and subsisting leasehold interests in the leasehold estate under the Leases free and clear of any subtenancies or other occupancy rights or any other Encumbrances, other than Permitted Encumbrances.
(b)    Except as set forth in Schedule 4.15(a)(ii), (i) each Lease for the Leased Properties is in full force and effect and is valid, binding and enforceable against a Company or one of the Subsidiaries and, to Seller’s Knowledge, the other Parties thereto in accordance with its terms, except that such enforcement may be subject to applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws affecting creditors’ rights generally and general principles of equitable relief, (ii) there is no material default under any Lease for the Leased Properties either by a Company or the Subsidiaries or, to Seller’s Knowledge, by any other Party thereto, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a material default by a Company or the Subsidiaries thereunder, (iii) all security deposits required under the Leases have been paid to the applicable landlord under the Leases in compliance with the applicable Lease and applicable law, (iv) no material construction, alteration, decoration or other work due to be performed by any landlord or tenant pursuant to any Lease remains to be performed thereunder and all construction allowances or other sums to be paid to Seller, a Company or one of the Subsidiaries, and all amounts owed to outside contractors or other third parties for work performed at any of the Leased Properties have been paid in full; (v) none of Seller, any of the Companies or the Subsidiaries has vacated or abandoned all or any material portion of the Leased Properties, or given notice of its intent to do same, and (vi) except as set forth on Schedule 4.15(b), (A) no consent by the landlord under the Leases is required in connection with the consummation of the Transaction, (B) none of Seller, any of the Companies or the Subsidiaries has any right or option to purchase or otherwise acquire any of the Leased Properties or any portion thereof and (C) none of Seller, any of the Companies or the Subsidiaries has given notice to any landlord indicating that any of Seller, the Companies or the Subsidiaries either will or will not be exercising any extension or renewal options, or any right or option to purchase any of the Leased Properties or any portion thereof.
(c)    Except as set forth on Schedule 4.15(c), none of Seller, any of the Companies or the Subsidiaries has granted or entered into any sublease, license, option, right of first refusal or other contractual right or similar agreement to purchase, assign or dispose of the Properties or to allow or grant to any third party the right to use or occupy the Properties. None of Seller, any of the Companies or the Subsidiaries has received any written notice of assessments for public improvements against the Properties or written notice or order by any Governmental Body, insurance company or board of fire underwriters or other body exercising similar functions that relates to violations of building, safety or fire ordinances or regulations that would have, or would reasonably be expected to have, a material adverse effect on the value of such Property or its use in connection with the Business.
(d)    Except as set forth on Schedule 4.15(d), to Seller’s Knowledge, there are no material current, pending, or necessary construction or alteration projects with respect to any of the buildings, structures, fixtures, building systems, and equipment included in the Properties (collectively, the “Improvements”), and, to Seller’s Knowledge, there are no facts or conditions affecting any of the Improvements which would interfere in any material respect with the use, occupancy or operation of the Improvements or any portion thereof in the operation of the Business. Without limitation of the foregoing, no damage or destruction has occurred with respect to any of the Properties that has had, or would reasonably be expected to have, a material adverse effect, individually or in the aggregate, on the Business, whether or not covered by an enforceable insurance policy.
(e)    There are currently in effect such insurance policies for the Properties as are customarily maintained with respect to similar properties by commercially reasonable owners or tenants, as applicable. All premiums due on such insurance policies have been paid and the Seller will cause such insurance policies to be maintained from the date hereof through the Closing or earlier termination of this Agreement. None of Seller, any of the Companies or the Subsidiaries has received notice from any insurance company concerning, nor is any such person aware of, any defects or inadequacies in any Property, which, if not corrected, would result in the termination of insurance coverage or increase in the cost of such coverage.
4.16    Labor Relations.
(a)    Seller represents and affirms that each Union Agreement to which the Companies and the Subsidiaries are bound, or that applies to any Employees, and which are material to the Business, are set forth on Schedule 4.12(a)(vi).
(b)    Seller, the Companies and the Subsidiaries are in compliance with all notice and other requirements under the WARN Act to the extent they relate to the Employees, and, except as set forth on Schedule 4.16(b), none of them has taken, or has any plans to take, any action that would give rise to any notice required to be delivered under the WARN Act with respect to the Business Group or the Employees.
(c)    Except as set forth on Schedule 4.16(c), (i) there is no (A) unfair labor practice, labor dispute or labor arbitration proceeding pending or, to Seller’s Knowledge, threatened against or affecting any of the Companies or the Subsidiaries or (B) lockout, strike, slowdown, work stoppage or, to Seller’s Knowledge, threat thereof by or with respect to any Employees or against or affecting any of the Companies or the Subsidiaries that would result in a material impact on the Business or its ordinary course operation, (ii) to Seller’s Knowledge, no demand for recognition of any Employees has been made by or on behalf of any labor union, labor organization, works council or group of Employees, and, to Seller’s Knowledge, no petition has been filed or proceeding been instituted by any Employee or group of Employees with any labor relations board or commission seeking recognition of a collective bargaining representative, (iii) to Seller’s Knowledge, no current key Employee intends to terminate his or her employment, (iv) to Seller’s Knowledge, no union organizing activities are ongoing with respect to any Employees and (v) no Employees are represented by any Employee Representative.
(d)    The Companies and the Subsidiaries have satisfied any legal or contractual requirement to provide notice to, or to enter into any consultation procedure with, any Employee Representative in connection with the execution of this Agreement or the Contemplated Transactions.
(e)    To Seller’s Knowledge, (i) no Employee is in any respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other obligation to any third party and (ii) except as set forth on Schedule 4.16(e), no former employee of any of the Companies or the Subsidiaries is in any respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other obligation to any of the Companies or the Subsidiaries.
(f)    The execution of this Agreement and the consummation of the Contemplated Transactions will not result in any material breach or other material violation of any material Union Agreement, employment agreement, consulting agreement or any other labor-related agreement relating to any Employees or to which any of the Companies or the Subsidiaries are a party.
4.17    Intellectual Property Rights.
(a)    Schedule 4.17(a) sets forth (i) all trademarks and service marks, trademark and service mark applications and registrations, trade names, fictitious names, logos, domain names, unexpired registered copyrights, pending copyright applications, unexpired letters patent and, pending patent applications owned by Seller, any of the Companies or the Subsidiaries that is used or held for use primarily in connection with the Business and (ii) licenses of any Intellectual Property granted to any of Seller, any of the Companies or the Subsidiaries, that are material to the Business, excluding the Specified Names and all third party software included in the Computer Systems (together with all other Intellectual Property that is material to the Business, the “Business Group Intellectual Property”). Schedule 4.17(a) also sets forth that portion of the Business Group Intellectual Property for which all right, title, and interest is owned by Seller or any of the Companies or the Subsidiaries “Owned Business Group Intellectual Property”). Following consummation of the Adjustment, all Owned Business Group Intellectual Property will be owned by the Companies or the Subsidiaries free and clear of all Encumbrances other than Permitted Encumbrances. Seller, the Companies and the Subsidiaries, as applicable, own or, to Seller’s Knowledge, have a right to use as they are currently used in the Business all Owned Business Group Intellectual Property and following consummation of the Adjustment, the Companies and the Subsidiaries, as applicable, will own or have the same right to use as they are currently used in the Business all Owned Business Group Intellectual Property (other than the Specified Names), in each case subject only to the Contracts set forth on Schedule 4.17(a). To Seller’s Knowledge, no person is infringing upon or misappropriating any Owned Business Group Intellectual Property. There is no claim or proceeding pending or, to Seller’s Knowledge, threatened by any of Seller, the Companies or the Subsidiaries

alleging that any person is infringing upon or misappropriating any Owned Business Group Intellectual Property. Except as set forth on Schedule 4.17(a), there are no claims pending or threatened against Seller, the Companies, or the Subsidiaries alleging infringement or misappropriation of Intellectual Property rights of any other person, and to Seller’s Knowledge, the conduct of the Business does not infringe upon or misappropriate the Intellectual Property rights of any other person. The provisions of this Section 4.17 are not intended to be, and shall not be interpreted as, a warranty, guarantee or indemnity that the Business does not violate a third party’s Intellectual Property rights beyond the representations of the previous sentence.
(b)    Except as set forth on Schedule 4.17(d), the Companies or the Subsidiaries will at Closing own, lease or license all software, hardware, databases, computer equipment and other information technology used in the Business (collectively, “Computer Systems”) that are necessary for the operations of the Business as currently conducted in all material respects. For the avoidance of doubt, Seller shall not reimburse Buyer for the cost of any license or maintenance fees paid by Buyer subsequent to the completion of the transfer of Computer Systems. The Computer Systems, to Seller’s Knowledge, are reasonably secure against attack or unauthorized intrusion. The Companies and the Subsidiaries have practices in place that are consistent with customary practices in the industry in which they operate to provide for the security, continuity and integrity of the Computer Systems and the back-up and recovery of data and information (whether data or information of the Companies and the Subsidiaries or their customers or other Persons) stored or contained therein or accessed or processed thereby and to prevent and guard against any unauthorized access or use thereof. To Seller’s Knowledge, there have not been any unauthorized intrusions or breaches of the security of any of the Computer Systems or any unauthorized access or use of any of the data or information stored or contained therein or accessed or processed thereby or that has resulted in the destruction, damage, loss, corruption, alteration or misuse of any such data or information.
(c)    During the past twelve (12) months, there have not been any material disruptions in the functionality of the Computer Systems that are used for the operation of the Business. To Seller’s Knowledge, no Computer Systems that are used for the operation of the Business contain any device or feature designed to disrupt, disable, or otherwise impair the functioning of any Computer Systems or any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” or other code or routines that permit unauthorized access or the unauthorized disablement or erasure of such Computer Systems or information or data (or all parts thereof) or other computer systems of users. The Companies and the Subsidiaries have not delivered, licensed or made available, and the Companies and the Subsidiaries have no duty or obligation (whether present, contingent, or otherwise), except as set forth in Section 3.7(f), to deliver, license or make available, the source code for any Transferred Software and the CB&I Software (the “Company Owned Software”), to any escrow agent or other Person (other than with respect to non-exclusive rights held by the U.S. Government). No such Company Owned Software is subject to the terms of any “open source” or other similar license that requires any source code of such Company Owned Software to be disclosed, licensed, publicly distributed, or dedicated to the public.

(d)    Schedule 4.17(d) sets forth a list, which is true and correct as of the date hereof, of all software used by any of the Companies or the Subsidiaries that is material to the operation of the Business, excluding commercially available off-the-shelf software available on reasonable terms for a license fee of no more than $10,000 per year. With respect to the Company Owned Software, as of the Closing, one of the Companies or the Subsidiaries will own such Company Owned Software, free and clear of all Encumbrances other than Permitted Encumbrances. With respect to all other software, as of the Closing, the Companies and the Subsidiaries will have the same right to use such software as such is currently used in the Business, except as specified in Schedule 4.17(d) as “Not Included”.
(e)     Seller (to the extent related to the conduct of the Business), Companies and Subsidiaries are in material compliance with all applicable Laws, as well as their own rules, policies, and procedures, relating to privacy, data protection, and the collection, retention, protection, and use of personal information collected, used, or held for use by the Seller (to the extent exclusively related to the conduct of the Business), Companies and Subsidiaries. In the past three (3) years), no claims have been asserted or, to Seller’s Knowledge, threatened against the Seller (to the extent related to the conduct of the Business), the Companies or any Subsidiary alleging a violation of any natural person’s privacy or personal information or data rights.
(f)    Except as set forth on Schedule 4.17(f), (i) the Companies and the Subsidiaries have complied in all material respects with all applicable Laws and contractual requirements pursuant to the Government Contracts relating to the placement of legends or restrictive markings on material Intellectual Property developed at private expense by such parties and delivered, deliverable or otherwise provided to a Governmental Body and (ii) neither the Seller (to the extent related to the conduct of the Business), the Companies nor the Subsidiaries have received any written notice that a Governmental Body has objected to or otherwise challenged any assertions by the Seller, Companies, or any of the Subsidiaries restricting a Governmental Body’s rights in material Intellectual Property delivered, deliverable or otherwise provided, directly or indirectly through other Persons, to any Governmental Body in connection with a Government Contract.
4.18    Employee Benefits.
(a)    Schedule 4.18(a)(i) sets forth a complete list of all material Benefit Plans that are sponsored, maintained, administered, contributed to or entered into by Seller or any of its Affiliates for the current or future benefit of any Employee or any former employee or individual consultant of a Company or a Subsidiary or with respect to which any Company or Subsidiary has any liability, specifically indicating which Benefit Plans and any other employee plans, arrangements and agreements, including retention plans, severance plans, fringe benefit plans and employment agreements, that cover any Employee or any former Employee or for which any Employee or former Employee is eligible (without regard to materiality, each, a "Company Plan"), and specifically indicating which Benefit Plans are primarily not governed by the laws of the United States (each, a "Foreign Plan"), provided, however, that the only Multiemployer Plans that shall be considered Company Plans and listed on Schedule 4.18(a)(i) are those to which the Company or a Subsidiary currently has an obligation to contribute pursuant to the terms of a collective bargaining agreement between the Company or Subsidiary and an applicable union representative or pursuant to a current job engagement. Schedule 4.18(a)(ii) sets forth a complete list of each Company Plan that is maintained by the Companies (each, a “Company Sponsored Plan”). Schedule 4.18(a)(iii) sets forth a complete list of (A) each Company Plan that is a Multiemployer Plan or is otherwise subject to Title IV of ERISA and (B) each Multiemployer Plan with respect to which a Company or a Subsidiary has received from the administrators of such a plan a formal assessment of withdrawal liability pursuant to ERISA Section 4219. Seller has made available to Buyer, to the extent applicable, correct and complete copies of the following documents with respect to each single employer Company Plan that is a defined benefit pension plan listed on Schedule 4.18(a)(iv) (each, a “Pension Plan”) and each Company Sponsored Plan: (A) the plan document (or, in the case of any unwritten material Company Plan, a written summary of the terms of such Company Plan) and the summary plan description, (B) the last three annual report on Form 5500, actuarial reports and non-discrimination testing reports, if any, and (C) any material correspondence to or from the Internal Revenue Service, the Department of Labor, the Pension Benefit Guarantee Corporation any other Governmental Body for the last three years. The Seller has provided a description of each material Company Plan which is not a Pension Plan and which is not a Company Sponsored Plan.
(b)    Except as set forth on Schedule 4.18(b), no reportable event within the meaning of Section 4043 of ERISA or material non-exempt “prohibited transaction” within the meaning of Section 406 of ERISA has occurred with respect to any single employer Company Plan, and no tax has been imposed pursuant to Section 4975 or Section 4976 of the Code in respect thereof.
(c)    Except as set forth on Schedule 4.18(c), there are no claims, suits or actions pending or, to Seller’s Knowledge, threatened by or on behalf of any of the single employer Company Plans, by any employee or beneficiary covered under any single employer Company Plan, or otherwise involving any single employer Company Plan (other than routine claims for benefits).
(d)    Except as set forth on Schedule 4.18(d), the single employer Company Plans have been maintained and operated in material compliance with all applicable Laws, including ERISA and the Code, and with the terms of such Company Plans , as applicable (including that the Seller or the Company, as applicable, has made all contributions and paid all premiums (or accrued such amounts in accordance with GAAP, to the extent the payment is not yet due) in respect of each Company Plan in a timely fashion in accordance in all material respects with the terms of each Company Plan and applicable Law).
(e)    Except as set forth on Schedule 4.18(e), Seller and all of its ERISA Affiliates do not have any obligation to provide health or other non-pension benefits to retired or other former Employees, except as specifically required by COBRA.
(f)    Schedule 4.18(f) sets forth each single employer Company Plan that is intended to be qualified under Section 401(a) of the Code (each a “Company Qualified Plan”). Each Company Qualified Plan and each trust established in connection with each Company Qualified Plan: (i) is the subject of a favorable determination letter issued by the IRS (or is a plan that was established in 2017) or (ii) was established by adoption of a prototype or volume submitter plan that is the subject of a favorable opinion letter issued by the IRS upon which the sponsor of such Company Qualified Plan is permitted to rely, and, in either case, the remedial amendment period described in Section 401(b) of the Code applicable to any amendment of each such Company Qualified Plan, prototype plan or volume submitter plan adopted after the date of such letter has not expired. Since the date of each such determination or opinion letter, no event has occurred and no condition or circumstance exists that has resulted or is reasonably likely to result in the revocation of any such determination letter or the inability of the sponsor of such Company Qualified Plan to rely on any such opinion letter or that is reasonably likely to adversely affect the qualified status of such Company Qualified Plan or the exempt status of any such trust. Seller has made available to Buyer a correct and complete copy of each such determination or opinion letter.
(g)    Each Company Plan which is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) has been operated and administered in material compliance with Section 409A of the Code and any proposed and final guidance under Section 409A of the Code.
(h)    There have been no modifications of material Company Plans or creation of new Company Plans since December 31, 2016 that materially increased the costs of the Company Plans, in the aggregate.
(i)    Except as set forth on Schedule 4.18(i), Seller has no obligation to gross-up, indemnify or otherwise reimburse any Employee or individual consultant for any tax incurred by such Employee or individual consultant, including under Section 409A or 4999 of the Code, or any interest or penalty related thereto.
(j)    Except as set forth on Schedule 4.18(j), the consummation of the Contemplated Transactions will not, either alone or together with any other event: (i) entitle any Employee to any payment or benefit, including any bonus, retention, severance, retirement or job security payment or benefit, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other material obligation under, any Company Plan or (iii) give rise to the payment of any amount under any Company Plan that would not be deductible pursuant to the terms of Section 280G of the Code.
(k)    None of the Companies and the Subsidiaries has any single employer Company Plan subject to Title IV of ERISA.
(l)    With respect to each Foreign Plan, the fair market value of the assets of each funded Foreign Plan, the liability of each insurer for any Foreign Plan funded through insurance or the book reserve established for any Foreign Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all employees and individual consultants of Seller, the Companies and the Subsidiaries (including their dependents and beneficiaries) in such Foreign Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Foreign Plan, and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations. Each Foreign Plan has been maintained, administered and operated in all material respects in accordance with its terms and all applicable Laws and other requirements, and if intended to qualify for special tax treatment, satisfies all requirements for such treatment. Each Foreign Plan required to be registered has been registered and has been maintained in good standing with the applicable Governmental Body

(m)    With respect to each Multiemployer Plan listed on Schedule 4.18(m), if a Company or Subsidiary ceased having an obligation to contribute to such plan as of the Closing Date, (i) the Company’s or the Subsidiary’s withdrawal liability (if any) under Subtitle E of Title IV of ERISA would be determined under Section 4203(b) of ERISA or, if (i) does not apply, then (ii) the Company or the Subsidiary would have no withdrawal liability under Subtitle E of Title IV of ERISA with respect to such plan.
4.19    Environmental Matters. Except as set forth on Schedule 4.19
(a)    The Companies and the Subsidiaries operate, and except for matters that have been fully resolved, have operated the Business in compliance in all material respects with all applicable Environmental Laws, which compliance includes the possession of all Environmental Permits required to operate the Business and compliance with the terms thereof in all material respects.
(b)    Except for matters which have been fully resolved with no further obligation or liability, (i) none of Seller, the Companies, or any Subsidiary has received any material unresolved complaint (including employee complaints), notice of violation, citation, summons or order alleging any violation by any of the Companies or the Subsidiaries of any Environmental Law related to the Properties or the Business and (ii) none of Seller, the Companies or the Subsidiaries has received, in writing, any request for information, notice of claim, demand or other notification from a Governmental Body or any other Person that it is a potentially responsible person or otherwise potentially responsible or liable with respect to any material Environmental Liability, Environmental Remedial Action or Release of any Hazardous Material related to the Properties or arising from any operations of the Business.
(c)    To Seller’s Knowledge, there are no actions, activities, circumstances, facts, conditions, events, state of facts or incidents, including the presence of any Hazardous Material, which would be reasonably likely to form the basis of any material Environmental Liability against any of the Companies or the Subsidiaries, or any Person whose Environmental Liabilities the Companies or the Subsidiaries has contractually assumed.
(d)    ISRA. None of the Properties located in New Jersey are industrial establishments, as that term is defined by ISRA, and the Company has no open ISRA matters with respect to any current or former properties in New Jersey.
(e)    Seller or the Companies has delivered or otherwise made available for inspection to the Buyer true, correct, and complete in all material respects copies of any reports of, any material investigations, audits, or assessments (including Phase I environmental site assessments and Phase II environmental site assessments) in the possession of or reasonably available to Seller, any of the Companies or the Subsidiaries pertaining to: (i) any unresolved Environmental Liabilities; (ii) any Environmental Remedial Action in, on, beneath or adjacent to any property currently owned, operated or leased by any of the Companies or the Subsidiaries; or (iii) the Companies’ or the Subsidiaries’ compliance with applicable Environmental Laws, including compliance with applicable Environmental Permits or other governmental authorizations to handle radioactive materials.

4.20    Customers and Suppliers. Except as set forth on Schedule 4.20, or as would not be, or reasonably be expected to be, materially adverse to the Business (taken as a whole), and excluding Government Contracts (which are addressed in Section 4.21), none of the current customers or suppliers of the Business with which the Business has a purchase order has formally notified in writing any of Seller, the Companies or the Subsidiaries that it will, or, to Seller’s Knowledge, has threatened to, terminate, cancel, materially limit or materially and adversely modify its existing or planned business with any of Seller, the Companies, the Subsidiaries or the Business, and no such supplier is otherwise involved in, or, to Seller’s Knowledge, threatening, a material dispute involving a Company, a Subsidiary or the Business.
4.21    Government Contracts.
(a)    Except as set forth on Schedule 4.21(a), with respect to each Contract which is a prime contract, subcontract, teaming agreement or arrangement, joint venture, basic ordering agreement, blanket purchase agreement, letter agreement, purchase order, delivery order, task order, grant, cooperative agreement, bid, change order or other commitment or funding vehicle between any of Seller, the Companies or the Subsidiaries relating exclusively to the Business and: (i) a Governmental Body, (ii) any prime contractor to a Governmental Body (a “Government Prime Contractor”) or (iii) any subcontractor with respect to any Contract with a counterparty described in subclauses (i) or (ii) (a “Government Subcontractor”) (such Contracts, being the “Government Contracts”), each of Seller, the Companies and the Subsidiaries is in compliance with all material terms and conditions of such Government Contracts, including all clauses, provisions and requirements incorporated expressly or by reference therein, and with all material requirements of applicable Law pertaining to such Government Contracts, and no Government Prime Contractor or Government Subcontractor has provided written (or to Seller’s Knowledge, any other) notice to Seller, the Companies or any Subsidiary that any of Seller, the Companies or the Subsidiaries has materially breached or materially violated any material applicable Law, or any material certification, representation, clause, provision or requirement pertaining to such Government Contracts. Seller, the Companies and the Subsidiaries have not received written notice of any material cost disallowance, withhold, offset, overpayment, credit requested, termination for default, cure notice or show cause notice by or on behalf of a Governmental Body under any Government Contract.
(b)    Neither any Governmental Body nor any Government Prime Contractor or Government Subcontractor under any Government Contract has disallowed any material costs claimed by any of Seller, the Companies and the Subsidiaries in any annual incurred cost submission under any Government Contract. Excluding any changes in indirect rates resulting from the Contemplated Transactions or arising after the Closing, the reserves established by Seller, the Companies and the Subsidiaries with respect to possible adjustments to the indirect and direct costs incurred by Seller, the Companies and the Subsidiaries on any Government Contract are believed by Seller, the Companies and the Subsidiaries as of the date hereof to be reasonable and materially sufficient to cover any potential material adjustments resulting from audits of any such Government Contract. Seller, the Companies and the Subsidiaries are billing all indirect cost rates materially consistent with the rates approved by Defense Contract Audit Agency or other cognizant Governmental Body or with provisional rate agreements, to the extent applicable or required.

(c)    Except as set forth on Schedule 4.21(c), to Seller’s Knowledge (i) there is no pending, or to Seller’s Knowledge, threatened, administrative, civil or criminal investigation, indictment or civil charge with respect to any material irregularity, material misstatement or material omission arising under or relating to any Government Contract, and (ii) none of Seller, the Companies or the Subsidiaries has conducted or initiated any material internal investigation or made any mandatory or voluntary disclosure to any Governmental Body with respect to any: (A) matter required to be disclosed by a Government Contract or any applicable Law or regulation pertaining to a Government Contract, or (B) material irregularity, misstatement or omission arising under or relating to any Government Contract.
(d)    None of Seller, any of the Companies or the Subsidiaries nor, to Seller’s Knowledge, any of its or their respective directors, officers or other individuals having primary management or supervisory responsibilities with respect to thereto, is formally debarred or suspended by any Governmental Body or otherwise has been declared ineligible for contracting with any Governmental Body, nor, to Seller’s Knowledge, is there any pending debarment, suspension or exclusion proceeding that has been initiated against Seller, any of the Companies or the Subsidiaries nor any of its or their respective directors, officers or other individuals having primary management or supervisory responsibilities with respect to thereto.
(e)    To Seller’s Knowledge, all representations and certifications executed, acknowledged or set forth in or pertaining to each Government Contract during the four years prior to the date hereof were current and accurate, in all material respects, to the extent required by applicable Law, and complete in all material respects as of their effective date.
(f)    To Seller’s Knowledge, Except as set forth on Schedule 4.21(f), with respect to each Government Contract, there are no: (i) outstanding requests for equitable adjustment or claims (as those terms are defined in the Federal Acquisition Regulation (“FAR”); (ii) outstanding dispute proceedings (as defined in the FAR); or (iii) financing arrangements (including any assignments pursuant to the Assignment of Claims Act).
(g)    The representations and warranties in this Section 4.21 are the only representations and warranties being made by Seller with regard to Government Contracts.
4.22    Overhead Services; Shared Assets and Facilities.
(a)    Certain members of the Seller Group currently provide overhead and administrative services to the Companies and the Subsidiaries (the “Overhead Services”). The Overhead Services provided to the Companies and the Subsidiaries are set forth on Schedule 4.22(a). None of the Overhead Services is provided exclusively to the Companies and the Subsidiaries, and the Overhead Services will be provided pursuant to the Transition Services Agreement.

(b)    Schedule 4.22(b)(i) sets forth a list of assets consisting of personal and real property that are currently shared by the Companies and the Subsidiaries with Seller. Upon completion of the Adjustment, the Shared Assets will be held as set forth in Schedule 4.22(b)(ii).
4.23    Transactions With Affiliates. Except for: (a) Affiliate Support Arrangements and the Company Supported Arrangements, (b) the provision of the Overhead Services, (c) the Contemplated Transactions (including, for the avoidance of doubt, the Adjustment), (d) the Contracts set forth on Schedule 3.19, (e) agreements between the Companies, the Subsidiaries and Seller relating to the assets set forth on Schedule 4.22(b)(i) (f) the Terminating Intercompany Arrangements and (g) the Intercompany Accounts and (h) all other items set forth on Schedule 4.23, no Seller, Company, or Subsidiary, nor any director, officer or employee thereof (i) has effected any agreement with the Companies or the Subsidiaries and/or (ii) (A) owns any material property or right, tangible or intangible, which is used solely by the Business, (B) has any claim or cause of action against the Business or (C) owes any money to, or is owed any money by, the Business, other than pursuant to commercial relationships or services.
4.24    Finders’ Fees. None of Seller, any of the Companies or the Subsidiaries has employed any broker or finder except for Bank of America Merrill Lynch or incurred any liability for any brokerage fee, commission or finders’ fee in connection with any of the Contemplated Transactions except for the fee due to Bank of America Merrill Lynch for which Seller shall be fully responsible.
4.25    Special Security Agreement (SSA). The SSA Entity is in material compliance with all requirements of the National Industrial Security Program Operating Manual, and has not received an audit rating of less than “satisfactory” by DSS.
4.26    Vote/Approval Required. No vote or consent of the holders of any class or series of capital stock of Seller or any of its Affiliates is necessary to approve this Agreement, the Other Agreements, or the Contemplated Transactions.
4.27    Insurance.
(a)    Schedule 4.27(a) lists all policies of liability, umbrella liability, real and personal property, workers’ compensation, employers’, vehicular, fiduciary liability and other casualty and property insurance issued to Seller or any of its Affiliates (including the Companies and the Subsidiaries) for which the policy period has not yet ended, only to the extent such policies provide coverage for or relating to the Business, including any self-funded insurance policies or arrangements (collectively, the “Insurance Policies”) maintained by or on behalf of Seller or any of its Affiliates (including Seller, the Companies and the Subsidiaries) and any of their respective properties, assets, employees, officers or directors. Schedule 4.27(a) also accurately sets forth, for each of the Insurance Policies, the insurance company, policy number, type and amount of coverage and deductibles and the aggregate limit of the insurer’s liability under each of the Insurance Policies.
(b)    Each of the Insurance Policies or binders is legally valid, binding and enforceable in accordance with its terms and in full force and effect, and all premiums thereon have been timely paid, if not yet due and payable. Except as set forth on Schedule 4.27(b), none of the Insurance Policies will terminate, lapse or the insurance thereunder altered in the scope and duration of coverage in connection with the consummation of any of the Contemplated Transactions. Seller,

the Companies or the Subsidiaries and, to Seller’s Knowledge, their counterparties are not in material default under any of the Insurance Policies, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a material default under any of the Insurance Policy by Seller, the Companies and the Subsidiaries or, to Seller’s Knowledge, any other Person. To Seller’s Knowledge, no notice of cancellation or termination has been received with respect to any such Policy (except Policies replaced in the ordinary course).
(c)    The Insurance Policies provide insurance (i) in amounts not less than as required by applicable Law and any contract or agreement relating to the Business to which Seller or its Affiliates (including the Business Group and the Subsidiaries) is a party and (ii) that is reasonably sufficient to insure the Business and operations, employees and properties of the Business, in a manner that is consistent with the practices of similarly situated businesses engaged in the industries in which the Business operates.
(d)    All litigation Seller contends is covered by any of the Insurance Policies has been properly reported to the applicable insurer and Schedule 4.27(d) sets forth, as of the date hereof, a list of all claims with total incurred amounts exceeding $100,000 currently pending under any such Insurance Policies.
4.28    Seller Acknowledgement; Exclusivity of Representations.
(a)    Seller acknowledges and agrees that, except for the representations and warranties expressly set forth in Article 5, neither Buyer nor any of its subsidiaries or Affiliates (or any other Person) makes, or has made, any representation or warranty relating to Buyer, its subsidiaries, its affiliates or any of their respective businesses or operations or otherwise in connection with this Agreement or the Contemplated Transactions. In entering into this Agreement, Seller has relied solely upon its own investigation and analysis, and Seller: (a) acknowledges that, other than as set forth in Article 5, the Schedules hereto and the certificates delivered pursuant hereto, none of Buyer nor any of its respective directors, officers, employees, the Buyer Subsidiaries, Affiliates, agents or representatives makes or has made any representation or warranty, either express or implied, and (b) agrees, to the fullest extent permitted by Law that none of Buyer or its Affiliates, managers, directors, officers, employees, equityholders, agents or representatives shall have any direct personal liability or responsibility whatsoever to Seller on any basis (including contract, tort, or otherwise) based upon any information provided or made available, or statements made, to Buyer prior to the execution of this Agreement.
(b)    Except as otherwise expressly provided in this Article 4 (or as provided in any certificate delivered pursuant to this Agreement), Seller makes no representations or warranties whatsoever to Buyer, express, implied, or statutory, concerning the Shares, the Companies, the Subsidiaries, the Business, or Seller. Without limiting the generality of the foregoing, Seller makes no representation or warranty as to value, quality, quantity, condition, merchantability, fitness for a particular purpose, the future profitability of contracts or commitments, or any projected financial statements, projected earnings, projected cash flow or any other projected financial information, prospects or future results of the operations of the Companies, the Subsidiaries, the Business, or the physical condition of any tangible personal property. Any representations and warranties other than those expressly provided for in this Article 4, whether express, implied or statutory, written or oral, are hereby expressly disclaimed, and all assets of the Companies and the Subsidiaries are otherwise transferred “as is, where is.” Buyer acknowledges that it has not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties provided in this Article 4 and in any Other Agreement.
ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF BUYER
Buyer represents and warrants to Seller as follows:
5.1    Organization. Buyer is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation. Buyer has the requisite corporate power and authority to operate, own or lease its properties, perform its obligations under its contracts, carry on its business, enter into this Agreement and the Other Agreements and perform its obligations hereunder and thereunder.
5.2    Authorization; Enforceability. Buyer has the requisite corporate power and authority to execute and deliver this Agreement and the Other Agreements and to consummate the transactions contemplated to be consummated hereby and thereby. Buyer has taken all corporate action required by its certificate of incorporation and by-laws to authorize the execution and delivery of this Agreement and the Other Agreements to which it is will become a party and to authorize the consummation of the Contemplated Transactions. Buyer has duly executed and delivered this Agreement and, prior to the Closing, will have duly executed and delivered each of the Other Agreements to which it will be a party, and (assuming the due authorization, execution and delivery by Buyer) this Agreement constitutes, and each of the Other Agreements to which it will be a party will, after the Closing (assuming the due authorization, execution and delivery by the other parties thereto), constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms subject, as to enforcement, to applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance or similar laws affecting the enforcement of creditors’ rights generally and to general equitable principles, including commercial reasonableness, good faith and fair dealing (whether considered in a proceeding in equity or at law).
5.3    No Violation of Laws or Agreements; Legal Approvals; Consents.
(a)    The execution and delivery of this Agreement by Buyer shall not, and the execution and delivery of any Other Agreement by Buyer and the performance of Buyer of its obligations hereunder and thereunder, compliance with the provisions hereof and thereof and the consummation by Buyer of the Contemplated Transactions will not: (i) result in a violation of or conflict with any provision of the Governing Documents of Buyer or result in a violation of any provision of the Governing Documents of Buyer or the resolutions adopted by the Board of Directors of Buyer, (ii) except as set forth on Schedule 5.3(a) conflict with or result in any breach of, or constitute a default under, require any consent, waiver, license, approval or notice under, or give rise to any right of termination, cancellation, modification or acceleration of (whether after the filing of notice or the lapse of time or both), or give rise to a loss of any material benefit under, or result in the creation or maturation of any Encumbrance or purchase right upon any of the properties or assets of Buyer under any contract or agreement to which Buyer is a party, (iii) conflict with or violate, or give any person the right to obtain any relief, or exercise any remedy under, any Order or Law applicable to Buyer or (iv) give any person the right to challenge any of the Contemplated Transactions.
(b)    Except as set forth on Schedule 5.3(b), Buyer is not required to make, give or obtain any Legal Approvals or Consents in connection with the execution, delivery or performance by Buyer of this Agreement or any Other Agreement or the consummation by Buyer of the Contemplated Transactions that has not already been made, given or obtained.
5.4    Financing Capability.
(a)    Buyer has provided to Seller true and correct copies of the Commitment Letters. The Commitment Letters and the fee letter dated the date hereof contain all of the conditions precedent to the obligations of the parties thereunder to make Financing available to Buyer (and any Affiliates of Buyer named therein) on the terms therein at the Closing. Except for customary fee letters and engagement letters, as of the date hereof there are no side letters or other agreements, arrangements or understandings, whether written or oral, contingent or otherwise, with any Person relating to the availability, amount or conditionality of the Financing, other than as set forth in the Commitment Letters.
(b)    Assuming the Financing is funded, the aggregate proceeds of the Financing provided for in the Commitment Letters will be sufficient to pay the Base Purchase Price, as it may be adjusted pursuant Section 1.3 and Section 1.5 of this Agreement, and all other amounts, costs, fees and expenses related to the Contemplated Transactions. As of the date of this Agreement, assuming the accuracy of the representations and warranties set forth in Article 4 such that the condition set forth in Section 2.2(a) is satisfied and compliance by Seller, the Companies, and the Subsidiaries with their respective covenants and obligations under this Agreement such that the conditions set forth in Sections 2.2(b) and 2.2(d) – 2.2(m) are satisfied, as of the date of this Agreement: (i) each of the Commitment Letters is in full force and effect, and none of the Commitment Letters has been amended (and no waiver of any provision thereof has been requested or granted); (ii) the respective commitments contained in such Commitment Letters remain in full force and effect and have not been withdrawn or rescinded in any respect; (iii) no event has occurred and no circumstance exists which, with or without notice, lapse of time or both, would constitute a default or breach under any of the Commitment Letters on the part of the Buyer (nor does the Buyer have knowledge of any such event on the part of any other party thereto) and (iv) Buyer has no reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Buyer as of the Closing.
(c)    As of the date hereof, Buyer has fully paid (or caused to be fully paid) all commitment fees or other fees and expenses which are due and payable on or prior to the date hereof pursuant to the terms of the Debt Commitment Letter.

(d)    The Commitment Letters constitute valid and legally binding agreements of Buyer and, to the Knowledge of Buyer, each other party thereto, enforceable in accordance with their terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.
5.5    Investment. Buyer is acquiring the Shares for its own account, for investment only, and not with a view to any resale or public distribution thereof. Buyer shall not offer to sell or otherwise dispose of the Shares in violation of any Laws applicable to any such offer, sale or other disposition. Buyer acknowledges that: (a) the Shares have not been registered under the Securities Act, or any state or foreign securities laws, (b) there is no public market for the Shares and there can be no assurance that a public market shall develop and (c) it must bear the economic risk of its investment in the Shares for an indefinite period of time. Buyer has all requisite legal power and authority to acquire the Shares in accordance with the terms of this Agreement and is an “Accredited Investor” within the meaning of the Securities and Exchange Commission Rule 501 of Regulation D of the Securities Act, as presently in effect.
5.6    Solvency. Buyer shall be providing for the cash and liquidity needs of the Companies and the Subsidiaries after the Closing through the Working Capital as of the Closing Date, capital contributions, loans or otherwise. Immediately after giving effect to the consummation of the Contemplated Transactions (including any debt and equity financings being entered into in connection therewith), and subject to the adjustment provisions pursuant to Section 1.5, and assuming the accuracy of the representations and warranties provided by Seller in Article 4: (a) the fair saleable value (determined on a going concern basis) of the assets of the Companies and the Subsidiaries will be greater than the total amount of their liabilities, (b) the Companies and the Subsidiaries will be able to pay their debts and obligations as they become due and (c) the Companies and the Subsidiaries will have adequate capital to carry on their business or respective businesses. Buyer does not intend to hinder, delay or defraud any present or future creditors of Buyer, the Companies or the Subsidiaries following the consummation and the Contemplated Transactions.
5.7    Government Contracts Matters. Neither Buyer nor any of its directors, officers or other individuals having primary management or supervisory responsibilities of Buyer is or for the last three years has been: (a) proposed for debarment or suspension, or formally debarred or suspended, by any Governmental Body or otherwise has been declared ineligible for contracting with any Governmental Body or (b) under administrative, civil or criminal investigation, or indicted or civilly charged with respect to any material irregularity, material misstatement or material omission arising under or relating to any matter that is the subject of a Government Contract. Buyer is not aware of any facts or circumstances that reasonably would result in Buyer being debarred, suspended, proposed for suspension or debarment, or being determined nonresponsible for a particular contract or procurement.
5.8    Foreign Control. The Contemplated Transactions do not constitute a covered transaction as that is used by and in connection with the Committee on Foreign Investment in the United States (“CFIUS”). Each of the Buyer, its directors, officers, and other individuals having primary management or supervisory responsibilities of Buyer, covenants to cooperate in the transition under this Agreement with respect to information, contracts and other assets subject to any DSS review or approval as necessary to comply with all agreements, security measures and applicable Law, and as necessary to maintain all clearances, approvals and other authorizations required for maintaining and performing the Government Contracts.
5.9    Finders’ Fees. Neither Buyer nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fee, commission or finders’ fee in connection with any of the Contemplated Transactions.
5.10    Buyer Acknowledgement; Exclusivity of Representations.
(a)    Buyer acknowledges and agrees that, except for the representations and warranties expressly set forth in Article 4, neither Seller nor any of its subsidiaries or Affiliates (or any other Person) makes, or has made, any representation or warranty relating to Seller, its subsidiaries, its affiliates or any of their respective businesses or operations (including the Business) or otherwise in connection with this Agreement or the Contemplated Transactions. Buyer acknowledges and agrees that it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of Seller and its Affiliates. In entering into this Agreement, Buyer has relied solely upon its own investigation and analysis, and Buyer: (a) acknowledges that, other than as set forth in this Agreement, the Schedules hereto and the certificates delivered pursuant hereto, none of Seller, the Subsidiaries, nor any of their respective directors, officers, employees, Affiliates, agents or representatives makes or has made any representation or warranty, either express or implied: (i) as to the accuracy or completeness of any of the information provided or made available to Buyer or its agents or representatives prior to the execution of this Agreement and (ii) with respect to any projections, forecasts, estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Companies, any Subsidiary or the Business, and (b) agrees, to the fullest extent permitted by Law, that none of Seller or its Affiliates, managers, directors, officers, employees, equityholders, agents or representatives shall have any direct personal liability or responsibility whatsoever to Buyer on any basis (including contract, tort, or otherwise) based upon any information provided or made available, or statements made, to Buyer prior to the execution of this Agreement.
(b)    Except as otherwise expressly provided in this Article 5 (or as provided in any certificate delivered pursuant to this Agreement), Buyer makes no representations or warranties whatsoever to Seller, express, implied, or statutory in connection with the Contemplated Transactions. Without limiting the generality of the foregoing, Buyer makes no representation or warranty as to value, quality, quantity, condition, merchantability, fitness for a particular purpose, the future profitability of contracts or commitments, or any projected financial statements, projected earnings, projected cash flow or any other projected financial information, prospects or future results, or the physical condition of any tangible personal property. Any representations and warranties other than those expressly provided for in this Article 5 or in any Other Agreement, whether express, implied or statutory, written or oral, are hereby expressly disclaimed, and all assets of the Companies and the Subsidiaries are otherwise transferred "as is, where is." Seller acknowledges that it has not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties provided in this Article 5 and in any Other Agreement.

ARTICLE 6

SURVIVAL; INDEMNIFICATION
6.1    Survival. Unless stated otherwise, all representations, warranties, and covenants made by either Party in this Agreement shall survive the Closing.
6.2    Indemnification by Seller. Subject to the limitations set forth in Section 6.4, Seller shall indemnify Buyer and its officers, directors, employees, agents and Affiliates (each, a “Buyer Indemnitee”) from and against, and shall reimburse the Buyer Indemnitees for, all Damages (collectively, “Buyer Damages”) incurred or required to be paid by any Buyer Indemnitee to the extent arising out of:
(a)    any breach of or inaccuracy in any representation or warranty made by Seller in this Agreement (except for any representation or warranty made pursuant to Section 4.7 for which the Buyer Indemnitees’ exclusive remedies are set forth in Section 3.3(a)(i) as of the date hereof and at and as of the Closing Date (as if made at and as of such date),
(b)    any breach or non-fulfillment of any covenant or agreement made by Seller in this Agreement,
(c)    Company Transaction Expenses,
(d)    any Retained Liability.
6.3    Indemnification by Buyer. Subject to the limitations set forth in Section 6.4, Buyer shall indemnify Seller and its officers, directors, employees, agents and Affiliates (each, a “Seller Indemnitee”) from and against, and shall reimburse the Seller Indemnitees for, all Damages (collectively, “Seller Damages”) incurred or required to be paid by any Seller Indemnitee to the extent arising out of:
(a)    any breach of or inaccuracy in any representation or warranty made by Buyer in this Agreement as of the date hereof and at and as of the Closing Date (as if made at and as of such date),
(b)    any breach or non-fulfilment of any covenant or agreement made by Buyer in this Agreement, and
(c)    any Company Surviving Support Arrangements.
6.4    Limitation of Liability. Notwithstanding the foregoing, the Parties’ obligations to indemnify any Indemnified Party against any Damages after Closing shall be subject to all of the following limitations:

(a)    Other than claims of fraud and other than with respect to indemnification for breaches or inaccuracies of (i) the Seller Specified Representations, the representations and warranties made in Section 4.7 hereof and the matters covered by Section 3.3(a)(i)(E), no indemnification shall be made under Section 6.2(a) unless and until the aggregate amount of Buyer Damages under this Agreement exceeds 1% of the Final Purchase Price (the “Deductible”) and indemnification shall be made by Seller only to the extent Buyer Damages exceed the Deductible in the aggregate or (ii) the Buyer Specified Representations, no indemnification shall be made under Section 6.3(a), unless and until the aggregate amount of Seller Damages under this Agreement exceeds the Deductible and indemnification shall be made by Buyer only to the extent Seller Damages exceed the Deductible in the aggregate. For the avoidance of doubt, the Deductible set forth above and the Per Claim Threshold in Section 6.4(b) below shall not apply with respect to claims and indemnification made under Sections 6.2(b), (c) and (d) and Section 3.3(a)(i).
(b)    Other than claims of fraud and other than with respect to indemnification for breaches or inaccuracies of (i) the Seller Specified Representations, the representations and warranties made in Section 4.7 hereof and the matters covered by Section 3.3(a)(i)(E), no individual claim for indemnification shall be made under (i) Section 6.2(a) unless and until Buyer Damages for such claim in the aggregate exceed $50,000 (the “Per Claim Threshold”), and thereafter indemnification shall be made by Seller for the full amount of such Buyer Damages or (ii) the Buyer Specified Representations, no indemnification shall be made under Section 6.3(a) unless and until Seller Damages for such claim in the aggregate exceed the Per Claim Threshold and thereafter indemnification claims of Buyer for the full amount of such Seller Damages.
(c)    Subject to Section 6.4(d) and other than with respect to, claims of fraud, (i) the liability of (x) Seller for all claims under Section 6.2(a), other than with respect to the Seller Specified Representations, the representations and warranties made in Section 4.7 hereof and the matters covered by Section 3.3(a)(i)(E) including those under Section 3.3(a)(i) and (y) Buyer for all claims under Section 6.3(a), other than with respect to the Buyer Specified Representations, as to each of Seller and Buyer, cumulatively and in the aggregate shall not exceed an amount equal to ten percent (10%) of the Final Purchase Price; (ii) the liability of Seller for all claims under or in connection with respect to the Seller Specified Representations pursuant to Section 6.2(a), and Section 6.2(b) (with respect to breaches of covenants required to have been performed prior to Closing) shall not cumulatively and in the aggregate exceed the Final Purchase Price; (iii) the liability of Buyer for all claims under or in connection with respect to the Buyer Specified Representations pursuant to Section 6.3(a), Section 6.3(b) with respect to breaches of covenants required to have been performed prior to Closing) shall not cumulatively and in the aggregate exceed the Final Purchase Price and the liability of Seller for all claims under Sections 6.2(b) with respect to covenants to be performed following the Closing, Section 6.2(c) and (d) shall not be subject to any monetary limit pursuant to this Article 6 and (iv) the liability of Buyer for all claims under Section 6.3(c) shall not be subject to any monetary limit pursuant to this Article 6.
(d)    any claim for Damages sustained by reason of:

(i)    any breaches or inaccuracies of the Seller Specified Representations or the Buyer Specified Representations shall be limited to Damages claimed in a written notice delivered to the Indemnifying Party within the applicable statute of limitations; and
(ii)    any breaches or inaccuracies of the representations or warranties (x) set forth in Article 4 (other than Section 4.18(m)) or Article 5 not described in either Section 6.4(d)(i) above or in Section 3.3(a)(i) shall be limited to Buyer Damages or Seller Damages, as applicable, claimed (or that were the subject of a claim) in a written notice delivered to Seller or to Buyer, as applicable, from the Closing Date to the date falling eighteen (18) months thereof, (y) set forth in Section 4.18(m), shall be limited to Buyer Damages claimed (or that were the subject of a claim) in a written notice delivered to Seller from the Closing Date to the date falling three (3) years thereof, or (z) set forth in Section 4.7, shall be limited to Buyer Damages claimed (or that were the subject of a claim) in a written notice delivered to Seller from the Closing Date to the date falling 60 days following expiration of the statute of limitations (including extensions and waivers thereof).
(e)    Subject to Section 3.14 and notwithstanding any other provision of this Article 6 to the contrary, “Buyer Damages” shall in all cases be reduced or reimbursed, as applicable, by
(i)    the amount of any insurance or indemnification rights actually realized by any of Buyer, the Companies or the Subsidiaries with respect thereto (net of any expenses incurred in obtaining such payment);
(ii)    the amount of any indemnification, contribution or other payment by any third party to the extent actually realized (net of any expenses incurred in obtaining such payment); and
(iii)    the Indemnifying Party shall be subrogated to the Indemnified Party’s rights of recovery to the extent of any Damages satisfied by the Indemnifying Party. The Indemnified Party shall execute and deliver such instruments and papers as Buyer deems reasonably necessary to assign such rights and assist in the exercise thereof, including access to the books and records of the Companies and the Subsidiaries. No claim for indemnification may be made by a Buyer Indemnitee and no indemnification shall be required to the extent that the Damages sustained or incurred by such Buyer Indemnitee for which indemnification is sought were incorporated into the calculation of any adjustment to the Closing Purchase Price pursuant to Section 1.5.
(f)    Except as otherwise provided in Section 2.6, in no event shall any Party hereto be liable for, and each Indemnified Party acknowledges and agrees that the term “Damages” expressly excludes, any consequential, treble, punitive or other damages not expressly provided for in this Section 2.6; provided, however, that damages shall include all of the aforementioned measure of damages in each case if awarded in an action (or settlement thereof) to any third party against an Indemnified Party, without regard to any of the foregoing limitations. Without limiting the foregoing, all Damages hereunder shall be limited to the normal measure of contract damages that are the direct, reasonably foreseeable result of a breach of this Agreement (including, as a result of the act, occurrence, inaccuracy, omissions or subject matter underlying giving rise of the breach of obligation of indemnity under this Agreement.
(g)    For the sole purpose of determining Damages (including for purposes of Section 3.3(a)) (and not for purposes of determining whether or not any breaches, inaccuracies or failures of any representations and warranties have occurred for purposes of Sections 6.2(a) and 6.3(a)), the representations and warranties of Buyer and Seller will not be deemed to be qualified by, and the measurement and amount of Damages with respect thereto, by any materiality or similar exceptions or qualifications contained in such representations or warranties or any references to “Material Adverse Effect”.
6.5    Notice of Claims. If any Buyer Indemnitee or Seller Indemnitee (an “Indemnified Party”) believes that it has suffered or incurred, any Damage for which it is entitled to indemnification under this Article 6, the Indemnified Party shall promptly notify the party from whom indemnification is being claimed (the “Indemnifying Party”). This notice (“Notice of Claim”) shall specify the factual basis of the claim in reasonable detail in light of the circumstances then known (by Indemnified Party) which shall be updated from time to time to include additional facts which become known to such Indemnified Party. If any Legal Proceeding is instituted by or against a third party with respect to which any Indemnified Party intends to claim any Damages, such Indemnified Party shall notify the Indemnifying Party of such Legal Proceeding. The failure to provide any notice in accordance with this Section 6.5 shall not release the Indemnifying Party from any of its obligations under this Article 6 except to the extent that the Indemnifying Party is actually and materially prejudiced by such failure.
6.6    Claims by Parties.
(a)    Other than third-party claims, which are covered by Section 6.7, within twenty (20) days after delivery of any notification of a demand for indemnification delivered in accordance with Section 6.5, the Indemnifying Party shall deliver to the Indemnified Party a written response (the “Response”) in which the Indemnifying Party shall: (i) agree that the Indemnified Party is entitled to receive all of the asserted amount of Damages (the “Asserted Damages Amount”), in which case the Response shall be accompanied by a payment to the Indemnified Party of such amount, by check or by wire transfer; (ii) agree that the Indemnified Party is entitled to receive part, but not all, of the Asserted Damages Amount (such portion, the “Agreed Portion”), in which case the Response shall be accompanied by a payment to the Indemnified Party of the Agreed Portion, by check or by wire transfer; or (iii) dispute that the Indemnified Party is entitled to receive any of the Asserted Damages Amount.
(b)    In the event that the party providing a Response pursuant to Section 6.6(a) shall (i) dispute that the Indemnified Party is entitled to receive any of the Asserted Damages Amount, or (ii) agree that the Indemnified Party is entitled only to the Agreed Portion of the Asserted Damages Amount, Seller and Buyer shall attempt in good faith to agree upon the rights of the respective parties with respect to each of the indemnification claims that comprise the Asserted Damages Amount (or the portion of the Asserted Damages Amount not comprising the Agreed Portion). If Seller and Buyer should so agree, a memorandum setting forth such agreement shall be prepared and signed by both such Parties. If no such agreement can be reached after good faith negotiation within sixty (60) days after delivery of a Response, either Seller or Buyer may seek resolution in accordance with Section 8.3.
6.7    Third-Party Claims. If any third party notifies any Indemnified Party with respect to any matter which the Indemnified Party determines may give rise to a claim for indemnification against the Indemnifying Party under this Article 6, then the Indemnified Party shall notify the Indemnifying Party thereof promptly and in any event within twenty (20) days after receiving any written notice from a third party or ten (10) days after the filing of a claim by such third party in a court or other Governmental Body. Once the Indemnified Party has given notice of the matter to the Indemnifying Party, the Indemnifying Party may defend against the matter in any manner it reasonably may deem appropriate; provided, that if the Indemnifying Party is Seller, such Indemnifying Party shall not have the right to defend any such matter that seeks to impose criminal liability on an Indemnified Party. In the event the Indemnifying Party notifies the Indemnified Party within ten (10) days after the date the Indemnified Party has given notice of the matter that the Indemnifying Party is assuming the defense of such matter (a) the Indemnifying Party shall defend the Indemnified Party against the matter with counsel of its choice reasonably satisfactory to the Indemnified Party, (b) the Indemnified Party may retain separate counsel at its sole cost and expense and (c) the Indemnifying Party shall not consent to the entry of a judgment with respect to the matter or enter into any settlement which does not include a provision whereby the plaintiff or claimant in the matter releases the Indemnified Party from all liability with respect thereto, without the written consent of the Indemnified Party, which consent shall not be unreasonably withheld. The Indemnified Party shall not admit any liability to any third party in connection with any matter which is the subject of a Notice of Claim (such admission to constitute a complete release and discharge of Seller’s or Buyer’s, as the case may be, indemnification obligations hereunder with respect to such matter) and shall cooperate fully in the manner requested by the Indemnifying Party in the defense of such claim.
6.8    Exclusive Remedy. In the absence of fraud, the indemnification provisions contained in this Article 6 and set forth in Section 3.3(a) and following termination only the Liquidated Amount, shall constitute the sole and exclusive recourse and remedy of the Parties for monetary damages hereunder, with respect to the Business, the Companies and the Subsidiaries, including with respect to any breach of any of the representations, warranties, pre-Closing covenants or agreements contained in this Agreement. The provisions of this Article 6 and the applicable provisions of Section 3.3 and Section 2.6 are in lieu and substitution of any other remedies that the Parties may have, including common law claims and damages and statutory rights of contribution. The provisions of this Article 6 (or the applicable provisions contained in Section 3.3 or Section 2.6) will not, however, restrict the right of either Party to seek specific performance or other equitable remedies in connection with any breach of any of the covenants which by their nature require or could require performance post-Closing contained in this Agreement.
6.9    Purchase Price Adjustments. To the extent permitted by applicable Law, any amounts determined in accordance with, and payable under, this Article 6, Section 1.5 or Section 3.3 shall be treated by Buyer and Seller as an adjustment to the Final Purchase Price.
6.10    Mitigation of Damages. Without limiting its obligation under the Law, each Party agrees to use all commercially reasonable efforts to minimize all Damages for which it may seek indemnification from the other Party pursuant to this Article 6, and to minimize the amount of such indemnification obligation by reasonably pursuing the maximum possible insurance recovery or recovery from other available sources in the event available and, provided, that the Indemnifying Party shall be liable for any deductible or increase in premium resulting therefrom with respect to such Damages (including express rights of indemnification, rights of subrogation and independent causes of action against third parties) and nothing herein will in any way diminish each Party’s common law duty to mitigate its Damages.
ARTICLE 7

DEFINITIONS; CONSTRUCTION
7.1    Definitions. The following terms have the meanings specified below or are defined in the Sections referred to below.
“Access Employees” is defined in Section 3.9(g).
“Acquired Assets” is defined in Section 4.10(a).
“Additional Audited Financial Statements” is defined in Section 3.27.
“Additional Financial Statements” is defined in Section 3.27.
“Additional Unaudited Financial Statements” is defined in Section 3.27.
“Adjustment” means the series of transactions required to implement the Adjustment Plan.
“Adjustment Plan” means the plan set forth in Exhibit C specifying the material steps required to implement the Adjustment as modified pursuant to Section 3.18.
“Affiliate” means, with respect to any person, any other person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such person. “Control” for this purpose means the possession, directly or indirectly, of more than fifty percent (50%) of the voting power of a person. For the avoidance of doubt, with respect to Seller, “Affiliate” shall exclude, following the Closing, the Companies and the Subsidiaries.
“Affiliate Support Arrangements” means the guaranties, pledges, security agreements and other agreements set forth on Schedule 4.12(a) that correspond to or are disclosed for purposes of Section 4.12(a)(i).
“Affiliate Support Releases” is defined in Section 2.2(h).
“Agreed Portion” is defined in Section 6.6(a).
“Agreement” means this Equity Purchase Agreement, as it may from time to time be mutually amended in writing.

“Allocable Share” means, with respect to any Person and any item of, or with respect to, any Non-Wholly Owned Entity, such Person’s allocable share of such item as determined by reference to such Person’s ownership interest in such Non-Wholly Owned Entity at the relevant time and the applicable allocation provisions of the organizational documents governing such Non-Wholly Owned Entity at the relevant time.
“Alternative Arrangement Costs” is defined in Section 3.28.
“Annual Cap” is defined in Section 3.9(l).
“Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended the Federal Trade Commission Act, as amended, any foreign competition Law, investment Law and all other foreign or domestic Laws, decrees, administrative and judicial doctrines that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade or lessening of competition.
“Approved Accountant” is defined in Section 1.5(d).
“Asserted Damages Amount” is defined in Section 6.6(a).
“Assignment of Claims Act” means the Assignment of Claims Act of 1940, as amended, and the regulations promulgated thereunder.
“Balance Sheet” is defined in Section 4.5(a).
“Balance Sheet Date” is defined in Section 4.5(a)
“Base Purchase Price” is defined in Section 1.2.
“Benefit Plan” means any material (i) “employee benefit plan” within the meaning of Section 3(3) of ERISA, (ii) severance, change in control, transaction bonus, retention or other similar policy, arrangement, agreement or plan or (iii) other plan, policy, agreement or arrangement providing for compensation, bonuses, stock purchase, vacation, medical, life insurance, scholarship, equity or equity-based compensation or other forms of incentive or deferred compensation, fringe benefits, perquisites, disability or sick leave benefits, supplemental unemployment benefits or post-employment or retirement or pension benefits.
“Bipartisan Budget Act” means the Bipartisan Budget Act of 2015, as amended, and the regulations promulgated thereunder.
“BIS” is defined in Section 4.14(c)(i).
“Business” is defined in the recitals to this Agreement.
“Business Day” means any day other than (a) Saturday or Sunday or (b) any other day on which banks in New York City are permitted or required to be closed.

“Business Group” is defined in the recitals to this Agreement.
“Business Group Intellectual Property” is defined in Section 4.17(a).
“Buyer” is defined in the recitals to this Agreement.
“Buyer Credit Support” means:
(a)    Irrevocable letters of credit in the face amount of $10.0 million in form and substance, and issued by a financial institution, with a branch in the United States, with a minimum rating of “A-” by Standard & Poor’s Financial Services LLC or “A3” by Moody’s Investors Service, or as otherwise acceptable to Seller, which letters of credit shall remain in place until the Company Surviving Supported Arrangements are fully extinguished.
(b)    Irrevocable indemnity bonds in the face amount of 25% of the remaining backlog of the Company Surviving Supported Arrangements supporting the Covered Contracts as of the end of the month immediately preceding Closing (based on the then latest monthly contract status reports with respect to the Covered Contracts) prepared by the Business on a consistent basis (“Status Reports”), by a U.S.-based surety company, with a minimum rating of “A-” by Standard & Poor’s Financial Services LLC or “A3” by Moody’s Investors Service, or as otherwise acceptable to Seller, which such indemnity bonds shall remain in place until Seller’s Unreleased Obligations are fully extinguished, but shall reduce pro rata each quarter, based upon Buyer’s certified representation of remaining backlog associated with the Covered Contracts (based on the Status Reports).
(c)    Irrevocable indemnity bonds in the face amount of 25% of the remaining backlog of the Covered Surety Projects as of the end of the month immediately preceding Closing, by a U.S.-based surety company, with a minimum rating of “A-” by Standard & Poor’s Financial Services LLC or “A3” by Moody’s Investors Service, or as otherwise acceptable to Seller, which such indemnity bonds shall remain in place until Seller’s Unreleased Obligations are fully extinguished, but shall reduce each month, based upon Aon plc’s confirmation of closed surety bond activity within the preceding month.
(d)    Clauses (b) and (c) are subject to clause (ii) at Schedule 2.4(b)(viii).
“Buyer Damages” is defined in Section 6.2 and Section 6.4(e).
“Buyer Indemnitee” is defined in Section 6.2.
“Buyer PC Counterparty” is defined in Section 2.2(n).
“Buyer Post-Closing Deliverables” is defined in Section 1.5(b).
“Buyer Restricted Persons” is defined in Section 3.10(a).
“Buyer Specified Representations” means those representations and warranties set forth in Sections 5.1 (Organization), 5.2 (Authorization; Enforceability), and 5.9 (Finders’ Fees).

“Buyer Subsidiaries” means, with respect to Buyer, as of any date of determination, any other person as to which Buyer owns, directly or indirectly, or otherwise controls, more than fifty percent (50%) of the voting shares or other similar interests, or the sole general partner interest or managing member or similar interest, of such person.
“Canada Shares” is defined in the recitals to this Agreement.
“Canadian Holdco” is defined in the recitals to this Agreement.
“Canadian Seller” is defined in the recitals to this Agreement.
“Capital Services Companies” is defined in the recitals to this Agreement.
“Cash” means the consolidated cash and cash equivalents, including petty cash, cash in U.S. bank accounts of the Companies and the Wholly Owned Subsidiaries after giving effect to the Adjustment. For the avoidance of doubt, Cash shall be net of any outstanding checks, and shall exclude (x) any cash or cash equivalents to the extent not freely usable by the Companies and the Subsidiaries because they are subject to restrictions, limitations or taxes on use or distribution by law, contract or otherwise, (y) any cash or cash equivalents held by any member of the Business Group (other than the Companies and the Wholly Owned Subsidiaries), and (z) any cash or cash equivalents attributable to the Landbank business..
“Cash Amount” is defined in Section 1.5(a).
“Cash Estimate” is defined in Section 1.4.
“CB&I Software” is defined in Section 3.7(g).
“CFIUS” is defined in Section 5.8.
“Closing” is defined in Section 2.1.
“Closing Adjustment” is defined in Section 1.5(e).
“Closing Date” is defined in Section 2.1.
“Closing Date Statement” is defined in Section 1.5(a).
“Closing Date Statement Calculations” is defined in Section 1.5(a).
“Closing Date Statement Determination Date” means the date upon which the Closing Date Statement shall become final and binding pursuant to Section 1.5.
“Closing Estimates” is defined in Section 1.4.
“Closing Indebtedness” is defined in Section 1.4.
“Closing Methodology” means solely those accounting policies, practices, procedures, methodologies, judgements, classifications and estimation techniques specified in Exhibit I. For the avoidance of doubt, the Closing Methodology for the Working Capital Amount shall not include any values for (i) the Negotiated One-Time Working Capital Target (only) Adjustment for LNG Export Project, (ii) the Negotiated One-Time Working Capital Target (only) Adjustment for

Oxy4cPE, or (iii) the Negotiated One-Time Working Capital Target (only) Adjustment for Equipment Yard, in each case as listed on Exhibit I.
“Closing Purchase Price” is defined in Section 1.3.
“COBRA” means the Consolidated Omnibus Reconciliation Act of 1985, as amended.
“Code” means the U.S. Internal Revenue Code of 1986, as amended.
“Commitment Letters” means, collectively, the Debt Commitment Letter and the Equity Commitment Letter.
“Companies” is defined in the recitals to this Agreement.
“Company Guaranteed Credit Cards” is defined in Section 3.9(f).
“Company Indebtedness” means (a) all Indebtedness of the Companies and the Subsidiaries; and (b) all Indebtedness of the PC/JV Entities equal to (i) the percentage equity interest in such PC/JV Entities owned by any of the Companies or Subsidiaries, multiplied by (ii) the aggregate amount of Indebtedness of such PC/JV Entities, after giving effect to the Adjustment . For the avoidance of doubt, Company Indebtedness shall not include any costs or expenses to be paid by Buyer or its Affiliates pursuant to the Transition Services Agreement.
“Company Non-Union Employees” is defined in Section 3.9(b).
“Company Owned Software” is defined in Section 4.17(c).
“Company Plan” is defined in Section 4.18(a).
“Company Qualified Plan” is defined in Section 4.18(f).
“Company Sponsored Plan” is defined in Section 4.18(a).
“Company Supported Arrangements” means the Seller’s and its Affiliate’s obligations in respect of the Companies’ and the Subsidiaries’ liabilities set forth on Schedule 4.5(c).
“Company Supported Releases” is defined in Section 2.3(g).
“Company Surviving Supported Arrangements” means (i) those guaranties set forth in Schedule 4.5(c) as items 1 through, and including, 11, and (ii) the surety bonds set forth on Schedule 4.5(c).
“Company Transaction Expenses” means all (a) costs and expenses incurred by or on behalf of, or to be paid by, the Business Group at or prior to Closing primarily in connection with negotiation and execution of this Agreement and the other Transaction Documents, the consummation of the Contemplated Transactions or the related sale process, including fees and expenses of attorneys, accountants, investment bankers, consultants and other advisors and service providers, (b) to the extent existing immediately prior to Closing, any change in control payments, retention or sales bonuses, success fees, consent payments or similar amounts payable as a result of, or in connection with, the consummation of the Contemplated Transactions, including those payable to any employee or individual consultant of any of the Companies or the Subsidiaries (and including their share of any employment taxes in connection with any of the foregoing), other than the total amounts which could become payable to any Employee pursuant to the retention bonuses listed on Schedule 3.1(b)(vii) to the extent taken into account in the calculation of Final Working Capital Amount and (c) any severance or similar amounts that are or may become payable to any employee, director or consultant of Companies or the Subsidiaries as a result of employee’s termination following the Closing as a result of the transactions contemplated hereby without the requirement of any action on the part of Companies or the Subsidiaries (e.g., are a result of voluntary resignation by the employee), in each case, to the extent not paid immediately prior to the Closing (and including the their share of any employment taxes in connection with any of the foregoing); provided, Company Transaction Expenses shall not include (i) any compensation or fees payable by Seller to a third party in connection with the transfer of a software license and/or other contract to Buyer or one of the Companies or the Subsidiaries in connection with the Contemplated Transaction, (ii) any costs or expenses to be paid by Buyer or its Affiliates pursuant to the Transition Services Agreement or (iii) any other cost or expense incurred at the request of Buyer or its Affiliates.
“Compliant” means, with respect to the Required Financial Information (and without giving effect to any supplements or updates thereto other than supplements and updates delivered by Seller or the Business Group prior to the commencement of the Marketing Period), as to each day of the Marketing Period, (a) the Additional Financial Statements have been provided to Buyer within the respective time periods set forth in, and comply with, Section 3.27 (and no more recent Additional Financial Statements will be required to be provided pursuant to Section 3.27 at any time during the Marketing Period) and the other Required Financial Information has been updated to reflect the most recent period covered by such Additional Financial Statements, (b) in the case of the Additional Audited Financial Statements, such Additional Audited Financial Statements have an audit opinion from such independent accountants (without any qualification, adverse statement, disclaimer, explanatory paragraph or statement or additional disclosure and that has not been withdrawn or otherwise modified), such independent accountants have not objected to the use of such audit opinion; and (c) no event has occurred or to the Seller’s Knowledge is expected to occur as a result of which the Additional Financial Statements and the other financial information described in the definition of Required Financial Information can no longer be relied upon or may be recast or restated or otherwise need to be corrected or modified or, in the case of the Additional Financial Statements, with respect to which Section 3.27 would no longer be true and accurate in all respects.
“Computer Systems” is defined in Section 4.17(b).
“Consent” means any registration, filing, declaration, application, right of first refusal or notice to or with any person and any consent, approval, permit, qualification, waiver, waiting period, authorization or action of or by any person other than a Governmental Body.

“Contemplated Transactions” means the sale and purchase of the Shares and the transactions contemplated by this Agreement and the Other Agreements, but excluding the Transition Services Agreement and the transactions contemplated thereby.
“Contract” means any legally binding agreement, contract, lease, license, franchise, indenture, mortgage, loan, credit agreement, note, bond, collective bargaining agreement, purchase and sales order, undertaking, binding commitment or instrument (including amendments and supplements, modifications and side letters or agreements) as of the date of this Agreement, to which any of the Seller Group, the Companies or any Subsidiary is a party or by which any of them is bound, in each case relating to the Business.
“Core Business” means, exclusively, the business of providing services as a maintenance or modification contractor for the nuclear power industry, industrial maintenance industry, and federal, state and local governments, in the areas of (a) operations and maintenance support services, (b) environmental engineering and remediation, (c) infrastructure engineering, (d) procurement and construction, (e) decommissioning, (e) program management for disaster response and (f) emergency response and disaster recovery for private-sector customers and governments. Additionally, it includes providing services as a maintenance or modification contractor in the fossil power industry. The definition excludes in all cases (i) the business of CB&I Meio Ambiente e Infraestrutra Ltda or any other Affiliate of Parent conducted in Brazil and (ii) any work with respect to the Mixed Oxide (MOX) Fuel Fabrication Facility at the U.S. Department of Energy's Savannah River Site in South Carolina.
“Covered Contracts” means those Contract counterparties listed on Exhibit K.
“Covered Surety Projects” means those Contract counterparties listed on Exhibit L.
“Damage” means loss, cost, Tax, damage, fees, liabilities, penalties, judgments and settlements and expense, including reasonable attorneys’ fees and expenses and reasonable fees and expenses of other professionals and experts, that has been incurred, and in the case of any loss, costs as damages paid to a third party, such loss, costs and/or damages notwithstanding that such damages may constitute the type of damages referenced in Section 6.4(e).
“DDTC” is defined in Section 4.14(c)(i).
“Debt Commitment Letter” means the executed debt commitment letter from the Debt Financing Source to Buyer, dated as of the date hereof, as amended, supplemented or replaced in compliance with this Agreement or as otherwise required by Section 3.21.
“Debt Financing” means the debt financing contemplated by the Debt Commitment Letter.
“Debt Financing Sources” means the Persons that have committed to provide or arrange, or have otherwise entered into agreements in connection with, all or any part of the Debt Financing or alternative debt financings (including any debt securities issued in lieu of any Debt Financing) in connection with the Contemplated Transactions, including the parties to any joinder agreements, indentures, notes or credit agreements entered into pursuant thereto or relating thereto, together with their respective Affiliates and their and their respective Affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns.

“Deductible” is defined in Section 6.4(a).
“Defined Contribution Plans” is defined in Section 3.9(a).
“DOE” is defined in Section 4.14(c)(i).
“DSS” is defined in Section 3.25.
“Employee Representative” is defined in Section 3.9(h).
“Employees” means those persons employed by any of Seller, the Companies or any Subsidiary who work primarily for the Business immediately prior to the Adjustment or those who, following the Adjustment, will be employed by any of the Companies or any Subsidiary including, without limitation, Person on leave of absence or otherwise not actively employed. All Employees who receive incentive compensation are listed on Schedule 3.9, which Schedule shall be updated as of the Closing.
“Encumbrance” means any mortgage, deed of trust, pledge, security interest, lien, charge, easement, lease, sublease, covenant, right-of-way, claim, restriction, right, option, conditional sale or other title retention agreement, or other encumbrance of any kind or nature.
“Environment” means soil, land, surface or subsurface strata, surface waters (including navigable waters, ocean waters, streams, ponds, drainage basins and wetlands), groundwaters, drinking water supply, stream sediments, air, plant and animal life and any other environmental medium or natural resource.
“Environmental Law” means any Law relating to pollution or the protection, restoration or remediation of or prevention of harm to the Environment or natural resources, including Laws relating to the generation, manufacture, processing, distribution, use, treatment, containment, disposal, storage, transport, handling or Release of Hazardous Materials.
“Environmental Liability” means any liability imposed upon or arising under any Environmental Law.
“Environmental Permits” means any Permit required under any Environmental Law.
“Environmental Remedial Action” means any and all actions to (a) investigate, clean up, remediate, remove, treat, contain or in any other way address any Hazardous Materials in the Environment, (b) prevent the Release or threat of Release or minimize the further Release of Hazardous Materials so they do not migrate or endanger public health or welfare or the Environment and (c) perform pre-remedial studies and investigations and post-remedial monitoring, maintenance and care.

“Equipment” means machinery, equipment and other fixed assets that are used exclusively in the Business and that following consummation of the Adjustment will be owned, or held pursuant to a valid lease, by the Business Group.
“Equipment Rental Agreement” is defined in Section 3.2.
“Equity Commitment Letter” means the executed equity commitment letter from Investor to Buyer, dated as of the date hereof.
“Equity Financing” means the equity financing contemplated by the Equity Commitment Letter.
“Equity Securities” means (a) any shares, interests, participations or other equivalents (however designated) of capital stock or registered capital of a corporation, (b) any ownership interests in a Person other than a corporation, including membership interests, partnership interests, joint venture interests and beneficial interests, and (c) any warrants, options, convertible or exchangeable securities, subscriptions, rights (including any rights of first refusal, preemptive or similar rights), calls or other rights to purchase or acquire any of the foregoing.
“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended, and the applicable rulings and regulations under that statute.
“Excluded Assets” means those assets set forth on Schedule B.
“Existing Debt Releases” is defined in Section 2.2(h).
“ERISA Affiliate” of any entity means any other entity that, together with the first entity, would be treated as a single employer under Section 414 of the Code.
“Existing Credit Agreements” means (i) that certain Amended and Restated Revolving Credit Agreement, dated July 8, 2015, among Chicago Bridge & Iron Company N.V., a corporation organized under the laws of The Kingdom of the Netherlands, Chicago Bridge & Iron Company, a Delaware corporation, as initial borrower, the other subsidiary borrowers, the institutions from time to time parties thereto as lenders and Bank of America, N.A., as administrative agent, (ii) that certain Credit Agreement, dated October 28, 2013 (as amended by Amendment No. 3, dated July 8, 2015, among Chicago Bridge & Iron Company N.V., a corporation organized under the laws of The Kingdom of the Netherlands, Chicago Bridge & Iron Company (Delaware), a Delaware corporation, certain designated borrowers, each lender from time to time party thereto and Bank of America, as administrative agent, (iii) that certain Term Loan Agreement, dated December 21, 2012 (as amended by Amendment No. 3, dated July 8, 2015), among Chicago Bridge & Iron Company N.V., a corporation organized under the laws of The Kingdom of the Netherlands, Chicago Bridge & Iron Company (Delaware), a Delaware corporation, each lender from time to time party thereto and Bank of America, as administrative agent and (iv) that certain Term Loan Agreement, dated July 8, 2015, among Chicago Bridge & Iron Company N.V., a corporation organized under the laws of The Kingdom of the Netherlands, Chicago Bridge & Iron Company (Delaware), a Delaware corporation, each lender from time to time party thereto and Bank of America, as administrative agent.

“Existing Note Purchase Agreements” means (i) that certain Note Purchase and Guarantee Agreement, dated December 27, 2012 (as amended by the First Amendment to Note Purchase Agreement, dated February 12, 2013, Amendment No. 2 to Note Purchase and Guarantee Agreement, dated June 30, 2015, and the Third Amendment to Note Purchase and Guarantee Agreement, dated October 27, 2015), by and among Chicago Bridge & Iron Company (Delaware), as issuer, Chicago Bridge & Iron Company N.V., a corporation organized under the laws of The Kingdom of the Netherlands, as parent guarantor, and each of the purchasers party thereto, and (ii) that certain Note Purchase and Guarantee Agreement, dated July 22, 2015 (as amended by the First Amendment to Note Purchase and Guarantee Agreement, dated October 27, 2015), by and among Chicago Bridge & Iron Company (Delaware), as issuer, Chicago Bridge & Iron Company N.V., a corporation organized under the laws of The Kingdom of the Netherlands, as parent guarantor, and each of the purchasers party thereto.
“FAR” is defined in Section 4.21(f).
“Final Determination” shall have the meaning given the term “determination” by Code Section 1313 and the Treasury Regulations thereunder with respect to United States federal Tax matters; and with respect to non-U.S., state and local Tax matters shall mean any final determination with a relevant Taxing authority that does not provide a right to appeal or any final decision by a court with respect to which no timely appeal is pending and as to which the time for filing such appeal has expired. For the avoidance of doubt, a Final Determination with respect to U.S. federal Tax matters shall include any formal or informal settlement entered with the IRS with respect to which the taxpayer has no right to appeal.
“Final Purchase Price” is defined in Section 1.2.
“Final Cash Amount” is defined as Cash as of 12:01 a.m. on the Closing Date, as finally determined pursuant to Section 1.5.
“Final Indebtedness Amount” is defined as Indebtedness as of 12:01 a.m. on the Closing Date, as finally determined pursuant to Section 1.5.
“Final Working Capital Amount” is defined as Working Capital as of 12:01 a.m. on the Closing Date, as finally determined pursuant to Section 1.5.
“Financing” means the financing arrangements, whether in respect of debt, equity or hybrid financing, for the Contemplated Transactions, as contemplated by the Commitment Letters.
“FOCI” is defined in Section 5.8.
“Foreign Plan” is defined in Section 4.18(a).
“Form 8023” is defined in Section 3.3(h)(i)(B).
“GAAP” means U.S. generally accepted accounting principles.

“Governing Documents” means, with respect to any person who is not a natural person, the certificate or articles of incorporation, bylaws, deed of trust, formation or governing agreement and other charter, organic, organization or governing documents or instruments of such person relating to the creation, formation, organization, management or operation of such person or relating to the rights, duties and obligations of the equity holders of such person.
“Government Contracts” is defined in Section 4.21(a).
“Government Prime Contractor” is defined in Section 4.21(a).
“Government Subcontractor” is defined in Section 4.21(a).
“Governmental Body” means any nation, state, county, city, town, borough, village, district or other jurisdiction, court, tribunal, government, quasi-governmental authority of any nature, department, commission, board, bureau, agency, official or other regulatory, administrative or governmental authority or instrumentality (federal, state, local, non-U.S. or other political subdivision) or any body similar or related to the foregoing.
“Group” means the affiliated group of corporations, within the meaning of Section 1504 of the Code, filing a consolidated U.S. federal income Tax Return of which a Company is a member immediately prior to the Closing.
“Guaranteed Obligations” is defined in Section 8.13.
“Hazardous Material” means any: (a) hazardous substance as defined by any Environmental Law, (b) any petroleum or petroleum product, oil or waste oil, (c) any asbestos or polychlorinated biphenyls and (d) any hazardous material, toxic substance, toxic pollutant, solid waste, municipal waste, industrial waste, hazardous waste, flammable material, radioactive material, pollutant or contaminant or words of similar meaning and regulatory effect under any applicable Environmental Law. “Hazardous Material” includes any mixture or solution of the foregoing, and all derivatives or synthetic substitutes of the foregoing.
“Holdcos” is defined in the recitals to this Agreement.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder.
“Improvements” is defined in Section 4.15(d).
“Income Taxes” means all Taxes based upon, measured by, or calculated with respect to net income, gross receipts, capital, franchise, net worth or profits, and all Taxes substantially similar thereto.
“Indebtedness” means as to any person, without duplication: (a) all obligations of such person for borrowed money, (b) all obligations of such person evidenced by notes, bonds (including surety or performance bonds) debentures or similar instruments, (c) all obligations to pay the deferred purchase price of property, including obligations under any installment sale agreement, deferred purchase price, or earnout payment in connection with any business acquired (regardless of whether such acquisitions were of stock or assets or were pursuant to a merger or reorganization or other similar transaction), (d) all obligations in respect of any lease of real or personal property, or a combination thereof, that are classified and accounted for by such Person as capital leases, (e) all obligations, contingent or otherwise, of such Person in respect of letters of credit (including for purposes of the definition of Company Indebtedness, letters of credit to the extent drawn down), bankers acceptances, surety or performance bonds and the like to the extent that they support obligations of Persons outside of the Business Group; (f) all obligations of others secured by any Lien on assets of such Person, whether or not the obligation secured thereby has been assumed; (g) all guaranties by such Person of Indebtedness of another Person; (h) all payment obligations under swaps, options, derivatives and other hedging or similar arrangements that would be payable upon termination thereof (assuming for purposes of determining Company Indebtedness as at 12:01 a.m. on the Closing Date, they are terminated as of such time), and (i) any and all interest, fees, prepayment penalties, breakage costs, indemnification and reimbursement obligations or other payments with respect to any of the foregoing in clauses (a) through (h).
“Indebtedness Amount” is defined in Section 1.5(a).
“Indebtedness Estimate” is defined in Section 1.4.
“Indemnifiable Act” means (a) the breach or failure of performance or observance or the breach or failure to be true or other action or failure to act by Buyer or Seller or their respective Affiliates that is specifically made the basis for indemnification under this Agreement and (b) any act, failure to act, event, state of facts, circumstance or condition that is provided for in, and specifically made the basis for indemnification under, this Agreement.
“Indemnified Party” is defined in Section 6.5.
“Indemnifying Party” is defined in Section 6.5.
“Insurance Policies” is defined in Section 4.27(a).
“Intellectual Property” means intellectual property and similar rights, whether protected, created or arising under the laws of the United States or any other jurisdiction anywhere in the world, including: patents and applications therefor; copyrights and other works of authorship, including copyright registrations and applications; trade names, trademarks, service marks, trade dress, logos and service marks and other indicators of origin, including registrations and applications for registration of the foregoing; trade secrets (including trade secrets consisting of know-how, inventions, discoveries, concepts, ideas, methods, processes, designs, formulae, technical data, drawings, specifications, data bases, customer lists, pricing information and other proprietary and confidential information); and domain name registrations and other proprietary rights.
“Intercompany Accounts” means the intercompany receivables of the Business Group constituting amounts owing from the Seller Group to the Business Group and the intercompany payables of the Business Group constituting amounts payable by the Business Group to the Seller Group.

“International Trade Authorizations” is defined in Section 4.14(c)(ii).
“International Trade Laws” is defined in Section 4.14(c)(i) .
“Inventory” is defined in Section 4.8(a).
“Investor” means The Veritas Capital Fund V, L.P.
“IRS” means the United States Internal Revenue Service.
“ISRA” means the New Jersey Industrial Site Recovery Act, N.J.S.A. 13:1K-6, et seq. and all implementing rules and regulations.
“Law” means any applicable international, multinational, national, foreign, federal or state law, constitution, statute, treaty or code.
“Leased Properties” is defined in Section 4.15(a).
“Leases” means all leases, subleases, licenses or other occupancy agreements for the use of any real property related to the Business, including all amendments, extensions, renewals, guaranties or other agreements with respect thereto.
“Legal Approval” means any consent, approval, order, certificate of authorization of, or registration, declaration or filing with, or Permit from, or notice to, any Governmental Body required by applicable Law.
“Legal Proceeding” means any litigation, action, suit (whether civil, criminal, administrative, investigative or informal, public or private) or order commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Body or arbitrator.
“License Agreement” is defined in Section 3.7(f).
“Licensee Owned Entities” means (a) CB&I Engineering of North Carolina, P.C.; (b) Coastal Planning and Engineering of North Carolina Inc.; (c) Coastal Planning and Engineering of NY, PC; and (d) CB&I Environmental & Engineering of NY PC.
“Licensee Shareholders” is defined in Section 4.4(f).
“Limited Guarantee” means that certain guarantee dated as of the date hereof by Investor in favor of Seller, unconditionally guaranteeing the obligation of Buyer to pay the Liquidated Amount in accordance herewith in the form annexed hereto as Exhibit F.
“Liquidated Amount” is defined in Section 2.6(a).
“Local Transfer Document” is defined in Section 3.29.
“made available” means provided to Buyer via the online “Project Jazz” data site sponsored or hosted by Intralinks, Inc. on the last full Business Day prior to the date hereof and thereafter in connection with updates and supplements delivered pursuant to Section 3.5.

“Marketing Period” means the first period of fifteen (15) consecutive Business Days commencing immediately following the date on which (a) Buyer shall have received the Required Financial Information and the Required Financial Information is Compliant; and (b) all of the conditions set forth in Article 2 shall have been satisfied or waived (other than those conditions that by their terms cannot be satisfied until the Closing), or are reasonably certain to be satisfied by or at Closing, provided that nothing has occurred and no condition exists throughout the Marketing Period that would cause any of such conditions to fail to be satisfied assuming the Closing were to be scheduled for any time during such period; provided that the Marketing Period shall end on any earlier date prior to the expiration of the fifteen (15) consecutive Business Day period described above if the full amount of the Debt Financing is consummated on such earlier date; provided further that (i) in calculating the Marketing Period, July 3, 2017 shall not be considered a Business Day and (ii) the Marketing Period shall have begun at a date such that the last day of the Marketing Period is no later than August 18, 2017. Notwithstanding the foregoing, the Marketing Period shall not commence and shall be deemed not to have commenced if, at any time after the date of this Agreement or during or on the first or last day of such fifteen (15) consecutive Business Day period, (A) the accounting firm that audited the Additional Audited Financial Statements shall have objected to the use of its audit opinion or has withdrawn or otherwise modified its audit opinion (including, without limitation, by including any qualification, adverse statement, disclaimer, explanatory paragraph or statement or additional disclosure) with respect to such Additional Audited Financial Statements, in which case the Marketing Period shall not be deemed to commence unless and until a new audit opinion (without any qualification, adverse statement, disclaimer, explanatory paragraph or statement or additional disclosure) is issued with respect to such financial statements by such accounting firm or another independent accounting firm reasonably acceptable to Buyer, (B) the Required Financial Information would not be Compliant at any time during such fifteen (15) consecutive Business Day period, in which case a new fifteen (15) consecutive Business Day period shall commence upon Buyer receiving updated Required Financial Information that would be Compliant and provided that the requirement in clause (b) above would be satisfied on the first day, throughout and on the last day of such new fifteen (15) consecutive Business Day period (for the avoidance of doubt, it being understood that if at any time during the Marketing Period the Required Financial Information provided at the initiation of the Marketing Period ceases to be Compliant, then the Marketing Period shall be deemed not to have commenced until such Required Financial Information is Compliant) or (C) Seller, the Business Group or the Business has stated an intent to, or determines to, restate or recast any of the Additional Financial Statements, or otherwise states or determines that any of the Additional Financial Statements can no longer be relied upon, and in each such case, the Marketing Period shall not commence unless and until either such restatement or recasting has been completed and the applicable Additional Financial Statements have been amended and updated, or for a non-reliance that the applicable Additional Financial Statements has been amended and updated such that it can then be relied upon.
“Master Amendment Agreement” is defined in Section 2.2(k).
“Material Adverse Effect” means any change, event, state of facts, development, occurrence or effect that (a) has, or would reasonably be expected to have, individually or in the aggregate, a materially adverse effect on the Business, taken as a whole, other than: (i) changes in conditions in the United States, the global economy, industry or the capital, financial or markets generally, including changes in interest or exchange rates, fluctuating commodity prices and unexpected product shortages, (ii) changes in general legal or regulatory (including changes to applicable Law), political conditions or any change or prospective change to GAAP, that, in each case, generally affect the industry in which the Business is conducted, (iii) the negotiation and announcement of this Agreement or any Other Agreement and the identity of Buyer, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners or employees, (iv) war, acts of war, sabotage or terrorism, or any escalation or worsening of any such war or acts of war, sabotage or terrorism or (v) hurricanes, floods, earthquakes or other natural disasters and acts of God, unless, in the case of each of clauses (i), (ii) or (iv) such change, event, state of facts, development, occurrence or effect has a materially disproportionate and adverse effect on the Business or the condition, results of operation, assets, liabilities or properties of any of Seller, the Companies, or the Subsidiaries, relative to similarly situated businesses in the industry or industry in which the Business is involved (in which event, the full extent of such material adverse effect may be taken into account in determining whether a Material Adverse Effect has occurred) or (b) would, or would reasonably be expected to, individually or in the aggregate, prevent, enjoin, materially alter or materially delay any of Seller’s, the Companies’, or the Subsidiaries’ ability to consummate the Contemplated Transactions.
“Material Contract” is defined in Section 4.12(b).
“Multiemployer Plan” is defined in Section 3.9(j).
“New Leases” is defined in Section 3.31.
“Non-assignable Assets” is defined in Section 3.28.
“Non-Competition Covenants” is defined is Section 3.11(b).
“Non-Income Taxes” means all Taxes other than Income Taxes.
“Non-US HoldCo” is defined in the recitals to this Agreement.
“Notice of Claim” is defined in Section 6.5.
“NRC” is defined in Section 4.14(c)(i).
“OFAC” is defined in Section 4.14(c)(i).
“OFAC Restricted Person” is defined in Section 4.14(c)(iv).
“Order” means any order, judgment, award, decision, decree, injunction, ruling, writ or assessment of any Governmental Body (whether temporary, preliminary or permanent) and includes a notice under Section 25.2(l) of the Investment Canada Act (Canada).
“Ordinary Course” means the conduct of the Business in the ordinary course of business, consistent with past practice.

“Other Agreement” means any other agreement or document contemplated by this Agreement to be executed and delivered on or before the Closing, including all conveyance documents and instruments, but excluding the Transition Services Agreement and the transactions contemplated thereby.
“Outside Date” is defined in Section 2.5(a).
“Overhead Services” is defined in Section 4.22(a).
“Owned Business Group Intellectual Property” is defined in Section 4.17(a)
“Owned Real Properties” is defined in Section 4.15(a).
“Parent” is defined in the recitals to this Agreement.
“Party” or “Parties” means a party or the parties to this Agreement.
“Patriot Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001, as amended, and the regulations promulgated thereunder.
“Payables” is defined in Section 4.9(b).
“Pension Plan” is defined in Section 4.18(a).
“Per Claim Threshold” is defined in Section 6.4(b).
“Permit” means: (a) any authorization, permit, consent, approval, license, franchise or privilege issued under the authority of a Governmental Body and necessary for the operation of the Business; and (b) in the case of Section 3.1(a), Section 3.1(b)(xv), Section 4.3(a), Section 4.10(c) and Section 4.13, any authorization, permit, consent, approval, license, franchise or privilege issued under the authority of a Governmental Body that is necessary for the operation of the Business, primarily relating to, used in or primarily held for use in the Business.
“Permitted Encumbrances” means: (a) Encumbrances arising or resulting from any action taken by, or on behalf of, Buyer upon or effective as of the Closing, (b) Encumbrances that relate to Taxes, assessments and governmental charges or levies imposed upon any of the Companies or any Subsidiary that are not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the most recent Balance Sheet in accordance with GAAP, (c) pledges or deposits made in the Ordinary Course to secure obligations of any of the Companies and the Subsidiaries under workers’ compensation Laws or similar legislation, (d) mechanics’, carriers’, workers’ or repairers’ and similar Encumbrances imposed upon any of the Companies or any Subsidiary arising or incurred in the Ordinary Course and with respect to amounts not yet overdue, (e) other imperfections or irregularities in title, charges, easements, survey exceptions, leases, subleases, license agreements and other occupancy agreements, reciprocal easement agreements, restrictions and other customary encumbrances on title to or use of real property, (f) utility easements for electricity, gas, water, sanitary sewer, surface water drainage or other general easements granted to Governmental Bodies in the ordinary course of developing or operating any site, (g) any utility company rights, easements or franchises for electricity, water, steam, gas, telephone or other service or the right to use and maintain poles, lines, wires, cables, pipes, boxes and other fixtures and facilities in, over, under and upon any sites, and (h) any encroachments of stoops, areas, cellar steps, trim and cornices, if any, upon any street or highway; provided, that in the case of clauses (d) through (h), none of the foregoing, individually or in the aggregate, materially affect in an adverse manner, or materially impair in an adverse manner, the value or continued use of the property to which they relate in the conduct of the business currently conducted thereon in the Ordinary Course.
“person” or “Person” means and includes a natural person, a corporation, an association, a partnership, a limited liability company, a trust, a joint venture, an unincorporated organization, a business, a Governmental Body or any other legal entity.
“Peruvian Seller” is defined in the recitals to this Agreement.
“PC/JV Entities” means those persons listed on Schedule 4.4(b) other than the Subsidiaries.
“Post-Closing Tax Period” means any taxable period beginning after the Closing Date and, in the case of any Straddle Period, the portion of such period beginning after the Closing Date.
“Pre-Closing Business Group Service” is defined in Section 3.3(a)(i).
“Pre-Closing Tax Period” is defined in Section 3.3(a)(i).
“Project Specific Insurance Policies” means any insurance policy in respect of which any member of the Business Group is listed as a “named insured” and which relate to a specific project or projects of the Business including without limitation those policies listed in Schedule C.
“Properties” is defined in Section 4.15(a).
“Property Taxes” is defined in Section 3.3(b)(i).
“Purchase Price” is defined in Section 1.2.
“Purchase Price Allocation” is defined in Section 3.3(c)(v).
“Receivables” is defined in Section 4.9(a).
“Release” means any spill, leak, emission, discharge, deposit, disposal, escape, leach, dump or other release of any Hazardous Material into the Environment.
“Related Parties” means any stockholder, director, officer, employee, agent, consultant or other representative of a Person.

“Representative” means, with respect to any Person, any officer, director, principal, manager, member, attorney, accountant, advisor, agent, employee, consultant or other authorized representative of such Person.
“Required Financial Information” means (a) the Additional Financial Statements, and (b) all other historical financial data of the Business for fiscal years 2015 and 2016 as specified by Buyer to Seller as necessary for the satisfaction of the conditions set forth in paragraph 11 of Annex III of the Debt Commitment Letter (it being understood that Seller and the Business Group shall have no obligation to prepare or provide any pro forma financial statements but only such historical financial data of the Business as is specified by Buyer as necessary to produce such pro forma financial statements).
“Response” is defined in Section 6.6(a).
“Retained Liabilities” means (a) Company Transaction Expenses and (b) those liabilities set forth in Schedule 6.2(d).
“Return Software License” is defined in Section 3.7(f).
“Sanctioned Territory” is defined in Section 4.14(c)(iv).
“Sanctions” is defined in Section 4.14(c)(i).
“Satisfaction Notice” is defined in Section 2.5(a).
“Section 338(h)(10) Election” is defined in Section 3.3(h)(i)(A).
“Section 338(h)(10) Purchase Price Allocation” is defined in Section 3.3(h)(i)(D).
“Securities Act” means the Securities Act of 1933, as amended, and any regulations promulgated thereunder.
“Seller” is defined in the recitals to this Agreement.
“Seller Damages” is defined in Section 6.3.
“Seller Group” means Seller and its Affiliates, other than the Companies and the Subsidiaries.
“Seller Indemnitee” is defined in Section 6.3.
“Seller Insurance Policies” means: (a) the Seller’s occurrence based property and occurrence based liability insurance policies and any workers’ compensation programs and/or comparable workers’ compensation self-insurance, state or country programs that apply to the locations at which the Business is operated and (b) claims-made based insurance policies of Seller to the extent such policies insure the Business for injury, damage or losses arising out of any matter or occurrence prior to the Closing Date.

“Seller’s Knowledge” means the actual knowledge of Chip Ray, Bradley Lowe, Mark Maten, Ed Everitt and James VanHorn and the knowledge that any of them would have after reasonable ordinary course inquiry in respect of matters within his expertise.
“Seller Materials” is defined in Section 3.7(h).
“Seller Objection Notice” is defined in Section 1.5(c).
“Seller Objection Notice Deadline” is defined in Section 1.5(c).
“Seller Parent Guaranty” is defined in Section 8.13.
“Seller Related Parties” is defined in Section 3.23(b).
“Seller Restricted Persons” is defined in Section 3.10(b).
“Seller Specified Representations” means those representations and warranties set forth in Sections 4.1 (Organization; Qualification), 4.2 (Authorization; Enforceability), 4.4 (Shares, Subsidiaries), 4.10 (Title; Maintenance; Non-Exclusive Assets; Sufficiency), 4.24 (Finders’ Fees) and 4.26 (Vote/Approval Required).
“Shared Assets” means those assets set forth on Schedule 4.22(b)(i).
“Shares” is defined in the recitals to this Agreement.
“Shaw” is defined in the recitals to this Agreement.
“Specified Names” means CBI, CB&I, Chicago Bridge & Iron, Horton, Landbank, Shaw, Stone & Webster and The Shaw Group, and derivations of each of the foregoing, including those names set forth on Schedule 3.7(a) (excluding, for the avoidance of doubt, the Trademarks set forth on Schedule 4.17(a)).
“SSA” is defined in Section 3.25.
“SSA Entity” means any of the Companies or the Subsidiaries that is party to the SSA.
“Straddle Period” is defined in Section 3.3(b)(i).
“Strategic Alliance Agreement” is defined in Section 2.2(p).
“Subsidiary” means (a) those entities listed in Schedule 4.4(b); and (b) to the extent not so listed, with respect to the Capital Services Companies, as of any date of determination, any other person as to which any such Capital Services Company owns, directly or indirectly, or otherwise controls, more than fifty percent (50%) of the voting shares or other similar interests, or the sole general partner interest or managing member or similar interest, of such person.
“Target Working Capital Amount” is equal to $288,100,000, which was determined in accordance with Exhibit M.

“Tax” or “Taxes” means any tax, assessment, charge, duty, imposition, liability, fee, levy or other charge in the nature of tax (together with any and all interest, penalties and additions imposed with respect thereto) imposed by any Governmental Body, including alternative or add-on minimum tax, goods and services tax, profits or excess profits tax, capital tax, franchise tax, net income, gross income, adjusted gross income or gross receipts tax, employment related tax, real and personal property tax or ad valorem tax, sales or use tax, transfer tax, excise tax, stamp tax or duty, any withholding or back up withholding tax, value added tax, severance tax, prohibited transaction tax, premiums tax, occupation tax, customs duty and deduction at sources.
“Tax Act” is defined in Section 3.11(b).
“Tax Law” means any Law relating to Tax.
“Tax Liability” means any liability imposed upon or arising under any Tax Law.
“Tax Package” is defined in Section 3.3(c)(ii).
“Tax Proceeding” is defined in Section 3.3(e).
“Tax Return” means all returns, reports, forms, elections, designations, estimates, filings, information statements or other information filed or required to be filed with respect to any Taxes (including any attached schedules), including any information return, claim for refund, amended return or declaration of estimated Tax, or supplement or attachment thereto.
“Taxing Authority” means a Governmental Body responsible for the administration, collection or imposition of any Tax.
“Terminating Intercompany Arrangement” means the Contracts between any members of the Seller Group, on the one hand, and any members of the Business Group, on the other hand, that will be terminated pursuant to Section 3.19(a).
“Transaction Agreements” means this Agreement and the Other Agreements.
“Transaction Documents” is defined in Section 2.6(b).
“Transfer Date” shall be the Closing Date with respect to all Employees.
“Transfer Taxes” is defined in Section 3.3(f).
“Transferred Assets” means all assets other than the Excluded Assets necessary for, or primarily relating to, or used or held for use primarily in, the operation of the Business (other than those assets the benefit of which will be provided by certain services or other agreements with Seller and/or its Affiliates entered into in connection herewith) including without limitation the Project Specific Insurance Policies; for purposes of this definition, the term "assets" shall include without limitation all contracts, intellectual property, insurance policies, personal and real property and other tangible and intangible assets).
“Transferred Software” is defined in Schedule 3.7(f).

“Transition Services Agreement” is defined in Section 2.2(j).
“Treasury Regulations” means the final and temporary regulations promulgated under the Code.
“Union Agreement” means each labor agreement, collective bargaining agreement or any other labor-related agreement or arrangement with any labor union, labor organization or works council that applies to any Employees or to which any of the Companies or any of the Subsidiaries are bound.
“United States Foreign Corrupt Practices Act” means the Foreign Corrupt Practices Act of 1977, as amended, and the regulations promulgated thereunder.
“US Holdco” is defined in the recitals to this Agreement.
“US Holdco Shares” is defined in the recitals to this Agreement.
“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, 25 U.S.C. § 2101 et seq. as amended, and any similar state or local Law.
“Wholly Owned Subsidiaries” means any entity listed on Schedule 4.4(b) that is directly or indirectly wholly owned by the Guarantor or as at Closing directly or indirectly wholly owned by the Companies.
“Working Capital” shall be determined using solely those select accounts set forth and described on Exhibit I, and otherwise in accordance with the Closing Methodology.
“Working Capital Amount” is defined in Section 1.5(a).
“Working Capital Estimate” is defined in Section 1.4.
7.2    Construction. As used in this Agreement, unless a clear contrary intention applies: (a) references to the singular number includes the plural number, and vice versa, and reference to any gender includes each other gender, (b) all “Exhibits” and “Schedules” referred to in this Agreement are to Exhibits and Schedules attached to this Agreement, (c) the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitations, but rather shall be deemed to be followed by the words “without limitations”, (d) all references to Laws are to those solely as of the date of this Agreement and not to amendments or additional Laws hereafter and (e) the headings of the various articles, sections and other subdivisions of this Agreement are for convenience of reference only and shall not modify, define or limit any of the terms or provisions of this Agreement. For all purposes in this Agreement, no covenant, representation, warranty or other provision of this Agreement shall include, or apply to, any Seller (other than Shaw) or Holdco prior to the date of formation of the applicable Seller or Holdco.

ARTICLE 8

MISCELLANEOUS
8.1    Costs and Expenses.
(a)    Except as otherwise provided herein, each of Buyer and Seller shall be responsible for and pay its respective expenses, brokers’ fees and commissions (including fees, costs and expenses of its representatives) incurred in connection with the negotiation of this Agreement, the performance of its obligations hereunder and the consummation of the Contemplated Transactions.
(b)    The Company Transaction Expenses shall be borne by Seller and its Affiliates (other than the Company and the Subsidiaries) and Buyer and its Subsidiaries shall be reimbursed and indemnified for any such Company Transaction Expenses borne by them.
8.2    Notices. All notices, requests, demands, claims and other communications hereunder shall be in writing. Any notice, request, demand, claim or other communication hereunder shall be deemed duly given: (a) if personally delivered, when so delivered, (b) if mailed, two (2) Business Days after having been sent by first class, registered or certified U.S. mail, return receipt requested, postage prepaid and addressed to the intended recipient as set forth below, (c) if given by facsimile or email, once such notice or other communication is transmitted to the facsimile number or email address specified below; provided, that (i) the sender receives no evidence reasonably indicating delivery was unsuccessful, (ii) such notice or other communication is promptly thereafter mailed in accordance with the provisions of clause (b) above, and provided, further, that if such notice is sent after 5:00 p.m. local time at the location of the recipient, or is sent on a day other than a Business Day, such notice or communication shall be deemed given as of 9:00 a.m. local time at such location on the next succeeding Business Day, or (d) if sent through a nationally-recognized overnight delivery service which guarantees next-day delivery, the Business Day following its delivery to such service in time for next day-delivery:
(i)    if to Buyer, to:
CSVC Acquisition Corp.
c/o Veritas Capital Fund Management, L.L.C.
9 West 57th Street, 29th Floor
New York, NY 10019
Attention:     Benjamin M. Polk
Brian J. Gorczynski
Fax:         (212) 688-9411
Email:         BPolk@VeritasCapital.com
BGorczynski@VeritasCapital.com

with a required copy (which shall not constitute notice) to:
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522
Attention: Kenneth M. Wolff
Fax: (212) 735-2000
Email: Kenneth.Wolff@skadden.com
(ii)    if to Seller, to:
The Shaw Group Inc.
c/o CB&I
One CB&I Plaza
2103 Research Forest Drive
The Woodlands, Texas 77380
Attention: General Counsel
Fax: (832) 513-1778
Email: Kerry.David@cbi.com
with a required copy (which shall not constitute notice) to:
K&L Gates LLP
1 Lincoln Street
Boston, Massachusetts 02111
Attention: Thomas F. Holt, Jr., Esq.
Fax: (617) 261-3175
Email: thomas.holt@klgates.com
Any Party may change the address to which notice (or copies) to it shall be addressed by giving notice of that change to the other Parties in accordance with this Section 8.2.
8.3    Jurisdiction; Service of Process; Waiver of Jury Trial. The Parties hereto agree that they shall bring any Action, proceeding or claim against either Party based upon, arising out of or otherwise relating to this Agreement, the Debt Financing, the Other Agreements or any Contemplated Transaction, or for recognition or enforcement of any judgment in any action, proceeding or claim against either Party based upon, arising out of or otherwise relating to this Agreement, the Debt Financing, the Other Agreements or any Contemplated Transaction (whether brought by any Party or any of its Affiliates or against any Party or any of its Affiliates) exclusively in the Delaware Chancery Court or, if such court shall not have subject matter jurisdiction, the United States District Court for the District of Delaware (and any of the appropriate respective appellate courts therefrom), and each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the jurisdiction of such courts (and the appropriate respective appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to (i) the laying of the venue of any such suit, action or proceeding in any such court; (ii) any claim that it is not personally subject to the jurisdiction of any such court; (iii) any claim that this Agreement, or the subject matter hereof, may not be enforced in or by any such court; and (iv) any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any action or proceeding referred to in the first sentence of this Section 8.3 may be served on either Party anywhere in the world by delivery of process in accordance with the notice provisions contained in Section 8.1(c). Each Party agrees that all actions, proceedings and claims based upon, arising out of or otherwise relating to this Agreement, the Debt Financing, the Other Agreements or any Contemplated Transaction shall be heard and determined only in any such court and agrees not to bring any such action, proceeding or claim in any other court. The Parties agree that either or both of them may file a copy of this Section 8.3 with any court as written evidence of the knowing, voluntary and bargained agreement between the Parties irrevocably to waive any objections to improper venue, personal jurisdiction or to convenience of forum. Each Party acknowledges and agrees that any controversy that may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each such Party hereby also irrevocably and unconditionally waives any and all right such Party may have to a trial by jury in respect of any litigation directly or indirectly based upon, arising out of or otherwise relating to this Agreement, the Debt Financing, the Other Agreements or any Contemplated Transactions. By this Agreement, each Party certifies and acknowledges that (i) no representative, agent or attorney of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce the foregoing waiver; (ii) each Party understands and has considered the implications of this waiver; (iii) each Party makes this waiver voluntarily; and (iv) each Party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 8.3. Notwithstanding the foregoing, with respect to any suit, action or other proceeding of any kind or description (whether in law or in equity and whether based on contract, tort or otherwise) involving any Debt Financing Source arising out of or relating to this Agreement or the agreements delivered in connection herewith or any of the transactions contemplated hereby or thereby, the Debt Financing or the Debt Commitment Letter or the performance of services thereunder, each of the parties hereto agrees that (a) such action or proceeding shall be subject to the exclusive jurisdiction of the United States District Court for the Southern District of New York or any New York State court sitting in the Borough of Manhattan and any appellate court therefrom, (b) such party shall not bring or permit any of its Affiliates to bring any suit, action or proceeding referred to in this Section 8.3, or voluntarily support any other Person in bringing any such action or proceeding, in any other courts and (c) except as specifically set forth in the Debt Commitment Letter, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any Debt Financing Source in any way relating to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to principles or rules or conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction.
8.4    Assignment. This Agreement and all the rights and powers granted to the Parties by this Agreement shall bind and inure to the benefit of the Parties and their respective successors and permitted assigns. This Agreement and the rights, powers, interests and obligations under this Agreement may not be assigned by either Party without the prior written consent of the other Party; provided, however, that Buyer (or one or more of its Affiliates) shall have the right, without the prior written consent of Seller, to assign all or any portion of its rights, powers, interests and obligations under this Agreement to (i) one or more Affiliates or related parties of Buyer for any reason so long as Buyer remains fully liable for all of its obligations hereunder, and (ii) from and after the Closing to any Debt Financing Source (so long as any such assignment shall not relieve Buyer of its obligations hereunder) pursuant to terms of the Financing for purposes of creating a security interest herein or otherwise assigning collateral in respect of the Financing.
8.5    Specific Performance.
(a)    The Parties agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, might occur in the event that the Parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate the Contemplated Transactions) in accordance with its specified terms or otherwise breach such provisions. Accordingly, the Parties acknowledge and agree that, unless the Agreement has been terminated in accordance with Section 2.5 of this Agreement, the Parties shall be entitled to seek an injunction or injunctions, specific performance and other equitable relief to prevent breaches or threatened breaches by any Party hereto of any material provisions of this Agreement and to enforce specifically the performance of the terms and provisions hereof (which for the avoidance of doubt, includes without limitation, access to books and records as described in Sections 1.5(b) and 1.5(c), but shall not include the Debt Commitment Letters), in addition to any other remedy to which they are entitled at Law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other Party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.
(b)    Notwithstanding Section 8.5(a) or anything else in this Agreement, the right of Seller to obtain an injunction, or other appropriate form of specific performance or equitable relief, in each case, solely with respect to causing Buyer and Investor to cause the Equity Financing to be funded and to cause the consummation of the transaction contemplated hereby shall be subject to the requirements that (i) all of the conditions set forth in Section 3.1 and Section 3.2 have been satisfied (other than those conditions that by their terms are to be satisfied at or shortly before the Closing (each of which conditions shall be capable of being satisfied at such time or at such time relief is granted)), (ii) Buyer shall have failed to consummate the Closing on the date it was otherwise required to do so pursuant to Section 2.1, (iii) the Debt Financing has been funded or would be funded in accordance with the terms thereof at the Closing if the Equity Financing is funded at the Closing and (iv) Seller has irrevocably confirmed that if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing will occur.
(c)    For the avoidance of doubt, and notwithstanding anything to the contrary herein, while Seller may pursue both a grant of specific performance and any other remedy available to them at law or in equity under this Agreement, under no circumstances shall Seller be permitted or entitled to receive both a grant of specific performance of Buyer’s obligation to consummate the Contemplated Transactions and payment of the Liquidated Amount or any damages or other amounts (other than any amounts payable under Section 2.6). In the event Seller seeks a grant of specific performance, but the applicable court does not grant such, Seller shall be entitled to the payment of Liquidated Damages if the conditions of Section 2.6 are otherwise satisfied.
8.6    Consideration; Recitals; Governing Law. The Parties acknowledge the mutual receipt and sufficiency of valuable consideration for the formation of the legally binding contract represented by this Agreement. That consideration includes all of the representations, warranties, covenants and obligations contained in this Agreement. The recitals set forth on page one of this Agreement are incorporated into this Agreement and made a part of this Agreement. This Agreement, and any and all claims directly or indirectly based on, arising out of or otherwise relating to this Agreement (whether based in contract, tort or otherwise), shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to the conflict of law rules, whether of the State of Delaware or any other jurisdiction.
8.7    Schedules. Any matter identified on any of the Schedules in Article 4 or in Article 5 shall be deemed to be disclosed for all purposes herein, notwithstanding references to any specific section of this Agreement or such Schedules, so long as the item so identified is reasonably related to the relevant other provision or provisions.
8.8    Amendment and Waiver. To be effective, any amendment or waiver under this Agreement must be in writing and signed by the Party against whom enforcement of the same is sought. Neither the failure of either Party to exercise any right, power or remedy provided under this Agreement or to insist upon compliance by any other Party with its obligations under this Agreement, nor any custom or practice of the Parties at variance with the terms of this Agreement, shall constitute a waiver by such Party of its right to exercise any such right, power or remedy or to demand such compliance. Notwithstanding anything to the contrary contained herein, Sections 2.6, 8.3, 8.4, 8.9 and 8.12 and this Section 8.8 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of any of the foregoing provisions) may not be modified, waived or terminated in a manner that impacts or is adverse in any respect to a Debt Financing Source without the prior written consent of such Debt Financing Source.
8.9    Entire Agreement; No Third-Party Beneficiaries. This Agreement and the Schedules and Exhibits hereto, together with the Local Transfer Documents, set forth a complete and exclusive statement of all of the promises, covenants, agreements, conditions and undertakings between the Parties with respect to the subject matter of this Agreement. This Agreement supersedes all prior or contemporaneous agreements and understandings, negotiations, inducements or conditions, express or implied, oral or written, among the Parties, including the Letter of Intent dated as of December 22, 2016. Except for (a) the provisions of Sections 6.2 and 6.3 relating to Buyer Indemnitees and Seller Indemnitees, and (b) the provisions of Sections 2.6, 8.3, 8.4, 8.8, this Section 8.9 and Section 8.12, which are also intended to be for the benefit of the Debt Financing Sources, this Agreement is not intended to confer upon any person other than the Parties any rights or remedies under this Agreement. In the event of any conflict between this Agreement and any Local Transfer Document, the provisions of this Agreement will control. The parties agree that no Local Transfer Document is intended, and no Local Transfer Document will be construed in any way, to enhance, decrease or otherwise modify any of the rights or obligations of Buyer or Seller from those contained in this Agreement.

8.10    Severability; Set-Off.
(a)    If any term or other provision of this Agreement is held by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced under any applicable Law in any particular respect or under any particular circumstances, then, so long as the economic or legal substance of the Contemplated Transactions is not affected in any manner materially adverse to either Party: (a) such term or provision shall nevertheless remain in full force and effect in all other respects and under all other circumstances and (b) all other terms, conditions and provisions of this Agreement shall remain in full force and effect. No aggrieved Party shall have set-off rights with respect to any matter in dispute under this Agreement or any Other Agreement.
(b)    The Company Transaction Expenses shall be borne by Seller and its Affiliates (other than the Companies and the Subsidiaries).
8.11    Counterparts. This Agreement may be executed in more than one counterpart, each of which shall be deemed to be an original but all of which together shall be deemed to be one and the same instrument. The exchange of copies of this Agreement and of signature pages by facsimile transmission shall constitute effective execution and delivery of this Agreement as to the Parties and may be used in lieu of the original Agreement for all purposes. Signatures of the Parties transmitted by facsimile shall be deemed to be their original signatures for all purposes.
8.12    Financing. Notwithstanding anything herein to the contrary, the Companies, the Sellers, on behalf of themselves and their respective affiliates, representatives and Subsidiaries shall not have any rights or claims against any Debt Financing Source in connection with this Agreement, the Debt Financing or the Debt Commitment Letter, whether at law or equity, in contract, in tort or otherwise and shall not institute and shall cause its representatives and Affiliates not to institute a legal proceeding (whether in law or equity, in contract, in tort or otherwise) against a Debt Financing Source in connection with this Agreement, the Debt Financing or the Debt Commitment Letter and hereby waives any rights or claims thereto.
8.13    Performance Guarantee by Parent. Parent hereby irrevocably, absolutely and unconditionally fully guarantees the due and prompt performance, payment and the discharge when due of all of the obligations and undertaking of Seller under this Agreement (including any payment obligations hereunder) in accordance with their express terms (the “Guaranteed Obligations”) (the “Seller Parent Guaranty”). Whenever this Agreement requires (whether prior to, on or after Closing) any Affiliate of Seller (including Parent) or any Affiliate of Seller (including Parent) to take or cause to take or to refrain from taking any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Affiliate to take or to refrain from taking such action in accordance with the terms of this Agreement (and without limitation, such undertakings are “Guaranteed Obligations”). Parent agrees and acknowledges that the Seller Parent Guaranty is a guarantee of payment and of performance and not merely of collection and that the Seller Parent Guaranty is full and unconditional, and no release or extinguishment of Seller’s obligations or liabilities under this Agreement, whether by decree in any bankruptcy proceeding or otherwise, shall affect the continuing validity and enforceability of the Seller Parent Guaranty. Parent agrees and acknowledges that Buyer is relying on the Guaranty in entering into this Agreement and that this Seller Parent Guaranty is a material inducement to Buyer’s willingness to enter into this Agreement. hereby agrees that if any Guaranteed Obligation of a monetary nature is not paid when and as due, Buyer (or its successor) may notify the Guarantor of such non-payment, whereupon the Guarantor shall or shall cause Seller to promptly pay promptly pay, as the case may be, such Guaranteed Obligation. Parent hereby waives and agrees not to assert notice of acceptance of this Seller Parent Guaranty, presentment, demand, protest, or (except only as set forth in the immediately preceding sentence) any notice of any kind whatsoever, with respect to any or all of the Guaranteed Obligations, and promptness in making any claim or demand hereunder; and no act or omission of any kind shall in any way affect or impair this Seller Parent Guaranty. If Parent or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then proper provisions shall be made so that the successors and assigns of the Guarantor or any of its successors or assigns assumes all of the obligations under this Section 8.13 (including the Guaranteed Obligations). For the avoidance of doubt the Guaranteed Obligations and the Seller Parent Guaranty shall survive the Closing.
8.14    Mutual Release.
(a)    Effective as of the Closing, and without limiting the rights of Buyer or the Companies and the Subsidiaries under this Agreement, any Transaction Agreement, the Continuing Intercompany Arrangements or any other agreements among the Parties or their Affiliates specifically referencing this Agreement, Buyer and the Companies and the Subsidiaries, on each of its own behalf and on behalf of each of its Subsidiaries and Affiliates and their respective successors and assigns, hereby unconditionally and irrevocably, waive any and all rights, defenses, claims (other than claims of fraud) or causes of action (including rights of contributions) known and unknown, foreseen and unforeseen, arising prior to or on the Closing that each of Buyer and the Companies and/or the Subsidiaries have or may in the future have against Seller, its Affiliates or any of its or its Affiliates’ respective directors, officers, employees or equityholders, in each case arising out of, resulting from or relating to the Business and any liability or Damages relating thereto.
(b)    Effective as of the Closing, and without limiting the rights of Seller or its Affiliates under this Agreement, any Transaction Agreement, the Continuing Intercompany Arrangements or any other agreements among the Parties or their Affiliates specifically referencing this Agreement, Seller, on its own behalf and on behalf of its Affiliates and their respective successors and assigns, hereby unconditionally and irrevocably, waives any and all rights, defenses, claims (other than claims of fraud) or causes of action (including rights of contributions) known and unknown, foreseen and unforeseen, arising prior to or on the Closing that they (or any of its respective successors or assigns) have or may in the future have against Buyer, its Affiliates (including, following the Closing, the Companies and/or the Subsidiaries) or any of its or its Affiliates’ respective directors, officers, employees or equityholders, in each case arising out of, resulting from or relating the Business and any liability or Damages relating thereto.

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The Parties, each intending to be legally bound by this Agreement, have executed this Agreement as of the first date identified in the first sentence of this Agreement.
CSVC ACQUISITION CORP.
By:    /s/M. Shane Tiemann______________
    Title: Secretary

[Signature Page to Purchase Agreement]

CHICAGO BRIDGE & IRON COMPANY, N.V.

By: /s/ Philip K. Asherman	Title: President and Chief Executive
Officer

[Signature Page to Purchase Agreement]

THE SHAW GROUP INC.

By:	/s/ Luciano Reyes Title: Treasurer

[Signature Page to Purchase Agreement]

HORTON CBI, LIMITED
By:    /s/ Gregory L. Guse
    Title: President

[Signature Page to Purchase Agreement]

CBI PERUANA SAC
By:    /s/ James E. Bishop
    Title: General Manager

[Signature Page to Purchase Agreement]